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05009460

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Severn Trent

*CURRENT ADDRESS



PROCESSED

JUL 06 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2819 FISCAL YEAR 3-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dw

DAT : 7/6/05







Biffa
0800 601 601
www.biffa.co.uk





SEVERN
TRENT
ENVIRONMENTAL LEADERSHIP

THIS IS SEVERN TRENT >

SEVERN TRENT PLC IS A LEADING PROVIDER OF WATER, WASTE AND ENVIRONMENTAL SERVICES.

WE ARE DETERMINED TO ENSURE THAT CUSTOMERS GET THE BENEFIT OF HIGH QUALITY AND COST EFFECTIVE SERVICES WHILE INVESTORS RECEIVE AN APPROPRIATE RETURN.

FIRMLY EMBEDDED IN OUR CORPORATE STRATEGY IS A COMMITMENT TO CORPORATE RESPONSIBILITY, PARTICULARLY HEALTH AND SAFETY AND ENVIRONMENTAL PERFORMANCE, AND SOUND FINANCIAL MANAGEMENT.

YOU CAN FIND OUT MORE ABOUT SEVERN TRENT PLC AND THE BUSINESSES WITHIN OUR GROUP BY VISITING OUR WEBSITE WWW.SEVERNTRENT.COM

Contents


RECEIVED
JUL 05 2005
WASH. D.C.
209
SECTION

GROUP TURNOVER

Up 3.3% to £2,081m

GROUP PROFIT
BEFORE INTEREST, TAX, GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS*

Down 0.5% at £438.6m

*Goodwill amortisation £30.1 million and net exceptional charge of £14.8 million.

EARNINGS PER SHARE
BEFORE EXCEPTIONAL ITEMS AND DEFERRED TAX

55.6p

DIVIDEND

Final dividend of 30.30p bringing the total for the year to 48.51p

	2005	2004	% change
Turnover (£m)	2,081	2,015	3.3
Profit before interest (pre goodwill and exceptionals) (£m)	439	441	(0.5)
Profit before interest (pre exceptionals) (£m)	409	411	(0.6)
Profit before interest (post exceptionals) (£m)	394	422	(6.8)
Profit before tax (pre goodwill and exceptionals) (£m)	262	273	(3.8)
Profit before tax (pre exceptionals) (£m)	232	243	(4.4)
Profit before tax (post exceptionals) (£m)	217	254	(14.6)
Earnings per share (pre exceptionals and deferred tax) (p)	55.6	61.4	(9.4)
Earnings per share (post exceptionals and deferred tax) (p)	40.3	53.5	(24.7)
Gearing (%)	56.8	55.4	2.5
Final dividend (p)	30.30	29.27	3.5
Interim dividend (p)	18.21	17.77	2.5
Total dividend for the year (p)	48.51	47.04	3.1

An exceptional charge of £14.8 million in 2004/2005 comprises a profit of £7.6 million on disposal of fixed assets, a net loss on sale and termination of operations of £9.4 million and a charge of £13.0 million relating to restructuring.

An exceptional credit of £11.6 million in 2003/2004 comprised a £19.8 million profit on the sale of land and buildings, a £2.7 million credit from the release of part of the £25.0 million exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the US and a £10.9 million charge in respect of Hales Waste integration costs.

Group turnover £m	**Group profit before tax and exceptional items** £m	**Earnings per share before exceptional items and deferred tax** pence	**Dividends per share** pence
1,681.6	221.7	61.0	45.00
1,794.3	233.3	63.2	45.90
1,852.0	225.2	58.1	45.90
2,015.1	242.8	61.4	47.04
2,081.2	232.1	55.6	48.51

Business performance

We announced in January 2005 that Severn Trent Water would accept Ofwat's Final Price Determination for 2005-2010. This is the single most important event for the group in 2004/2005.

Ofwat's final AMP4 Determination allows Severn Trent Water to raise prices by 24% before inflation, equivalent to around £53 per property over the five year period. Even after this rise, Severn Trent Water's average household bills will remain among the lowest in its sector.

The efficiency targets set by Ofwat are extremely challenging. The Determination includes a reduction in the allowance for capital maintenance costs, particularly in respect of mains renewal, and a reduction in the costs allowed for alternative sludge disposal methods. The Determination includes sufficient costs to fund only half of Severn Trent Water's pension deficit.

In addition, there remain other areas such as electricity costs, business rates and operational areas where the Determination allows for smaller cost increases than are forecast in the company plan.

Severn Trent Water is already performing at or close to Ofwat's operating and capital efficiency frontiers. We want to continue this so plans are being put in place to maintain Severn Trent Water as one of the most efficient companies in the water sector, in terms of both operating costs and capital investment.

We are determined to improve our performance to meet all these challenges.

While much of our management focus has been concerned with the Ofwat Determination, we have continued to develop our waste management company, Biffa, into a leading integrated waste management company.

We have achieved scale in the important Industrial/Commercial collection area where we are the largest UK operator. We have control over disposal through having a large landfill operation, probably joint second in terms of void space, together with a number of strategic alliances to take recovered materials. We have excellent special waste capabilities through our treatment centres. No other company has these combined strengths in the UK.

New legislation and increased landfill tax will impact on all aspects of Biffa's business. But changes in legislation also create new business opportunities in pre-treatment, special waste and integrated waste management. With the Hales integration now complete, Biffa is in a good position to maximise these opportunities and to develop good organic growth going forward.

Severn Trent Laboratories, the world's leading environmental testing company, has experienced extremely challenging market conditions in the US.

Legislation and public concern will drive the growth of markets like indoor air quality, food microbiology, endocrine disrupters, and perchlorate testing. STL has put in place the expertise and facilities to keep it at the forefront of these and other emerging markets.

The Water purification and operating services business continues to perform well. Headquartered in the US, it supplies technology and expertise to private and public sector clients all over the world. The water purification market will continue to grow and our strong market position and brand recognition will enable us to compete vigorously.

This business exploits technology and capability from our UK water expertise so is attractive to Severn Trent going forward.

Corporate responsibility

Severn Trent was named as the leading utility in the Dow Jones Sustainability Index for the fourth consecutive year. This is the first time



Severn Trent produced satisfactory results overall in 2004/2005. Excluding the impact of exchange rates, turnover rose in all the main businesses of water and sewerage, waste management, laboratories and water purification and operating services.

that any utility has won this category four times in a row.

Severn Trent's award was made after an assessment of the quality of our management and performance in terms of integrating economic, environmental and social considerations into business strategies, while continuing to enhance competitiveness and brand reputation.

Our businesses are one of the UK's largest managers of 'renewable carbon' which is biodegradable waste and sewage sludge, that can be utilised to generate renewable electricity. We handle approximately 12% of the UK's waste renewable carbon (excluding agriculture).

In 2004/2005 we generated around 690 GWh of renewable electricity which equates to 5% of the UK's renewable electricity.

Group results

Overall, the Severn Trent group has delivered a satisfactory performance in 2004/2005, with group profit before tax, goodwill amortisation and exceptional items at £262.2 million, a decrease of 3.8% after incremental pension charges of £31.3 million. Group profit before tax and exceptional items was £232.1 million (£242.8 million) and group profit before tax was £217.3 million (£254.4 million).

The Board is proposing a final dividend of 30.30p (29.27p) to be paid on 31 August 2005. This would give a total dividend for the year of 48.51p, an increase of 3.1%.

Management and staff

As you know, I succeeded David Arculus as Chairman of Severn Trent Plc on 1 January 2005. I am delighted to take up my role as Chairman as I regard Severn Trent as one of the best managed companies in the utility sector.

John Banyard, executive Director of Severn Trent Water with responsibility for asset management, also retired at the end of December 2004. We thank him for 38 years of service and wish him well. He certainly deserves his OBE for services to the water industry and to engineering.

I am extremely grateful to Martin Flower, senior independent non-executive Director, who agreed to become Deputy Chairman from 6 July 2004 to ensure continuity on the Board and support for our new management team.

Colin Matthews arrived in September 2004 as Acting Managing Director of Severn Trent Water and took over as Group Chief Executive on 1 February 2005, on the retirement of Robert Walker.

Colin's wide experience with America's General Electric Company, British Airways, Transco and Hays means we have appointed a first class individual with an engineering and operational background who can build on the success of our businesses. We are fortunate to have him lead our group.

As indeed we are with Tony Wray, who joined the Board as Managing Director of Severn Trent Water on 7 March 2005 from Eircom, having been previously Director Asset Management and then National Operations Director, Transco.

We also welcomed Rachel Brydon Jannetta and Mark Wilson to the Board in September 2004. Rachel is President and CEO of Severn Trent Laboratories, based in the US. Mark is Group Finance Director, having been Finance and Regulation Director in Severn Trent Water.

Since my appointment as Chairman, we have carried out a rigorous Board effectiveness review with the help of independent consultants, which has generated a number of actions to secure improvements to Board performance.

Although I am relatively new to Severn Trent I have discovered already that there is a dedicated and highly trained staff whose hard work and commitment ensures we have the ability to achieve our objectives.

Outlook

The finalisation of the AMP4 Determination provides greater certainty for Severn Trent Water going forward and sets challenging but clear financial and service targets, which the company is well positioned to deliver. Biffa anticipates organic growth within the competitive waste sector in the UK as a result of its technology, its scale and through new opportunities driven by waste legislation. Reduced federal spending on the environment is expected to continue the difficult market conditions for Laboratories in the US in 2005/2006. The UK market for Laboratories is expected to remain strong. The Services business is expected to continue to grow in line with favourable market conditions.

The objective over the next five years is to ensure customers in the group's regulated and non-regulated businesses get the benefits of high quality and cost effective services while ensuring that investors receive an appropriate return.

The Board of Severn Trent Plc intends to maintain, as a minimum, group dividends in real terms at least up to 2009/2010. Our shareholders can be confident in this as a dividend 'floor' for the next five years. Our objective is, of course, to do better with real growth over the AMP4 period.



Sir John Egan
Chairman

Severn Trent is a successful group with tremendous strengths and great opportunities – that is my clear conclusion after four months as Group Chief Executive and nine months as an executive Director.

For five months, from September 2004, I focused exclusively on Severn Trent Water which after all accounts for around 77% of our profits. Since becoming Group CEO I have been immersed in all the businesses in the group.

As a result I am able now to lay out the two top priorities for our company both of which are operational.

The first is to deliver and hopefully beat the operational performance required by the regulatory settlement for Severn Trent Water from 2005-2010.

The second is to build on our waste company's operational success story by re-focusing on organic growth and return on investment.

Improving operational performance goes hand in hand with improving financial performance. There is a false argument which implies that the way to achieve cost reduction is to cut corners and reduce standards. I believe the opposite, the way to secure cost reduction is to raise professional standards across the whole organisation.

However good we become in health and safety, quality or environmental performance, we must always have an ambition to get better. As we get the processes in place to raise these professional standards then our financial performance will also improve.

Health and safety

We have established three key health and safety principles for all employees:

> If a job cannot be done safely, don't do it
> Always look for safety hazards
> Never ignore a safety hazard; fix it or report it

I deeply regret to report one employee fatality this year where a Biffa refuse collector was hit by a reversing vehicle. As with any serious accident we have undertaken a rigorous investigation and audit to reduce the possibility of this, or any similar incident, happening in future.

Overall the group recorded a RIDDOR Reportable Incident Rate of 22.93 per 1,000 employees; this represents a 4% improvement rate on last year's figure. We are looking to accelerate the rate of improvement in this and future years.

Water and sewerage

In 2004/2005 we completed the AMP3 programme, reaching the Ofwat targets and outperforming them in many cases. We were among the leading water and sewerage companies in Ofwat's overall performance and relative efficiency assessments.

The challenge now is to at least deliver the performance required by the Price Determination agreed in January 2005.

We have already streamlined the top management structure to achieve a shortening of the lines of communication from the top to the bottom to continue to drive efficiencies through the organisation.

Operational efficiencies will be achieved in the following ways:

Headcount reduction: We cannot deliver operational efficiencies without reducing employee numbers within the group, largely through improved technology. There are three particular areas in which we continue to invest: replacing back office systems around financing and purchasing; continuing to upgrade our customer interface systems; and maintaining, but also improving, our capability to manage our remote sites automatically.

Overheads: We can reduce our property costs by consolidating office accommodation and depots.



My team and I are highly focused on improving operational performance. Indeed, we are already analysing and scrutinising all our businesses in greater detail both to ensure continual improvement, but also to be certain we can demonstrate their value to the group as a whole going forward.

Procurement: We are reducing the number of suppliers and working with them in a more intense and collaborative way, taking cost out of the total system and sharing the benefits with them. This is in contrast to expending more energy in determining who pays than in reducing cost.

Our capital expenditure amounts to a total of £2.6 billion over the five year period. There are some 900 significant projects, a huge programme for us to manage. We are looking to work with 20 named key contractors reduced from 50 in the past.

We shall:

> Standardise designs as far as we can, not just whole plants but also elements within the plants
> Invest in preparation work in order to reduce the cost of the delivery
> Ensure good discipline around 'design freeze' and establish target pricing

We are also looking to make sure that our suppliers are incentivised financially to drive for continuous improvement and that they, like us, are motivated on an "RPI minus" type incentive arrangement.

Other industries have already demonstrated the value of implementing these procurement principles.

Waste management
Biffa's growth represents a real success story in terms of acquiring UK Waste, then Hales, and successfully integrating them. Equally, the marketplace in which Biffa has been operating has been flat overall and the bulk of Biffa's recent growth has been from the acquisition of Hales. Therefore the question of organic growth is important.

We believe that the myriad of regulatory developments which are scheduled year in year out for the next five years are going to drive opportunities for revenue growth. This is a marketplace which is going to favour the bigger players in this industry and we are determined to benefit.

Biffa's management achieved healthy organic turnover growth throughout the 1990s. More recently, the UK Waste and Hales acquisitions have accounted for a more substantial part of Biffa's turnover growth. That is why the two key challenges for us within Biffa are to re-establish a focus on organic growth and to improve the return on investment.

Laboratories
The business in the US operated in a difficult market last year. There has been a significant reduction in return on total investment in the course of the year, which we must confront.

One particularly key initiative is to replace a number of laboratory information management systems with a single standard system that covers the whole network. Customers buy not simply tests, but also data. Customers want that data with faster turn round times and standardised reporting and they want to be able to transfer and use data in their own systems. Having different IT systems in our laboratories is an impediment to exploiting our scale. The first five laboratories already have the new system up and running and it is currently being debugged. It will be rolled out to the others in the course of the next 12 months. In 2006/2007 we expect to see significant operational improvements from this new system.

Water purification and operating services
This business includes the Water Purification business, the Contract Operations business, Severn Trent Water International and the smaller Metering Services and Pipeline Services businesses.

The simplification of these activities in recent years has stabilised the business and in the last couple of years we have seen a gradual improvement in returns. Although this is of a modest scale, this is a business which is closely related to Water in the UK. It exploits our technology and capability and, from a stable base, is now back on a growing and improving trend.

Severn Trent Water International, which provides management and consultancy services in Europe and the developing world, was awarded an exciting 25 year PFI contract worth approximately £1 billion with Costain. This groundbreaking deal for the provision of water and wastewater services to MoD sites in England is now up and running.

Other businesses
We will take the opportunities that we can to restructure some of our smaller businesses to make sure that we are focused on doing the right thing for our main business activities.

We are scaling down our engineering consultancy, Charles Haswell, and merging it into the Water business. All of their skill is now devoted to Severn Trent Water and we are no longer pursuing external contracts. Our Severn Trent Water International interest in Portugal has been sold and we are restructuring Severn Trent Systems so we can focus on our in-house IT needs whilst satisfying our existing obligations to our client base.

Outlook
My team and I are highly focused on improving operational performance. Indeed, we are already analysing and scrutinising all our businesses in greater detail both to ensure continual improvement, but also to be certain we can demonstrate their value to the group as a whole going forward.



Colin Matthews
Group Chief Executive



5
4
3
1
2

Turnover by business
% of group total in 2004/2005

		%	£
1	Water	47%	£1,015.1m
2	Waste	32%	£696.3m
3	Laboratories	7%	£162.6m
4	Water Purification and Operating Services	10%	£208.1m
5	Other	4%	£86.8m

SEVERN TRENT WATER >



Key strengths

> Track record of outperforming regulatory contract

> Good performance in Ofwat efficiency and performance assessments

> Drinking and wastewater quality consistently above average

> Excellent record in biodiversity, community relations and employment practices

Outlook

The efficiency targets Ofwat set Severn Trent Water for AMP4 are extremely testing. However, our overall efficiency has been assessed by Ofwat as above average and we are confident about our ability to meet the regulatory targets and AMP4 obligations. We will continue to supply high quality water and sewerage services to domestic and business customers, while delivering appropriate returns to investors.

Severn Trent Water provides water and sewerage services to around 3.7 million household and business properties in England and Wales. It employs over 5,000 people in the Midlands region. Industry regulators have recognised it as one of the leading companies in its sector in terms of water quality, efficiency and overall performance. It also has a strong track record on customer service.

- Turnover up 6.1% to £1,015.1m (£956.7m)
- AMP3 regulatory outputs delivered
- High levels of performance for customer service, water and wastewater quality

REGULATORY REVIEW

AMP4 sets the scene for 2005-2010

December 2004 brought the final Determination of Ofwat's AMP4 price review for 2005-2010. It was the culmination of a long process that involved almost every department in the company.

Above
Upgrading sewerage infrastructure.

Main image
[illegible] Welch, Severn Trent Water.

Ofwat's final AMP4 Determination allowed Severn Trent Water to raise prices by 24% before inflation, equivalent to around £53 per property over the period. Even after this rise, Severn Trent Water's average household bills will remain among the lowest in its sector.

Although the Determination was lower than the amount asked for, it will enable Severn Trent Water to maintain the high levels of customer service, water quality and environmental compliance achieved over the last five years. In recognition of our previous performance we were given an incentive reward of 0.1%. We are also one of only two water and sewerage companies to have qualified for an enhanced incentive at the [illegible] price review in all of Ofwat's efficiency assessments. This is intended to encourage top performing companies to continue improving in future. It will allow us to meet new environmental standards, and to make improvements such as reducing sewer flooding, and improving the taste and odour of drinking water in specific areas. The investment programme will cost some £2.6 billion, and equates to around £720 for every household.

The efficiency targets set by Ofwat were stringent, despite the fact Severn Trent is performing at or close to Ofwat's operating and capital efficiency frontiers. As part of the organisational changes necessary to meet these targets, the company will have to cut 300-350 jobs over two years.



>> FIND OUT MORE

More information on Severn Trent Water is available on our website: www.stwater.co.uk

The site includes more detailed information about Severn Trent Water's plans for the 2005-2010 AMP4 programme.

Details of Severn Trent's AMP3 performance and AMP4 obligations and targets can also be found on: www.ofwat.gov.uk and www.dwi.gov.uk



Above
Filter maintenance, Wanlip sewage treatment works.

Performance
Severn Trent Water performed strongly in 2004/2005, and exceeded its financial targets for the year. Turnover from water and sewerage increased by 6.1% to £1,015.1 million. The allowed increase in charges for 2004/2005 was 4.7%, including inflation.

Profit before interest, tax, goodwill amortisation and exceptional items rose by 0.6% to £339.9 million, after incremental pension charges of £21.7 million. Profit before interest and tax was £334.5 million (£356.4 million).

Completing the 2000-2005 contract
In 2004/2005 we completed the AMP3 programme, reaching the Ofwat targets, and outperforming them in many cases. We were among the leading water and sewerage companies in Ofwat's overall performance and relative efficiency assessments.

Direct operating costs in 2004/2005 rose by £41.8 million to £420.1 million. This increase arose from the completion of the AMP3 programme and from incremental pension charges. The rise was partially offset by operating cost efficiencies. In real terms, the increase was £29.7 million after the pension charges; or £8.0 million before pension charges.

In 2004/2005 we invested some £452 million. We continued to deliver efficiencies against the £2 billion investment programme for 2000-2005. Over the AMP3 period we achieved average capex efficiencies of around 5% measured against the Retail Prices Index, or around 13% measured against the Construction Output Price Index.

In 2003 Ofwat and Severn Trent agreed new leakage targets, of 505Ml/d, for March 2005, and we put in place a programme on leakage control and monitoring to realise this. We will continue with our programme of mains replacement and active leakage detection in AMP4 to improve our leakage figures.

Serving our customers
Research undertaken by Severn Trent Water in association with several industry bodies shows that customers' main priorities are a consistent supply of clean, safe water, and safe, reliable drainage. Among the headline projects we embarked on or completed in 2004/2005 in order to achieve that were: schemes to protect the quality of drinking water from boreholes; schemes to prevent sewer flooding; projects to improve cryptosporidium removal at water treatment works and phosphorus removal schemes at a number of sewage works.

Our enhanced water treatment process won a prestigious industry award in 2004, which recognised both the technical achievement of the project, and the way it was implemented.

Severn Trent Water believes that the way we work with customers, and not just the quality of services we provide, is important. We continued work on two major IT projects in 2004/2005. The first, TARGET, is a more effective billing system that makes processes such as changing details when moving house, for example, much easier for customers. More than two million customers were switched to this system in 2004/2005.

The second, ICE, or Improved Customer Experience, is a process management application designed to improve customers' experience when they deal with our call centres. We made good progress on rolling out ICE in 2004/2005, and will continue the process in 2005/2006.

Severn Trent invested more than £2 billion in 2000-2005. Our programme of work included some 9,000 individual projects and jobs, all with the aim of ensuring high quality water and wastewater throughout our region.

Below
Combined heat and power units, Minworth sewage treatment works.



Corporate responsibility

Severn Trent Water contributes positively to the communities in our region. We support hundreds of projects, all with a sustainability agenda and many with an educational focus. As well as teaching children about the water cycle, our educational work in 2004/2005 promoted the benefits of drinking water.

We launched a five year Biodiversity Plan in 1999 and achieved virtually all the targets by 2004. We have now launched a revised action plan for 2004-2010. We are one of seven organisations taking part in the pilot of a new biodiversity benchmarking scheme created by The Wildlife Trusts.

Energy management is another important aspect of our environmental agenda. Severn Trent Water has installed combined heat and power (CHP) units at around 30 sewage works, which increased our total generation capacity to 27MW in 2004/2005.

We actively promote equality and welcome diversity in all aspects of our business, and encourage employees to seek a good work-life balance. In March 2005, Severn Trent Water was named as one of the top ten big companies to work for in the UK, in a nationwide survey by *The Sunday Times* newspaper.

Health and safety is the core of our obligations to our employees, customers and the communities where we work. Over the past two years we have instilled a strong management focus on improving our health and safety record. In 2004/2005 there was a 24% reduction in reportable incidents.

A number of Severn Trent Water's facilities won British Safety Council five-star awards in 2004/2005.

We support the charity WaterAid in order to help people worldwide gain access to safe water and sanitation. Severn Trent Water worked with WaterAid and Central TV on a project to take three young reporters to Ethiopia. Their experiences were screened on nightly news bulletins to give viewers an insight into life without the clean water and sanitation that the UK takes for granted.

Outlook

With the AMP3 process concluded, Severn Trent Water can focus on ensuring that we deliver the new contract. Although the targets set in AMP4 are challenging, we have a strong track record on efficiency, cost control, productivity and customer service. We are confident that we can maintain and, in some cases, improve on this record, while continuing to deliver good returns to investors.

Autumn 2005 sees the introduction of the new competition regime for business customers using more than 50 megalitres of water a year. We have good relationships with business customers in our region and are well placed to retain our business accounts. We also believe we have the potential to win new national accounts and customers outside our region. There are good opportunities in this field and we have put in place the necessary systems for operating in the new regime.

PROFIT
BEFORE INTEREST, TAX, GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS*

Up 0.6% at
£339.9m

*Goodwill amortisation nil and exceptional charges of £5.4 million.

BIFFA >



Key strengths

- > High quality IT infrastructure delivers efficiencies and customer service
- > Modern, specialist fleet with high levels of fuel and operational efficiency
- > Over 30 landfill sites throughout the UK, all with ISO14001 certification
- > Over one million tonnes of waste recycled and composted in 2004/2005, one year ahead of target
- > Special waste expertise based on innovation, new technologies and understanding of new legislation

Outlook

New legislation and increased landfill tax will impact on all aspects of our business. But changes in legislation also create new business opportunities in pre-treatment, special waste and integrated waste management. With the Hales integration now complete, Biffa is in a good position to maximise those opportunities, and to achieve good organic growth in 2005/2006.

Biffa is one of the largest integrated waste management companies in the UK. It provides collection, landfill and special waste services to over 90,000 commercial/industrial customers and almost one million households through its local authority contracts. Biffa's infrastructure includes the operation of over 30 landfill sites, 13 special waste treatment facilities, and a collection fleet of over 1,650 specialist vehicles. The company employs over 5,000 people in the UK and Belgium.

- Turnover up 10.0% to £696.3m (£633.1m)
- Turnover from Collection up 9.3%, Landfill up 9.9%, Special Waste up 11.6% and Belgium up 12.8%
- Strong IT infrastructure delivering synergies and efficiencies

CULTURE CHANGE

Raising the bar in health and safety performance

Biffa's goal is to be a leader in health and safety in the waste industry and a benchmark for others. Our aim is to ensure the safety of everyone who comes into contact with our operations – whether they are employees, customers, contractors or members of the public.



Biffa

The waste industry has traditionally had a poor record on health and safety, compared with many other industries. Biffa is determined to improve on this record.

In 2002, we launched a company-wide culture change programme to promote and improve health and safety across all our divisions. Regular workshops which include employees from all our different business functions are held to discuss the importance of health and safety. These have proved highly effective in identifying potentially dangerous practices, and in spreading the key messages of the programme 'If we can't manage the risk, we don't do it' and 'think what if, not if only'. Employees are continually encouraged to question their behaviour and attitudes towards health and safety issues.

Other initiatives in 2004/2005 include introducing new personal protective equipment and uniforms, installing new hardware such as reversing-aid cameras to our fleet, providing manual handling training across the whole organisation and holding a health and safety awareness week.

One of the real benefits of the culture change programme is that our employees across all operational and support functions are given the opportunity to make suggestions to improve health and safety. The results of our various culture change programme initiatives are evident.

Following the British Safety Council's audit of the company's locations, Biffa's performance was very highly rated with six UK locations achieving four star ratings.

Recognition has also been achieved with the recent award of OHSAS 18001 certification (occupational health and safety audit) covering health and safety performance in the fleet workshops.

Above
Manual handling training provided for all employees.

Main image
Gavin George, Biffa.

>> FIND OUT MORE

More information on Biffa is available at: www.biffa.co.uk

Details of Biffaward, the landfill tax credit scheme, can be found at: www.biffaward.org

Biffa





Top
Cell preparation, Redhill landfill site.

Above
Specialist collection vehicle.

Biffa achieved a good performance in 2004/2005. Following the acquisition of Hales Waste Control in 2003/2004, we completed the integration of that business ahead of schedule, and realised the planned synergies from the deal.

In addition to the Hales integration, three other themes ran through the business: a drive to make Biffa the health and safety leader in its industry; legislation; and the upgrading of our IT capabilities.

In terms of legislation, European directives such as the Landfill Directive, Road Transport Directive and Hazardous Waste Regulations Directive are having a fundamental effect on the way we run our business. We are on track in our preparations for these Directives, and ready for the opportunities they create.

The IT programme had two aspects. In our collection fleet we installed in-cab technology linked directly to our IT network. As well as improving our operational efficiency and customer service, this technology helped us win important new municipal contracts. We also upgraded our mainframe capabilities, ensuring greater IT security and business continuity.

Performance
Turnover for waste management increased by 10.0% in 2004/2005 to £696.3 million. Turnover in the UK was £629.5 million, up 9.7% on the previous financial year; turnover in Belgium was £66.8 million, up 12.8%.

Biffa's profit before interest, tax, goodwill amortisation and exceptional items increased by 5.3% to £83.4 million, or 10.5% before incremental pension charges of £4.1 million. Goodwill amortisation was £22.9 million (£21.3 million). Profit before interest and tax was £60.5 million (£47.0 million).

There were no further costs for the integration of Hales in 2004/2005, and the planned annualised synergies of £7.5 million are being delivered.

Collection
Biffa's Collection division works with industrial/commercial customers and local authorities across the UK.

The division won a number of large new commercial/industrial accounts. In the municipal sector, the securing of new contracts and the extension of existing contracts brought the total of municipal contracts now managed to 50. They included important new seven-year contracts in the London boroughs of Wandsworth and Havering. The division also re-won contracts in Swale (Kent), Tandridge, and West Berkshire, evidence of previous good performance.

Biffa continued to invest in new facilities and depot upgrades in 2004/2005. New facilities were set up in South Shields, Middlesbrough, St Albans, Southampton and Bridlington. Unfortunately in June 2004, a fire caused serious damage to the new Bursom recycling plant, built as part of the £300 million integrated waste management contract with Leicester City Council. The plant is now back in operation and the technology is the only one of its kind in the UK.

Overall, in the Collection division, turnover increased to £394.2 million (£360.6 million). Profit before interest, tax, goodwill amortisation and exceptional charges was £54.0 million, up 4.7% on the previous year.

Landfill
Biffa operates more than 30 landfill sites in the UK. The Landfill division as a whole received the ISO 14001 environmental management certification in 2004/2005.

The division made good progress on compliance with the implementation of the Landfill Directive. For example, Biffa continued the process of obtaining Pollution Prevention and Control (PPC) permits, and 11 of the 38 permits applied for had been obtained by the end of the year.

PROFIT
BEFORE INTEREST, TAX, GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS*

Up 5.3% at £83.4m

*Goodwill amortisation £22.9 million and exceptional items of nil.

The Landfill Directive also created new business openings. Biffa implemented four stable non-reactive cells for asbestos disposal in key strategic areas. It also formed a strategic partnership with a Canadian company, Biogenie, to remove and treat contaminated soil from brownfield construction sites.

In 2004/2005 the effect of the Landfill Directive on business volumes was limited. Indeed, in the first months of the year, the division benefited from an increase of higher margin contaminated waste work in the run up to implementation of the Landfill (England and Wales) Regulations in July 2004.

Turnover for the division was up 9.9% to £179.3 million. Profit before interest, tax, goodwill amortisation and exceptional items rose by 13.8% to £38.7 million (£34.0 million). Landfill volumes were up 5% overall. Unit revenues, excluding landfill tax, were up by 5%.

Special Waste

The Special Waste division works with customers in many sectors to manage hazardous waste materials. Services include packaged waste services like Hazpak, Waste-Safe and Backtrack, which all performed well in 2004/2005. The division also leads the company's integrated waste management contracts, which encompass all aspects of Biffa's business – collection, pre-treatment, recycling and landfill capabilities, as well as its special waste expertise. During 2004/2005, the integrated waste management team helped to recycle over 23,000 tonnes of waste for clients.

The Special Waste division also manages Biffa's power generation activity. With new capacity added at a number of UK sites in 2004/2005, Biffa's power generation interests in the UK exceeded 100MW by year end.

Turnover in Special Waste was £56.0 million in 2004/2005, up 11.6%. Profit before interest, tax, goodwill amortisation and exceptional items was £8.2 million (£7.0 million).

Belgium

Biffa has 11 operational facilities in Belgium. As well as contributing to the balance sheet, the business adds value to Biffa by providing experience of operating in a recycling and recovery culture well in advance of the UK. For example, since Belgian householders have greater responsibility for separation of wastes, lessons can be learned when developing pre-treatment and automatic sorting facilities in the UK.

Despite difficult market conditions, Biffa's turnover in Belgium was £66.8 million, up 12.8%. Profit before interest, tax, goodwill amortisation and exceptional items was £3.3 million (£3.2 million).

Corporate responsibility

Biffa recognises its responsibility to contribute positively to communities and the environment. Biffaward, the company's landfill tax credit scheme, has distributed over £70 million to over 800 community and environment projects since it was set up in 1998. In 2004/2005, it distributed approximately £7 million ranging from a grant to an unemployed workers' centre to a project to restore wildlife habitats in the Fens.

Towards the end of the year, Biffa produced an award-winning interactive educational CD to help primary and secondary schoolchildren learn about waste and recycling, and how they can 'do their bit' to protect the environment.

Biffa continued in its commitment to report biennially on its environmental performance, but this year extended the report to include more social issues, making this year's report its first Corporate Responsibility report.

Outlook

Legislation will continue to provide both challenges and opportunities. The Landfill Directive and increases in landfill tax from April 2005 will stimulate demand for alternatives to landfill, but our pre-treatment, recycling and special waste activities will benefit from that. We believe that the market already recognises our strengths in those areas, and we are positive about prospects for the year ahead.

Below
Waste-safe, secure transportation of hazardous waste materials.


Biffa

In August 2004 Biffa completed its integration of the Hales Waste Control business, well ahead of schedule. All planned synergies from bringing together the Biffa and Hales businesses were delivered, and there were no further integration costs in 2004/2005.



SERVING THE CUSTOMER

Severn Trent Laboratories opened eight new service centres in the US and two in the British Isles in 2004/2005, responding to local market requirements, demand from customers, and opportunities for business growth.

Above
Expert analysis in accredited laboratories

Key strengths

> Market leaders in the US and UK

> Reputation for technical excellence and responsive customer service

> Record of innovation and being at the forefront of new markets

> Client portfolio of leading US and UK companies

> New service centres extend geographical strength


STL
welcome to STL...
STL

>> FIND OUT MORE

More information on Severn Trent Laboratories is available at www.stl-ltd.co.uk, www.stl-inc.com, [illegible] and [illegible]





Top
Service centres provide convenient local services.

Above
Soil sampling and confirmation testing of stockpiled materials.

In the US market conditions were very challenging in 2004/2005 as federal funding for environmental clean up projects was severely impacted by diversion of funds to the military's activities in Iraq and other overseas locations. Budget deficits at local state and national levels also reduced demand while general enforcement levels continue to slow. In addition the US encountered the worst hurricane season in over 100 years – STL has six laboratories in the hurricane belt; one in Florida was badly damaged and all six experienced power outages, service disruption and downtime.

Against this difficult background, turnover was down 4.4% to £162.6 million while profit before interest, tax, goodwill amortisation and exceptional items was down 30.9% to £15.0 million. Part of the shrinkage can be attributed to the effect of the dollar exchange rate movements but US margins were severely impacted by pricing pressures driven by the reduction in demand. Turnover was up 1.9% in the US excluding the impact of exchange rates, and by 6.4% in the UK. Profit before interest and tax was £10.9 million (£17.7 million).

Serving the customer

STL's strategy to combat the current market challenges in the US and return to growth is to focus on service standards and further develop strengths in high growth and newly emerging market segments. In order to increase penetration in specific locations, STL opened eight new service centres in the US and two in the British Isles. These service centres provide convenient local services such as delivery of sample containers and related supplies as well as sample collection and shipping. Some service centres also offer project management and limited analytical capabilities and are complemented by other value added products such as the web-based MySTL electronic project management system. As well as offering greater convenience to existing customers, these new service centres brought us closer to new clients in the US, Scotland and Ireland.

New indoor air quality (IAQ) testing facilities were set up within existing laboratories in Florida, Texas and California to serve the growing market for IAQ and mould testing. The new facilities, combined with the expertise and reputation of our subsidiaries P&K Microbiology Services and Aerotech, create a very strong position in this market. One particularly key initiative is to replace a number of individual laboratory information management systems with a single standard system that covers the whole network.

QED Environmental Systems

STL's groundwater sampling equipment division QED won a $3 million contract to supply a major mining and chemicals company in Australia with air stripper units, which remove VOCs (volatile organic compounds). This is the largest contract in QED's history. The air strippers are being used in a high profile project to remove legacy contamination from groundwater.

The UK business

Market conditions in the UK were much better than in the US. The Landfill Directive created new opportunities and we enjoyed growing demand for contaminated land testing, driven by the development of brownfield construction sites. The service centres in Ireland and Scotland performed strongly, winning new analytical contracts.

Outlook

Although we do not expect market conditions in the US to ease in 2005/2006, there are opportunities for growth. STL expects to carry out increased sediment testing work in connection with the initiative to clean up the Great Lakes and increased opportunities in the IAQ market and food hygiene markets are also expected to provide growth. STL has the expertise in place to compete strongly in newly emerging market areas such as testing for endocrine disrupters, perchlorate contamination, fragrance allergens, and flame retardants. In the UK, legislation like the Landfill Directive and the Water Framework Directive will continue to create growth opportunities.

PROFIT

BEFORE INTEREST, TAX, GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS*

Down 30.9% at £15.0m

*Goodwill amortisation £4.1 million and exceptional items of nil.

…RN TRENT
…CES >

TECHNOLOGY AND PRODUCT DEVELOPMENT



Above
Tetra® Nitrifying Submerged Aerated Filter (NSAF) and Deep Bed Filter (DBF), Crankley Point.

Severn Trent Services continued to invest in technology and product development in 2004/2005 that put them at the forefront of emerging markets ranging from water purification and contract operations to water metering and infrastructure projects.

Key strengths

> Strong market position and brand recognition

> Strategy focusing on high margin business opportunities

> Continually expanding product and technology base

> Emphasis on cost control and operational efficiency

SEVERN TRENT SERVICES

The leader in water and wastewater purification products and services

TOUR THE COMPANY | GET INFORMATION | APPLICATIONS | PRODUCTS

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More information on Severn Trent Serv… www.severntrentservices.com and www…

Severn Trent Services comprises two divisions: Water purification and Operating services. The latter includes the Contract Operations business, Seven Trent Water International, and the smaller Metering Services and Pipeline Services businesses.

Before the impact of exchange rate movements, there was overall organic growth across these businesses. Profitability and margins benefited greatly from the restructuring programme and cost controls implemented in 2002/2003, and our strategy of focusing on higher margin business.

Turnover decreased by 1.4% to £208.1 million, but excluding the impact of exchange rates, turnover increased by 5.2%. Profit before interest, tax, goodwill amortisation and exceptional items was up 16.5% at £19.8 million. Profit before interest and tax was £21.0 million (£13.8 million).

Water purification
Turnover in the Water purification division decreased by 7.5% to £76.7 million. This was a result of two main factors: exchange movements; and lower revenues in the UK, where customers were waiting for the resolution of the AMP4 process before commissioning new projects. Excluding the impact of exchange rates, turnover was down by 0.8%. The US side of the business performed well, with turnover (in US$) up 4.1%.

We continued our work to expand our product and technology base. We extended our partnership with Lanxess (formerly part of Bayer AG) on our Sorb33 system for removing arsenic from drinking water to cover the industrial and municipal wastewater sector as well. We were delighted with this agreement, which creates significant business opportunities.

We also entered into a new alliance/collaboration with inge AG, to incorporate their ultrafiltration (UF) membrane products into our ultrafiltration systems. Throughout the world, inge is known for its leadership and innovation in this rapidly growing market, so this is an important new relationship.

Operating services
Turnover in the Operating services division was £131.4 million, up by 2.5%. Excluding the impact of exchange rates, turnover was up by 9.1%.

There was good performance across the business. Contract Operations, which carries out operating and maintenance contracts for customers in the US, decreased its turnover by 0.3% to £75.0 million. Turnover in US$ was up by 8.8%. Among the contracts announced during 2004/2005 was an eight-year leachate control contract, worth $65 million, at Fresh Kills Landfill in New York.

Severn Trent Water International (STWI), which provides management and consultancy services in Europe and the developing world, had an excellent year. The UK Ministry of Defence awarded a 25 year PFI contract worth approximately £1 billion to a subsidiary of STWI, called Coast to Coast Water (C2C). This ground-breaking deal, called Project Aquatrine (Package C), is for the provision of water and wastewater services to approximately 1,500 MoD sites in England and commenced on 30 March 2005.

Turnover at STWI was up by 13.1%.

The Metering services business increased turnover by 22.6%. It won a $4 million contract to replace domestic water meters in Qatar with its SmartMeter™ line of meters. This new global water metering product, launched in 2003/2004, is well suited to the difficult water conditions in the Middle East, so there are good prospects in that market.

Pipeline services turnover was down by 16.2%. State and federal budget deficits in the US mean there is limited investment in infrastructure projects.

Outlook
The water purification market will continue to grow, and Severn Trent Services' strong market position and brand recognition will enable us to compete vigorously. There are good growth opportunities in arsenic removal and ultrafiltration and RO membrane products. Forthcoming legislation, like US regulations on ballast water which come into effect in 2006/2007, will create new openings for our Electro Chlorination technology.

In the US, budget deficits have worked to the advantage of the Contract operations business, with states and municipalities relying more heavily on public-private partnerships to supply water and waste treatment services.

The outlook for Water metering and Contract operations also looks positive. The strong reputation of both businesses will stand us in good stead as we pursue new contracts and market opportunities.

Below
SmartMeter™ advanced water metering technology.


Smart eter
m³
Class D

PROFIT
BEFORE INTEREST, TAX, GOODWILL AMORTISATION AND EXCEPTIONAL ITEMS*

Up 16.5% at £19.8m

*Goodwill amortisation £3.1 million and exceptional credit of £4.3 million.

Total turnover for Other businesses (comprising Systems, Property, Engineering consultancy and Insurance) in 2004/2005 was £86.8 million, down 41.0%. Profit before interest, tax, goodwill amortisation and exceptional items was £4.8 million, down 12.7% on the previous year. Loss before interest and tax was £8.9 million (profit £8.2 million).

Systems
The Systems group comprises two main entities: Aseriti and Worksuite. Aseriti provides IT services and solutions for water, gas and electricity utilities worldwide. Its principal product is the CIS-Open Vision (CIS) customer information and billing system.

In Australia, Aseriti's CIS continues to be the cornerstone application for five major energy utilities operating in a highly competitive deregulated market.

In 2004/2005 Aseriti implemented CIS at Severn Trent Water, successfully migrating the water company's unmetered customers. The system was used to produce annual bills for over 3 million accounts in February/March 2005.

During the year Aseriti commenced a plan to re-focus its activities. It has curtailed its operations in the US and in the UK it has ceased providing IT services to external customers and will limit this work to Severn Trent Water and other group companies. It will continue to market CIS from the UK.

Worksuite is the work management business of the Systems group, and does much of its business in North America. The business made a number of sales to blue-chip utilities in 2004/2005 and is a market leader in its field. Despite this, 2004/2005 was a difficult trading year, and profits were below expectations. Certain licence sales made in 2004/2005 are contingent upon Worksuite client activities, and therefore revenue recognition for these sales will not occur until 2005/2006.

Property
Severn Trent Property undertook a strategic review of its activities in 2004/2005 and decided to focus on wholly-owned sites, rather than expand its joint venture operations. As a result of this decision, the company sold its 51% interest in Thorpe Park, Leeds to its joint venture partners, realising a satisfactory profit. The company has now relinquished all interest in the Thorpe Park office park, although it retains interests in peripheral sites.

At Daventry International Rail Freight Terminal, planning permission has now been granted for a further 2 million square feet and work continues on infrastructure design and costings. Marketing of the site will begin in 2005/2006, with the aim of securing substantial pre-lettings before building work starts in 2006.

The Tournament Fields office scheme at Warwick progressed well during the year. The principal infrastructure has been completed, and marketing of the site is underway. Discussions are in hand with a number of potential occupiers which could lead to building work starting in 2005/2006.

In Birmingham a site of 90 acres owned by Severn Trent Water has been allocated for employment use, and an outline planning application has been submitted. Severn Trent Property is hopeful that consent for development will be granted shortly, which will lead to the project being taken over by Severn Trent Property.

Engineering
Charles Haswell & Partners is Severn Trent's engineering consultancy business, providing expertise in a variety of engineering and environmental disciplines.

Haswell made a major contribution to the successful delivery of Severn Trent Water's capital programme for 2004/2005. It was also appointed as one of the three consulting engineers that will work on Severn Trent Water's AMP4 programme. It worked with Yorkshire Water as a key member of its Eastern Area Wastewater Capital Solution team, and it contributed to the Dublin Port Tunnel Project in Ireland. Its Health and Safety Management System was certified to the OHSAS 18001 standard.

After a review of the business towards the end of 2004/2005, the decision was taken that the best way forward for Haswell was to limit its work to Severn Trent Water projects. These already accounted for approximately 70% of turnover in 2004/2005. Therefore, once existing projects have been completed, Haswell will cease trading with external clients, and it will eventually be absorbed into Severn Trent Water.

Insurance
Derwent Insurance, Severn Trent's captive insurer, provides insurance cover to Severn Trent group companies.

>> FIND OUT MORE

www.aseriti.com
www.worksuite.com
www.severntrentproperty.com
www.haswell.co.uk



Key strengths

- Leading utility in Dow Jones World Sustainability Index for the fourth consecutive year
- Renewable energy generating capacity of 131MW
- Placed 13th in the *Guardian's* Giving List in 2004, the highest-ranking utility
- Strong culture of work-life balance, training and diversity
- One of first companies in sector to support the United Nations' Global Compact

Outlook

In 2005/2006 and beyond, Severn Trent will continue to promote responsible corporate behaviour across our businesses. We will work to identify emerging CR issues and opportunities, and we will continue to anticipate issues that might be raised by the socially responsible investment (SRI) community and other stakeholders.

Main image
Amanda Richards, Biffa.

Severn Trent is one of the UK's leading suppliers of environmental goods and services. We believe this is consistent with sustainable development and with being a good corporate citizen. We also believe that demonstrating corporate responsibility enhances both the non-financial and financial assets of the company and therefore increases shareholder value.

Embedding CR in our business
Severn Trent's policies on corporate responsibility are steered by our Corporate Responsibility committee. To reflect the importance we place on this area, the committee is chaired by the Group Chief Executive. It consists of non-executive and executive directors and includes the managing directors of the four main businesses.

In June 2004, the Corporate Responsibility committee absorbed Severn Trent's Charitable Contributions committee. This enables us to consider charitable giving in the overall context of our corporate citizenship and our work with communities.

Severn Trent has a detailed corporate responsibility policy that defines how our vision and values on corporate responsibility are incorporated in our daily activities. This includes a Code of Conduct, which was revised in 2004/2005 following extensive consultations with employees and external stakeholders.

Our vision and values
As an environmental services company, our activities are of intrinsic benefit to society. Our ability to deliver business success and the way in which we deliver it, makes a significant contribution to building a sustainable future in the UK and beyond. As part of our commitment to achieving a sustainable future, we seek to:

> Conserve the natural resources that we manage
> Safely dispose of the waste we handle
> Maintain the infrastructure necessary to sustain our business in the future
> Comply with the highest environmental standards
> Provide a safe working environment where our people are valued and respected
> Support the communities in which we live and work

Translating values into practice
In June 2004 we formally expressed our support for the UN Global Compact, and were one of the first utility companies in the UK to do so. The Compact consists of ten principles concerning businesses' responsibilities on human rights, labour policies, the environment, and anti-corruption. Our support for the Compact reflects our existing commitment to responsible environmental and employment practices, but it also represents a broadening of our CR values to cover human rights issues. As part of this broader commitment, we have begun working in partnership with other utilities to incorporate human rights criteria into our supply chain assessments.

Our support for the principles of the Global Compact, and for corporate responsibility in general took many forms in 2004/2005, and is evident across our business. Below we summarise some of the tangible ways in which we put our values into practice in 2004/2005.

Environment
In 2004/2005 our work included mitigating our impact on climate change, increasing the volume of waste handled for recycling by Biffa, promoting biodiversity and improving our supply chain assessments.

Our work to mitigate our impact on climate change focuses on both short term and longer term measures. The case study opposite describes how we generate energy from our 'renewable carbon' resources. At the same time, we continually monitor our fuel related transport emissions. Biffa's programme to improve fuel efficiency includes using ultra low sulphur diesel, and installing smoke emission meters at workshops to check that each truck's engine is running at optimum efficiency. Biffa also have a target to use biodiesel in 50% of fleet vehicles by April 2006.

We continued to work with the Carbon Trust on our carbon management model. This projects a potential greenhouse gas emissions scenario for 2020 for the group, helping us to target where and how we can reduce emissions.

Both Severn Trent Water and Biffa have biodiversity action plans in place. Severn Trent Water launched its first five year plan in 1999 and achieved virtually all the targets by 2004. It has now launched a revised action plan for 2004-2010.

Workplace
We actively promote equality, diversity and health and safety, and encourage employees to seek a good work-life balance.

The group has a 'Lifestyle' flexible benefits scheme for its UK based employees, and we are expanding this year by year.

In March 2005, Severn Trent Water was named as one of the top ten big companies to work for in the UK in a nationwide survey by *The Sunday Times* newspaper. The survey acknowledged the company's strengths in leadership, treatment of staff and contribution to society.

We actively promote diversity, and business units have developed their own diversity strategies and action plans. At Biffa, for example, 400 managers and supervisors took part in diversity and equality awareness training in 2004/2005. Severn Trent Water took part in a benchmarking exercise for Race for Opportunity, a campaign organised by Business in the Community. It came runner up in the best newcomer in the private/public sector category.

There has also been a strong management focus on improving health and safety performance across the group.

This year health and safety targets were set that included the need to undergo a number of British Safety Council audits. The overall group target was to achieve an average score of 3.5 stars per site. The best performers were Severn Trent Water who were awarded '5 Stars' at seven sites and Laboratories who received a '5 Star' award for a site in the US. '4 Stars' were awarded to seven sites operated by Biffa and one Laboratories site in the UK.

In the face of strong competition, Severn Trent has been named as the utilities sector leader in the global Dow Jones Sustainability World Index for the fourth consecutive year. No other utility has achieved this distinction.


05
Member of
Dow Jones
Sustainability
Indexes

Community

All parts of the group aim to contribute positively to the communities in which they operate. This includes involving communities in our plans wherever possible, and establishing long-term community liaison groups at some sites.

Our community investment guidelines focus on three main areas: environmental education; the built environment; and the natural environment. In 2004/2005 our staff worked with ten partner charities that met these criteria, and supported hundreds of local projects.

Severn Trent is also a leading corporate supporter of WaterAid. Its support in 2004/2005 ranged from our annual corporate donation, to sending volunteers to WaterAid projects in Africa, to employee fundraising and awareness initiatives.

Education is a strong theme of our community activities. Severn Trent Water works with children and schools, teaching them about the water cycle and promoting the benefits of drinking water. Biffa produced an interactive educational CD to teach schoolchildren how they can do their own bit to protect the environment.

RENEWABLE ENERGY



Above
Renewable energy generation, Risley landfill site.

Mitigating our impact on the climate

Greenhouse gas emissions are an inevitable result of Severn Trent's operations, but we have rigorous programmes to measure, monitor and mitigate those emissions.

Energy management is an important part of Severn Trent's work to mitigate the impact of our operations on the climate. As well as trying to maximise energy efficiency we also significantly reduce our net greenhouse gas emissions through renewable electricity generation.

Biffa and Severn Trent Water between them manage 12% of the UK's 'renewable carbon' (excluding agriculture). We call it 'renewable carbon' because of the important link between the responsible disposal of these biodegradable materials (waste and sewage sludge) and the opportunity to generate valuable renewable energy from their disposal.

During 2004/2005 both Severn Trent Water and Biffa steadily increased their renewable energy generation capacity.

Biffa captures landfill gas and uses it to produce electricity. During 2004/2005 it expanded its generation facilities to include smaller landfill sites, and it invested in more mobile facilities to ensure it can respond to changing emissions patterns.

Severn Trent Water uses combined heat and power (CHP) units to convert the methane from digested sewage sludge into electricity.

By the end of the year, their combined generation capacity had reached 131MW, up from some 110MW in 2003/2004. During 2004/2005 Severn Trent generated around 690GWh of electricity, which equates to 5% of the UK's total renewable electricity production.



FIND OUT MORE

More information is available at:
www.severntrent.com/corporateresponsibility

The site includes more detailed information about Our Code of Conduct. You can also view or download a copy of the code.

Group results

Group turnover was £2,081.2 million (£2,015.1 million), an increase of 3.3% over last year. The growth in turnover was mainly due to the contributions of Severn Trent Water and Biffa which were partially offset by exchange rate impacts in Laboratories and Services and lower activity in Property.

Group profit before interest, tax, goodwill amortisation and exceptional items was down 0.5% to £438.6 million (£440.6 million).

Goodwill amortisation was £30.1 million (£29.8 million). There was a net exceptional charge of £14.8 million (profit of £11.6 million).

Group profit before interest, tax and exceptional items was £408.5 million (£410.8 million). Group profit before interest and tax was £393.7 million (£422.4 million).

After net interest charges of £176.4 million (£168.0 million), group profit before tax, goodwill amortisation and exceptional items was down 3.8% to £262.2 million (£272.6 million). Group profit before tax and exceptional items was £232.1 million (£242.8 million), a decrease of 4.4%. Group profit before tax was £217.3 million (£254.4 million).

The total tax charge for the year was £77.8 million (£69.6 million) of which current tax represented £40.9 million (£33.3 million) and deferred tax was £36.9 million (£36.3 million). Minority interests were £0.7 million (£0.7 million). Profit after tax and minority interests was £138.8 million (£184.1 million).

Earnings per share, adjusted to exclude exceptional items and deferred tax, decreased by 9.4% to 55.6 pence (61.4 pence) as a result of increased pensions, interest and tax charges. Basic earnings per share are 40.3 pence (53.5 pence).

Operating activities generated a net cash inflow of £699.2 million (£733.1 million).

The main cash outflows were capital expenditure and financial investment of £483.1 million (£484.3 million), equity dividends of £162.0 million (£157.7 million) and net financing costs of £151.3 million (£148.3 million). The increase in net debt was £140.9 million (£243.5 million).

Net debt at 31 March 2005 was £2,890.0 million (£2,749.1 million). Gearing, reflecting the provision for deferred tax, was 57% (55%). The group's net interest charge was covered 4.3 times (4.4 times) by profit before interest, tax, depreciation, goodwill amortisation and exceptional items.

Exceptional items

There was a net exceptional charge in the year of £14.8 million comprising the net of:

> An operating charge of £13.0 million for redundancy costs in Severn Trent Water in relation to planned manpower reductions arising from the AMP4 price review;

> A charge of £13.7 million, of which £9.9 million relates to goodwill previously written off to reserves, resulting from the closure of Systems' US CIS business and the termination of external sales from Systems' UK IT services business and from Engineering consultancy;

> A £4.3 million credit from the disposal of the Group's investment in an associated undertakings in Portugal; and

> A £7.6 million credit from the profit on sale of fixed assets in Severn Trent Water

In 2003/2004 there was a net exceptional credit of £11.6 million comprising the net of a £19.8 million profit on the sale of fixed assets, arising from the sale of land and property by Severn Trent Water; a £2.7 million credit from the release of part of the exceptional charge made in 2001/2002 in respect of certain of Systems' CIS-Open Vision contracts in the US; and a charge of £10.9 million in waste management for Hales integration costs.

Taxation

The charge for current tax was £40.9 million (£33.3 million), of which £1.0 million (£2.4 million) was attributable to exceptional items. The current tax charge of £39.9 million attributable to profit after interest and goodwill amortisation but before exceptional items is an effective rate of 17.2% (12.7%). The current tax rate has benefited from an adjustment in respect of prior periods.

Pensions

SSAP24, the applicable standard for Severn Trent, uses the results of the last formal actuarial valuations to determine the pension charge in the group's accounts. This principle has been followed in determining the group's pension charge for 2004/2005.

The group has four defined benefit pension schemes, of which the Severn Trent Pension Scheme (STPS) is by far the largest. Formal actuarial valuations have been undertaken for the STPS and another scheme, the Severn Trent Senior Staff Pension Scheme, as at 31 March 2004. As a result of these valuations there are incremental pension charges of £31.3 million for the group in 2004/2005.

On an FRS17 basis, the estimated net position (before deferred tax) of the group's defined benefit pension schemes and the group's unfunded pension liabilities for senior staff was a deficit of approximately £309 million as at 31 March 2005. This compares to a deficit of approximately £368 million as at 31 March 2004 with the value of assets increasing over the last year by a greater amount than the value of liabilities. Net of deferred tax, the estimated net deficit on an FRS17 basis as at 31 March 2005 was approximately £217 million. On an FRS17 basis, the funding level has improved from around 72% at 31 March 2004 to around 78% at 31 March 2005.

As at 31 March 2005 the group's defined benefit pension schemes had total assets of approximately £1,079 million, of which around 69% was invested in equities.

Group turnover was £2,081.2 million (£2,015.1 million), an increase of 3.3% over last year. The growth in turnover was mainly due to the contributions of Severn Trent Water and Biffa which were partially offset by exchange rate impacts in Laboratories and Services and lower activity in Property.

Further details of the group's pension position are contained in note 23 to the accounts on (pages 66-71)

Treasury management
The group's treasury affairs are managed centrally and in accordance with its Treasury Procedures Manual and Policy Statement. The treasury operation's primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in interest and (to a lesser extent) currency rates and counterparty credit risk. Its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. The Board determines matters of treasury policy and its approval is required for certain treasury transactions.

It is the group's strategy to access a broad range of sources of finance to obtain both the quantum required and the lowest cost compatible with the need for continued availability.

The group uses financial derivatives solely for the purpose of managing risk associated with financing its normal business activities. The group does not hold or issue derivative financial instruments for financial trading purposes. The group uses a limited number of currency swaps and interest rate swaps to redenominate external borrowings into the currencies and interest rate coupon required for group purposes.

The group's policy for the management of interest rate risk requires that no less than 50% of the group's borrowings should be at fixed interest rates, or hedged through the use of interest rate swaps or forward rate agreements. At 31 March 2005, interest rates for some 66% of the group's net debt of £2,890 million were so fixed, at a weighted average interest rate of 6% for a weighted average period of 17.4 years.

The group's business does not involve significant exposure to foreign exchange transactions. Cross currency swaps are employed to exchange foreign currency borrowings for sterling. The group also has investments in various assets denominated in foreign currencies, principally the US dollar and the euro. The group's current policy is to hedge an element of the currency translation risk associated with certain foreign currency denominated assets.

The long term credit ratings of Severn Trent Plc and Severn Trent Water Limited are:

Long term ratings	Severn Trent Water Limited	Severn Trent Plc
Moody's	A2	A3
Standard & Poor's	A	A–

Exchange rates
Approximately 3.1% of the group's profit before interest, tax, goodwill amortisation and exceptional items, and 1.9% of its net operating assets are denominated in US dollars, and approximately 3.6% of its profit before interest, tax, goodwill amortisation and exceptional items, and 0.7% of its net operating assets, are denominated in euros. The trading results of overseas subsidiaries are translated to sterling at the average rate of exchange ruling during the year and their net assets are translated at the closing rate on the balance sheet date.

International Accounting Standards
The group will be required to prepare its financial statements under International Accounting Standards (IAS) for the year ending 31 March 2006, with the group's first published results under IAS being the 2005/2006 Interim Results.

The group's programme of work to prepare for the adoption of IAS has continued throughout the year. Key finance employees have been trained in IAS and the differences from UK GAAP that are likely to impact the group. The group's systems have been modified to enable reporting under IAS. Work is now underway to determine the adjustments required to construct the opening balance sheet for IAS as at 1 April 2004 and to prepare the balance sheet as at 31 March 2005 and the profit and loss account for the year then ended. These statements will form the comparative figures in our first full year IAS financial statements.

Significant changes will arise for the accounting treatment of retirement benefits, fixed assets and renewals accounting, deferred tax, dividends, goodwill and financial instruments. It is expected that the overall net impact will be to reduce net assets and increase earnings volatility. Further details will be made available on 19 September 2005.

Supplementary information
For supplementary information including the group's preliminary results presentation, see the Severn Trent website (www.severntrent.com).



Mark Wilson
Group Finance Director

Derek Osborn CB (64)*
Mr Osborn joined the Board in September 1998. He is Chairman of Stakeholder Forum, Jupiter Global Green Investment Trust and the international advisory board of ERM CVS and is a member of the UK Commission on Sustainable Development. He was Director General of Environment Protection in the Department of the Environment from 1990 to 1995, Chairman of the Management Board of the European Environment Agency from 1995 to 1999, Chairman of the UK Round Table on Sustainable Development from 1999 to 2000 and Chairman of the International Institute for Environment and Development from 1998 to 2002.

Martin Houston BSc MSc DIC (47)*
Mr Houston joined the Board in September 2003. He is Executive Vice President and Managing Director of BG Group's North American, Caribbean and Global Liquified Natural Gas business and a member of the Group Executive Committee. He joined BG Group in 1983 and has held a number of technical and commercial roles with a predominantly international focus. He is a fellow of the Geological Society of London.

Marisa Cassoni BSc ACA (53)*
Ms Cassoni joined the Board in September 2001. She is currently Group Finance Director of Royal Mail plc, having previously been Group Finance Director at Britannic Assurance plc from 1998 to 2001. Ms Cassoni qualified as an accountant with Deloittes where she rose to be Corporate Finance Manager. She later moved to the Prudential Corporation, becoming Group Finance Director of the Prudential's UK Division in 1994. She is a non-executive Director of GFI, a company listed on the New York Stock Exchange, a member of the CBI Economic Affairs Committee and a member of the Financial Reporting Council's Accounting Standards Board.

Colin Matthews MA CEng MBA (49)
Mr Matthews joined the Board as a non-executive Director in October 2003. He was appointed Group Chief Executive Designate in September 2004 and became Group Chief Executive on 1 February 2005. He is a Chartered Engineer who has worked for the (American) General Electric Company and then at British Airways, first as Director of Engineering then as Director of Technical Operations, responsible for all aircraft maintenance, IT and procurement. He was Group Managing Director of Transco from 2001 to 2002 and CEO of Hays Plc from November 2002 to June 2004.

Mark Wilson BA ACA (47)
Mr Wilson joined the Board as Group Finance Director on 1 September 2004. Prior to this, he was Finance and Regulation Director for Severn Trent Water Ltd from 1995 and was also a non-executive Director of Paypoint until August 2004. Previously Mr Wilson worked for Arthur Andersen, both in London and Hong Kong, and for International Leisure Group.

Sir John Egan KBE MSc BEng (65)*
Sir John Egan joined the Board on 1 October 2004, becoming Chairman on 1 January 2005. He is also Chairman of Inchcape plc and Harrison Lovegrove & Co Ltd. Sir John worked in the motor industry until 1990 at General Motors, Massey Ferguson and British Leyland, rising to become Chairman and Chief Executive of Jaguar plc. He was Chief Executive of BAA plc from 1990 to 1999 and Chairman of MEPC from 1998 to 2000. He was also President of the Confederation of British Industry from 2002 to 2004. Sir John was knighted in the Queen's Birthday Honours List in 1986 and is a deputy lieutenant of the County of Warwickshire.



Board Committees
Membership of Board Committees is as detailed below:

Audit Committee
J B Smith (Chairman)
M L Cassoni
F A Osborn
Secretary – P P Davies

Corporate Responsibility Committee
C S Matthews (Chairman)
M J Bettington
R S Brydon Jannetta
P J Gavan
L F Graziano
F A Osborn
A P Smith
A P Wray
Secretary – P P Davies

Executive Committee
C S Matthews (Chairman)
M J Bettington
R S Brydon Jannetta
P P Davies (and Secretary)
P J Gavan
L F Graziano
A P Smith
P K Tandon
J Van Den Arend Schmidt
M R Wilson
A P Wray

Remuneration Committee
M C Flower (Chairman)
M L Cassoni
J D G McAdam
Secretary – P P Davies

Nominations Committee
Sir John Egan (Chairman)
M C Flower
J D G McAdam
F A Osborn
Secretary – P P Davies

Senior independent non-executive Director
M C Flower

Group General Counsel and Company Secretary
P P Davies, LL.B. Solicitor

Tony Wray BSc Hons (43)
Mr Wray joined the Board on 7 March 2005. He is Managing Director of Severn Trent Water Ltd. Prior to this, he was Director Networks at Eircom, the Republic of Ireland's telephone operator. He joined British Gas in 1983 and held various managerial positions before becoming Head of Asset Management. In 2000 he was Director of Asset Management, Transco, then National Operations Director, Transco, before being appointed to implement the merger integration of Lattice (Transco) and National Grid Group into National Grid Transco.

Rachel Brydon Jannetta FCCA (45)
Mrs Brydon Jannetta joined the Board on 1 September 2004. She is President and CEO of Severn Trent's US and UK laboratories businesses. A Fellow of the Chartered Association of Certified Accountants, Mrs Brydon Jannetta qualified as an accountant in 1984 with Gerber Landa and Gee, an accounting firm based in Glasgow. She then spent eight years in retail management, latterly with an Asda Plc group company, before joining Severn Trent in 1993 as Managing Director of its UK laboratories operation.

Martin Bettington BSc MechEng MBA (52)
Mr Bettington joined the Board in November 1994. He is the Managing Director of Severn Trent's waste management business, Biffa Waste Services Ltd. Mr Bettington was previously employed by BET Plc, Biffa's former holding company. He holds an MBA from Manchester Business School.

John McAdam BSc PhD (57)*
Dr McAdam joined the Board in September 2000. He is Chief Executive of ICI PLC. He joined ICI in 1997 following the acquisition of the Specialty Chemical Businesses from Unilever and was appointed Executive Vice President Coatings and Chief Executive of ICI Paints in 1998. He joined the Board of ICI PLC soon after, when he also became responsible for Corporate Research & Technology and he was appointed Chief Executive in 2003. Dr McAdam is a member of the University of Surrey Business Advisory Board and the University of Cambridge Chemistry Advisory Board.

John Smith FCCA, Hon. FRIBA (47)*
Mr Smith joined the Board in November 2003. He is a member of H M Treasury's Public Services Productivity Panel and the 100 Group of Finance Directors. After training as an accountant, Mr Smith joined the British Railways Board, rising to head their corporate demerger team. In 1989 he moved to the BBC where he was Finance Director for eight years and became Chief Operating Officer in June 2004. He is also Chief Executive of the BBC's trading arm, BBC Worldwide. Mr Smith has held a non-executive directorship with Vickers Plc, was a member of the advisory board of Zurich Financial Services UK and was a Director of the Royal Television Society. He also served for three years on the Accounting Standards Board until November 2004.

Martin Flower BA (58)*
Mr Flower joined the Board in June 1996 and was appointed Deputy Chairman on 6 July 2004. He is the senior independent non-executive Director. He was also appointed as a Director of The Morgan Crucible Company Plc in December 2004 and as a non-executive Director and Chairman-elect of Croda International Plc in May 2005. In May 2004 he retired as Chairman of Coats Ltd, where he had previously been Group Chief Executive.



Left to right
Derek Osborn
Martin Houston
Marisa Cassoni
Colin Matthews
Mark Wilson
Sir John Egan
Tony Wray
Rachel Brydon Jannetta
Martin Bettington
John McAdam
John Smith
Martin Flower

*Non-executive Director

The Directors present their report, together with the audited financial statements of the group for the year ended 31 March 2005.

Principal activities

The principal activities of the group continued to be the supply of water and sewerage services, waste management and the provision of environmental services. These are described in more detail, together with a review of the group's business and future developments, on pages 6 to 21 which should be read in conjunction with this report. Details of the principal joint venture, associated and subsidiary undertakings of the group at 31 March 2005 appear in notes 12 and 25 to the financial statements on pages 56, 57, 73 and 74.

Dividend and reserves

Details of dividends paid, payable and proposed are set out in note 8 to the financial statements on page 54. Subject to approval at the Annual General Meeting ("AGM"), the recommended final dividend of 30.30p (2004: 29.27p) for each ordinary share will be paid on 31 August 2005 to shareholders on the register at the close of business on 24 June 2005. This, together with the interim dividend of 18.21p (2004: 17.77p) per share, which was paid on 6 April 2005, brings the total for the year to 48.51p (2004: 47.04p). Proposed transfers to/from reserves are set out in note 20 to the financial statements on page 64.

Share capital

Details of movements in share capital are shown in note 19 to the financial statements on page 63.

Resolutions will be proposed at this year's AGM to renew the Directors' authority to:

> Allot relevant securities (within the meaning of Section 80 of the Companies Act 1985);
> Issue equity securities for cash without first having to offer these securities to existing shareholders; and
> Make market purchases of the company's own ordinary shares.

Full details of these resolutions are included in the Notice of the AGM which is circulated to all shareholders.

Substantial shareholdings

As at 6 June 2005 the company had been notified of the following substantial shareholdings:

	Number of ordinary shares of 65 $\frac{5}{19}$p each	%
Fidelity International Limited	20,709,407	5.99
Legal & General Investment Management Limited	11,259,833	3.26

Directors

A list of Directors and their background details appear on pages 24 and 25. Full details of their service contracts, emoluments and share interests can be found in the Remuneration Report on pages 32 to 39. No Director had an interest in the shares of any subsidiary undertaking. No contract significant to the company's business in which a Director had a material interest was entered into during the year.

Sir John Egan was appointed as a non-executive Director on 1 October 2004. Mrs R S Brydon Jannetta and Mr M R Wilson were appointed as executive Directors on 1 September 2004. Mr A P Wray joined the Board as an executive Director on 7 March 2005.

Mr A S Perelman and Mr B Duckworth retired from the Board on 31 August 2004. Mr J K Banyard, Mr T D G Arculus and Mr R M Walker retired from the Board on 30 December 2004, 31 December 2004 and 2 February 2005 respectively.

Sir John Egan became Chairman of the company on 1 January 2005, Mr M C Flower was appointed Deputy Chairman of the company on 6 July 2004 and Mr C S Matthews took over as Group Chief Executive on 1 February 2005.

In accordance with the company's Articles of Association Mr M J Bettington, Mrs R S Brydon Jannetta, Ms M L Cassoni, Sir John Egan, Mr M C Flower, Mr M R Wilson and Mr A P Wray retire at the AGM and, being eligible, offer themselves for reappointment. The Board and the Nominations Committee support and recommend the proposed reappointments.

Corporate governance

The company attaches great significance to the maintenance of good corporate governance procedures and adherence to best practice recognising that they play their part in creating a framework which can provide increased benefits for shareholders.

The Board is pleased to report that, in an index of the FTSE 100 UK companies compiled by FTSE and Institutional Shareholder Services, the company was ranked in the top 10 for good corporate governance practice.

During the year to 31 March 2005 the company complied with the principles set out in Section 1 of the Combined Code on Corporate Governance issued in July 2003 (the "Combined Code") as detailed below and in the Remuneration Report on pages 32 to 39, save and except as follows:

> The former Chairman, Mr T D G Arculus, was appointed as chairman of mmO_2 in July 2004 but was requested by the Board to remain in office until 31 December 2004 to provide some continuity while a number of Board changes took place and also while the AMP4 Final Determination was awaited by Severn Trent Water;
> Mr R M Walker, former Group Chief Executive, was granted permission by the Nominations Committee to phase an increase in the number of FTSE 100 non-executive directorships he could hold, above the current policy of one such appointment, during the period up to his retirement. Further reference to this can be found in the Remuneration Report on page 32;
> During the current year, Mr Flower will have served on the Board for nine years and will, at that stage, be deemed by the Combined Code not to be independent. However, subject to the above, the Board considers that Mr Flower is independent and wishes him to remain on the Board for another year, to 10 June 2006. Mr Flower is Deputy Chairman, as well as senior independent non-executive Director and Chairman of the Remuneration Committee, and the Board wishes him to continue to hold those positions, at least until the above date. He has made a very valuable contribution and the Board considers it important that he should continue to have the opportunity to do so, particularly to help provide continuity in light of the significant changes to the Board that have recently taken place.

The Board

The Board currently consists of five executive Directors and seven non-executive Directors. The Board has reviewed the status of the non-executive Directors and has confirmed that it regards them as being independent. At the time of his appointment, Sir John Egan was considered by the Board to be independent. In addition, the Board is satisfied that he is able to devote sufficient time to his duties as Chairman of the company.

The Board meets at least ten times each year and also convenes additional meetings as and when required. The Board has established a formal schedule of matters which are specifically reserved to it for decision thereby ensuring that it maintains control over strategies and financial and key operational issues. It has also put in place a revised organisational structure across the group with clearly defined lines of responsibility. The delegations of authority have also been modified during the year and are to be the subject of a major review in the current year.

In addition to the Board meetings, the non-executive Directors, including the Chairman, meet separately on a regular basis and also have an annual meeting where there is an opportunity for the non-executive Directors to meet without the Chairman.

The division of responsibilities between the Chairman and the Group Chief Executive is clearly defined. The Chairman ensures the effective operation of the Board whilst the Group Chief Executive has responsibility for the efficient running of all of the group's businesses.

All Directors who joined the Board during the year have undertaken induction training. Furthermore, the training needs of all Directors have been reviewed and appropriate training identified as part of a continuing process.

The Board is satisfied that it has a sufficient number of non-executive Directors with recent and relevant financial experience, as can be seen from the Directors' biographies on pages 24 and 25.

During the year the Board, with the help of an outside facilitator, carried out a formal evaluation of its performance and that of its Committees, individual Directors and Company Secretary. Since the Board has undergone a number of changes in the last year, it was recognised that the review had taken place at a time of transition. Each Director and the Company Secretary completed a detailed questionnaire on his/her perception of the composition, operation and effectiveness of the Board and its Committees, and on the performance of the Chairman, each of the Directors and the Company Secretary. They were then interviewed by the facilitator to explore certain issues in greater depth and to identify areas requiring improvement. Additionally, the Board reviewed progress against actions identified in last year's review. Finally, the Directors and the Company Secretary were interviewed by the Chairman and the Chairman was interviewed by the Deputy Chairman.

The evaluation drew particular attention to the fact that, although the company had performed well in recent years and the Board had a clear understanding of its remit, there were opportunities to improve its functioning.

The Board has realigned its time allocations at Board meetings in accordance with its key priorities and has also determined that any business previously submitted to the Treasury Committee should, in future, be referred to the Board. Accordingly, that committee has not operated since 31 March 2005. As mentioned earlier, the Board has already embarked on a review of its subsidiary board arrangements and processes, line management and delegation levels.

In May 2004 an employee of Severn Trent Water raised a number of allegations relating, in particular, to alleged accounting inaccuracies and regulatory returns in respect of which an announcement was made on 22 November 2004. This can be viewed on the company's website (www.severntrent.com). PricewaterhouseCoopers LLP Forensic Services was appointed by the company to carry out a thorough and independent investigation and in the light of their findings the Board was, and remains, of the view that the matters raised have no effect upon the integrity of the accounts and that Severn Trent Water's customers have not been overcharged. However, as such findings revealed evidence of some behaviour which the Board believed fell short of the high standards it expects from employees, a disciplinary investigation was instigated which, though substantially complete, is likely to continue at least until Ofwat's review of these matters is completed.

The Board, with the support of the Audit Committee, has taken, and intends to take, such actions as it thinks appropriate to ensure the maintenance of both high ethical and professional standards and resilient and effective controls throughout all group companies. The company is supporting Ofwat in its review of these allegations.

Board committees

The Board has delegated certain powers and duties to the Board committees, all of which operate within clearly defined terms of reference and in accordance with the Combined Code, where applicable. All of the committees meet regularly throughout the year. The membership of the committees is set out on page 24.

The terms of reference and membership of the Audit, Remuneration and Nominations Committees (the "Principal Committees") are available on the company's website (www.severntrent.com) or on written request to the Company Secretary (at the address given on the back cover).

Each of the Principal Committees has reviewed its effectiveness and terms of reference during the year and any necessary actions have been identified and reported to the Board.

Audit Committee

Membership of the Audit Committee consists entirely of independent non-executive Directors. Appointments to the Audit Committee are made by the Board. By invitation of the Audit Committee other individuals such as the Chairman, Group Chief Executive, Group Finance Director, head of Internal Audit and representatives of the external auditors will normally be in attendance for all or part of the Audit Committee's meetings.

Remuneration Committee

The Remuneration Committee also consists entirely of independent non-executive Directors. It determines, on behalf of the Board, the company's policy on the remuneration of executive Directors and the Chairman of the Board, and is consulted by the Group Chief Executive regarding remuneration for a number of the company's senior executives. Further details on remuneration issues are given in the Remuneration Report on pages 32 to 39.

Nominations Committee

The Nominations Committee comprises the Chairman and three independent non-executive Directors. It makes recommendations to the Board on the appointment and, where applicable, re-appointment to the Board of both executive and non-executive Directors, considers succession planning and related issues.

Corporate Responsibility Committee
The Corporate Responsibility Committee's principal terms of reference are to help further develop the company's environmental leadership, strategy and objectives and address matters relating to corporate responsibility.

The company's corporate vision is to be at the forefront of the environmental services industry and has a policy statement that defines how the vision is incorporated into its activities in relation to the environment, corporate responsibility and sustainable development. It has expressed support for the United Nations Global Compact and reports against the 10 principles in the company's online Corporate Responsibility Report which can be viewed at www.severntrent.com.

The company seeks to comply with the guidelines issued by the Association of British Insurers on socially responsible investment and reporting on social, ethical and environmental matters.

Executive Committee
The Severn Trent Executive Committee has delegated authority to approve capital and other expenditure within defined limits. The Executive Committee is responsible for reviewing the financial and operational performance of all companies within the group and in establishing, or supporting the Board and where appropriate, Remuneration Committee, in establishing, policies covering organisational and employment matters.

Attendance at meetings
Details of the Board and Principal Committees meetings attended by each Director during the year are as follows:

	Board	Audit	Remuneration	Nominations
No of Meetings	15	6	11	2
T D G Arculus[1]	11	–	–	1
J K Banyard[2]	10	–	–	–
M J Bettington	13	–	–	–
R S Brydon Jannetta[3]	7	–	–	–
M L Cassoni	10	5	8	–
B Duckworth[4]	4	–	–	–
Sir John Egan[5]	6	–	–	1
M C Flower	14	–	11	2
M J Houston	13	–	–	–
C S Matthews	15	–	–	–
J D G McAdam	12	–	9	2
F A Osborn	13	6	–	1
A S Perelman[4]	5	–	–	–
J B Smith	12	6	–	–
R M Walker[6]	12	–	–	–
M R Wilson[3]	7	–	–	–
A P Wray[7]	1	–	–	–

[1] Resigned 31/12/04
[2] Resigned 30/12/04
[3] Appointed 01/09/04
[4] Resigned 31/08/04
[5] Appointed 01/10/04
[6] Resigned 02/02/05
[7] Appointed 07/03/05

The Nominations Committee has reviewed, and is satisfied with, the attendance by the Directors at the meetings of the Board and Principal Committees during the year.

Directors' indemnities
Article 154 of the company's Articles of Association, provides that every Director of the company shall be indemnified out of the assets of the company against all costs, charges, losses, damages and liabilities incurred by him/her in defending any proceedings in which judgment is given in his/her favour or in which he/she is acquitted, or in connection with any application in which relief is granted to him/her by the court, in each case arising out of his/her position as a Director of the company. On 8 October 2002, the shareholders and Directors of Severn Trent Italia SPA gave an indemnity to its Directors (other than Snr. Alberto Rittatore Vonwiller) in respect of all costs, charges, expenses, losses, damages and liabilities arising in their capacity as Directors of that company in respect of defending any actual or threatened proceedings and which do not arise directly or indirectly from any crime, fraud or gross negligence and which are not covered by insurance. The maximum amount of the indemnity given was £5.35 million per Director.

Internal controls
A statement by the Directors covering their responsibilities in relation to the group's system of internal control is set out on page 29. A statement regarding the adoption of the going concern basis for the preparation of the financial statements is set out on page 31.

Auditors
The Board has formal policies and procedures designed to minimise the risk of the independence and objectivity of the group's external auditors (the "Auditors") being compromised. The primary policies in place include the following safeguards:

> In their assessment of the independence of the group's Auditors, the Audit Committee receives annually in writing details of relationships between the Auditors and the group, which may bear on the Auditors' independence and receives confirmation that they are independent of the group as required by Auditing Standard SAS 610;
> The Audit Committee meets with the Auditors at least three times a year, with executive management in attendance by invitation. The Audit Committee and the Auditors also hold separate meetings on these occasions without the attendance of executive management and at any other time at the sole discretion of either the Audit Committee or the Auditors;
> The Audit Committee annually reviews the level of the Auditors' fees in respect of the audit of the financial statements of the group and its subsidiaries at the same time as considering the adequacy of the Auditors' proposed audit plan;
> In addition to the annual appointment of Auditors by the shareholders, the Audit Committee reviews the effectiveness of the audit. Due to the longevity of the incumbent Auditors' appointment, the Audit Committee carried out a formal selection process during 2004/2005. As a result, a resolution proposing the appointment of Deloitte & Touche LLP as Auditors will be put to the AGM. Providing the appointment is approved, the new Auditors will perform the audit of the group's results for 2005/2006.

The Board has instituted the following policies in relation to the performance by the Auditors of services for the group:

Audit-related services (including reporting on regulatory accounts and other regulatory matters, covenants and other borrowing related matters and Stock Exchange circulars)
Subject to conflict of interest or other pertinent issues impacting delivery of services, the Auditors are used to perform such work on behalf of the group.

Tax compliance and tax advisory services
Given their knowledge of the group, subject to conflict of interest or other pertinent issues impacting delivery of the services, the Auditors are used to undertake tax compliance and general tax advisory services. Specific projects are assessed on a case by case basis, depending on who is best suited to perform the work.

Internal audit services
It is the intention that no internal audit services should be provided by the Auditors, except on rare occasions in relation to standalone projects where specialist skills are required and then only with the express, prior authorisation of the Audit Committee Chairman. The group has its own internally resourced Internal Audit Department ("Internal Audit") with a direct and independent reporting line to the Audit Committee. The effectiveness of Internal Audit has been reviewed periodically during the year by the Audit Committee.

Transaction related services
A competitive selection process was undertaken in 2003/2004 to decide who should undertake transaction related services for the group, which concluded that PricewaterhouseCoopers LLP would generally be used to supply these services when due diligence fees were £100,000 or less per service. In other cases Audit Committee approval would be necessary for the appointment of a firm.

Other advisory services (excludes services for the above four categories)
Each project is assessed on a case by case basis, depending on who is best suited to perform the work. Any material project for 'other advisory services' (where fees payable to the Auditors exceed £100,000) would generally be the subject of a competitive selection process. Furthermore, any projects for 'other advisory services' where fees payable to the Auditors would exceed £500,000 must be approved by the Audit Committee.

The level of non-audit services provided by the Auditors and the associated fees are considered annually by the Audit Committee in the context of the Auditors' independence, as part of the Audit Committee's review of the adequacy and objectivity of the audit process. An analysis of fees payable to the Auditors in respect of audit and non-audit services is provided on page 52.

It is the group's policy to seek rotation of the Auditors' principal engagement partner as a matter of course every five years and of other key members of the audit team, where deemed appropriate by the Audit Committee.

Appointment of auditors
Following the Audit Committee's review of the Auditors, the Board wishes to change the Auditors from PricewaterhouseCoopers LLP ("PwC") to Deloitte & Touche LLP ("Deloittes"). PwC, having completed the audit for the year ended 31 March 2005, have agreed that they will not seek reappointment at the AGM. Accordingly, a resolution proposing the appointment of Deloittes as Auditors will be put to the AGM, special notice of the intention to propose such a resolution having been received in accordance with sections 379 and 388 of the Companies Act 1985.

Internal control
The Board has overall responsibility for the group's system of internal control and for reviewing its effectiveness. The Board has formally established policies and processes for identifying and evaluating the significant risks faced by the group. There are established procedures for managing these risks, of which the key elements are: an organisation structure with clear lines of accountability; regular, structured reviews of business risk by senior management; a scheme of delegated authority; pre-approval of plans, budgets and significant investments; and monthly reporting of financial results and other key business monitors.

The executive Directors and senior management teams of each of the principal subsidiary companies have identified the risks facing their businesses and have made an assessment of the impact of those risks. The controls that are in place to manage each of the more significant risks in each unit have been identified within a comprehensive control framework and an assessment has been made of the effectiveness of these controls.

The Directors of each of the principal subsidiary companies regularly consider new risks and threats and control weaknesses that may have become apparent and report at six-monthly intervals to the Group Chief Executive. They also conduct an annual review of the risks facing their businesses and report on this review in one of the six-monthly reports.

The Board reviews risk management and the effectiveness of the system of internal control through the Audit Committee. The Audit Committee meets at least three times a year and both the head of Internal Audit and the Auditors have direct access to the Chairman of the Audit Committee. In addition, the Audit Committee periodically holds separate meetings with Internal Audit, without the attendance of executive management. The Audit Committee receives reports on a six-monthly frequency from the Group Chief Executive on the significant risks faced by the group, an assessment of the effectiveness of controls over each of those risks and an action plan to improve controls where this has been assessed as necessary. Any significant control weaknesses that have been identified are also reported to the Audit Committee. The Audit Committee also receives reports from Internal Audit and from management on specific control issues, agrees audit strategies and reviews reports from management on the financial results of the group. In addition, the Auditors present their audit strategy to the Audit Committee and report on significant control issues identified as part of their audit. The Chairman of the Audit Committee reports to the Board. The Audit Committee has reviewed risk management and the effectiveness of the system of internal control during the year ended 31 March 2005. During the year, a number of initiatives were launched to further strengthen the controls and identify any other improvements that can be made, and have regard to the allegations referred to on page 27. These include simplifying management structures, reporting lines and group delegated authorisations, enhancing the group's business education programme, an evaluation of internal controls in Severn Trent Water and the implementation of new IAS reporting disciplines.

The Directors confirm that there is an ongoing process for the identification, evaluation and management of the significant risks faced by the group. This process has been in place throughout the year ended 31 March 2005 and up to the date of approval of the Annual Report and Accounts. It accords with the guidance in the report on Guidance on Internal Control (The Turnbull Guidance).

A sound system of internal control is designed to manage risks but cannot eliminate them and therefore provides reasonable but not absolute assurance against a company failing to meet its business objectives or against material errors, losses or fraud or breaches of laws or regulations.

Employees
The group employed 16,583 people as at 31 March 2005 (2004: 15,973). Of these 5,053 (30%) were employed in water and sewerage business, 5,510 (33%) in the waste management business, 2,891 (17%) in the laboratories business, and 2,387 (14%) in the water purification and operating services business. Approximately 30% of employees are based outside the UK, mainly in the US, Belgium and Italy.

Most group companies have their own intranets which form a major communication channel with their employees, in addition to in-house magazines, tool-box talks and team briefings. Employee opinion surveys are used to provide feedback on a range of issues.

Group companies continue to maintain positive relationships with the recognised trade unions and with other elected representatives. The group's meeting of the European Consultative Council is an annual opportunity to promote dialogue with employee representatives and further enhance their understanding of the future issues facing our businesses in Europe.

Following the introduction of new pension options for new UK based employees in April 2004, the company continues to monitor its pension provision, with the objectives of reducing risk and maintaining affordability.

The group's "Lifestyle" flexible benefits scheme was further extended amongst UK based employees and from October 2004 over 8,000 employees were eligible to participate.

Employee share ownership is encouraged through the operation of a number of employee share plans, including a Save As You Earn Scheme and a Share Incentive Plan.

The group continues to focus on the development of employees at all levels, with annual performance appraisals used to drive the direction of and demand for training activities.

Management development and training has been a core activity in all group companies, operating via a range of providers including leading business schools such as INSEAD, Warwick and Aston as well as tailored, in-house programmes.

In Biffa there was a marked increase in the number of training days delivered during the year with major programmes in driver training, manual handling and diversity awareness. Biffa also takes an active part in the Utilities and Energy Skills Council meetings to develop a 'career map' of the waste industry and its training requirements.

All companies have the goal of making learning opportunities available and accessible to all employees. To this end many group companies are making learning resource centres available via intranets and the internet. These activities are all complemented at senior manager level by the Leadership Development programme which covers the top 120 managers. The aim of the programme is to produce a stream of technically and managerially competent managers who are able to put into action the group's future business plans.

Several group companies participate in external accreditation schemes such as Investors in People and it is particularly pleasing when these accreditations are retained following periodic reassessment such as in Metering Services.

We were delighted that Severn Trent Water gained recognition as one of *The Sunday Times* 'Top 10 Best Big Companies to Work For' and were also listed in the Guardian's publication 'Britain's Top Employers 2005'. Severn Trent Laboratories also received external commendations, being a finalist in two categories of the Coventry and Warwickshire Investors in People Good Practice Awards.

Ethics and diversity
Following a review of the group's Code of Business Principles and Conduct involving consultation with employees and external stakeholders, a revised Code of Conduct has been produced. Compliance with the Code and statutory obligations is monitored through a series of performance indicators. Group companies continue to meet, as a minimum, legislative requirements of the countries in which they operate.

Disclosure (whistleblowing) procedures are in place in all group companies to deal with allegations of breaches of that Code and supporting values including bullying, harassment and fraud. The effectiveness of our Disclosure (whistleblowing) policy and procedures has been subject to review and the revised policy will be rolled out through employee communication and management training programmes during the coming year.

We remain committed to creating an environment which values diversity and enhances the contribution made by each of our employees. We regularly review our working practices to ensure equality of opportunity for all of our employees regardless of race, gender, religious belief, sexual orientation, disability, age or any other status unrelated to an individual's ability to perform their job. Reasonable adjustments are made to ensure the workplace is accessible to both current employees and potential recruits.

Diversity profiles across the group continue to be monitored and reported regularly. This information is used on an individual business unit basis to track against local and national population profiles. The collection of data on diversity has been extended to job applicants to assess the effectiveness of our recruitment processes. We positively encourage applications from suitably qualified and eligible candidates including those with disabilities and regularly review our approach to recruitment to enhance our access to the widest possible pool of skills and talent. Targeted recruitment initiatives, including our graduate recruitment campaign and our presence at a Diversity fair, have increased the diversity of applicants. Other activities over the last twelve months include Diversity Awareness programmes in Biffa and a Fair Treatment Program attended by almost 2,000 employees in Severn Trent Services in the US.

The company benchmarks its policies and practices in this area against best practice organisations such as 'Race for Opportunity and Employers' Forum on Disability. Participation in Race for Opportunity's 2004 benchmarking exercise resulted in Severn Trent Water achieving runner up position amongst best newcomers in the private/public sector category.

Health and safety
At Severn Trent we see the effective management of health and safety as a key priority that makes good business sense. To support this core value we have established three health and safety principles for all employees:

> If a job cannot be done safely, don't do it
> Always look out for safety hazards
> Never ignore a safety hazard; fix it or report it

Regrettably we have to report one employee fatality this year when a refuse collector from Biffa was hit by a reversing vehicle. As with any serious accident we have undertaken a rigorous investigation and acted to reduce the possibility of this, or any similar incident, happening in future.

Historically we have worked hard to improve our health and safety performance. However, in recent years this has proved difficult to sustain and, over the last year, performance has not improved significantly. This is unsatisfactory and we are committed to improving our performance so that no-one is hurt or injured by our activities.

To add pace and focus to the process the Group Health and Safety Executive Committee now meets on a monthly basis and includes health and safety professionals. The meetings are chaired by the Group Chief Executive who reports on health and safety performance to the Board each month.

We have continued to use the British Safety Council to verify our health and safety management systems, achieving a number of 5 Star awards, and have undertaken 'climate surveys' to determine employees' attitudes to health and safety.

Through ongoing culture change programmes we continue to embed the principles of health and safety into the day to day management of the businesses whilst ensuring that current systems and procedures meet Severn Trent's health and safety standards.

Going forward the target is to reduce to minimal levels the number of accidents. To support this, Managing Directors' bonus arrangements will this year be linked to improvements in their companies' accident records coupled with the continued external verification of their health and safety management systems.

Research and development
Research and development expenditure, including amounts capitalised as tangible fixed assets related to research and development, amounted to £5.3 million (2004: £4.2 million).

This year, Severn Trent Water has concentrated on developing technologies to meet the standards required for drinking water and sewage works effluents over the next five years. This work has identified novel, cost effective processes capable of removing metals from drinking water to levels required by future standards. On waste water treatment, a more sustainable process has been developed for removing phosphorus from sewage without using chemicals and this work is beginning to find its way into full scale plants where it is expected to reduce costs and simplify operations. Work has also started to identify the best methods for removing endocrine disrupting compounds and metals from sewage treatment works effluents.

Severn Trent Services has continued to develop new products during the year in support of organic growth targets. A cost effective on-site hypochlorite generation system has been introduced which enables ships to comply with new regulations on the treatment of ballast water when entering US ports. A new lower cost system has also been designed to control chlorine-related water quality and temperature uniformity in large reservoirs. Patent applications have been filed for both of these systems. A third notable development relates to a new intelligent water meter based on fluidic oscillator technology. Production is targeted to start in Spring 2006.

Severn Trent Laboratories in the US has developed a method of identifying 24 potentially allergenic compounds present at very low concentrations in fragrances and essential oils. This complex analysis is of interest to major fragrance/flavours companies due to EU labelling regulations. Further development of this process will continue this year. New methods have been developed for analysing emerging contaminants, including perchlorate and n-nitrosodimethylamine. The perchlorate method will shortly be undergoing nationwide validation. A method has also been developed of identifying polybrominated diphenyl ethers (PBDE's), which are widely used as flame retardants in the US.

In previous years, the principal areas of Biffa's R&D work were in technology efficiencies and the analysis of material flows in the economy. Similar important studies continue to be produced, the most recent being an input and output analysis of resource flows in the South West region. Research associated with the dynamics of resource flows in the UK economy are increasingly recognised as a vital contribution to the development of an effective and focused policy framework in the context of the emergent EU Thematic Strategy on improved resource efficiency. Biffa also continues to participate on a number of industry sector and government study groups, most notably the Mini-Waste Faraday committee and the DEFRA committee considering the development of an electronic data capture network for industrial, commercial and domestic waste flows in the UK.

Communications with shareholders and the AGM

The company attaches considerable importance to the effectiveness of its communications with shareholders. Prior to the AGM, private investors are given the opportunity to meet the Board and also to question them during the AGM itself. They are encouraged to participate in the AGM. Photographic displays and literature are available to shareholders at the AGM to demonstrate the nature and extent of the group's environmental services. The company will, on request, provide a summary of the proceedings of the AGM. The company also responds to enquiries from shareholders as they arise throughout the year. Further information relevant to shareholders is provided on the company's website (www.severntrent.com). Regular communication is maintained with institutional shareholders and fund managers through meetings and presentations. Such communications are sensitive to the need not to disclose potentially price-sensitive information in breach of any regulatory regime.

In addition, the Board considers it important to canvass the views of institutional shareholders and a report was submitted to the Board during the year in connection with a comprehensive survey of institutional shareholders.

Contributions for political and charitable purposes

Donations to charitable organisations during the year amounted to £378,825 (2004: £375,461). The company focuses on the development of long term partnerships with charities close to its major sites and which reflect the company's value of environmental leadership. The work focuses on environmental education, the preservation and enhancement of the natural environment or addressing social exclusion issues in the built environment. The company is also committed to supporting WaterAid, the UK's only major charity dedicated to providing safe domestic water and sanitation to the world's poorest people. For additional information regarding charitable donations see page 21.

It is the company's policy not to make any donations to political parties and the Board does not intend to change that policy. However, under the Political Parties, Elections and Referendums Act 2000, the definition of political expenditure and donations is extremely wide and extends to activities not normally thought of as political. The following normal industry activities, undertaken during the year, fall within the ambit of such Act:

> Biffa Waste Services Limited paid a £500 subscription fee to the Socialist Environment and Resources Association (SERA), an organisation which aims to promote sustainable environmental policies within the Labour movement and Labour Party to ensure sustainable development is central to the work of the government.
> In addition, Biffa Waste Services Limited paid £2000 in sponsorship fees towards a waste seminar arranged by SERA.

As in previous years and on a precautionary basis, resolutions will be proposed at this year's AGM in relation to political expenditure as defined by the Political Parties, Elections and Referendums Act 2000. Full details of those resolutions are given in the Notice of the AGM which is circulated to all shareholders.

Supplier payment policy

Individual operating companies within the group are responsible for establishing appropriate policies with regard to the payment of their suppliers. The companies agree terms and conditions under which business transactions with suppliers are conducted. It is group policy that, provided a supplier is complying with the relevant terms and conditions, including the prompt and complete submission of all specified documentation, payment will be made in accordance with agreed terms. It is also group policy to ensure that suppliers know the terms on which payment will take place when business is agreed. Details of supplier payment policies can be obtained from the individual companies at the addresses shown in note 25 to the financial statements on pages 73 and 74. Trade creditors for the group at the year end are estimated as representing no greater than 30 days' purchases (2004: no greater than 30 days). Trade creditors for the company at the year-end are estimated as representing 34 days' purchases (2004: no greater that 30 days).

Economic and Monetary Union

The group maintains its preparedness for conversion to the euro, should the UK enter the EMU. The experience gained from the conversion of our subsidiary and associated companies located in euro area countries has been a useful input into the conversion planning.

Accounts of Severn Trent Water Limited

Regulatory accounts for Severn Trent Water Limited are prepared and sent to the Director General of Water Services. A copy of these accounts will be available from the website of Severn Trent Water Limited (www.stwater.co.uk) or on written request to the Company Secretary (at the address given on the back cover). There is no charge for this publication.

Going concern

The Board has a reasonable expectation that the group and the company have adequate resources to continue in operational existence for the foreseeable future. Accordingly the financial statements set out on pages 42 to 74 have been prepared on the going concern basis.

By order of the Board
P P Davies LL.B. Solicitor
Group General Counsel and Company Secretary
6 June 2005

This report provides the information required by the Directors' Remuneration Report Regulations 2002. It also describes how the principles of the Financial Services Authority's Combined Code on Corporate Governance (the 'Combined Code') are applied by the company in relation to Directors' remuneration and sets out the remuneration policy for the current and forthcoming financial years.

Remuneration Committee

The Remuneration Committee determines, on behalf of the Board, the company's policy on the remuneration of executive Directors and the Chairman of the Board. The Committee determines the total remuneration packages and contractual terms and conditions for these individuals. The Committee also determines the remuneration policy for the next band of 11 senior executives. The policy framework for remunerating all senior executives is consistent with the approach taken for executive Directors.

The Committee is comprised exclusively of independent non-executive Directors of the company. The members of the Committee during the year were:

> M C Flower (Chairman)

> J D G McAdam

> M L Cassoni

The Committee members have no personal financial interest, other than as shareholders, in the matters to be decided.

The constitution and operation of the Committee comply with the Combined Code. In setting performance related remuneration the Committee has regard to the provisions set out in Schedule A to the Combined Code.

Advisers

To ensure that the company's remuneration practices are market competitive, the Committee has access to detailed external research on market data and trends from experienced specialist consultants.

The Committee has received material advice from New Bridge Street Consultants LLP, Hay Management Consultants and Watson Wyatt which have been appointed by the Committee for the purpose of providing this advice. In relation to other services provided to the group, Watson Wyatt are the actuaries to the group's main UK pension schemes. Both Watson Wyatt and Hay Management Consultants provide employee benefits services and/or remuneration advice to the group below Board level. New Bridge Street Consultants LLP has not provided any such services to the company.

The Chairman of the Board, Sir John Egan (previously Mr T D G Arculus), the Group Chief Executive, Mr C S Matthews (previously Mr R M Walker), the Group Human Resources Director, Mr A P Smith (previously Mr J W Oatridge) and the Director of Corporate Development, Mr P K Tandon also provide advice and are invited to attend some meetings as requested to respond to specific questions raised by the Committee. Such attendances specifically exclude any matter concerning their own remuneration. The Company Secretary acts as Secretary to the Committee.

The Committee's terms of reference can be viewed on the company's website at www.severntrent.com or requested from the Company Secretary. The terms of appointment for New Bridge Street Consultants LLP are available on request from the Company Secretary.

Remuneration policy

The company's continuing remuneration policy for executive Directors is to review regularly and update as appropriate the framework to provide remuneration in a form and amount which will attract, retain, motivate and reward high calibre individuals. To achieve this, the remuneration package is based on the following principles:

> Incentives are aligned with the interests of shareholders and seek to reward the creation of long-term value;

> Reward elements are designed to reinforce the link between performance and reward. Performance related elements should form a significant proportion of the total remuneration package and typically comprise at least 50% of total remuneration if paid at the maximum;

> The total remuneration package for on-target performance should be fully competitive in the relevant market;

> Packages are structured flexibly to meet critical resource needs and retain key executives.

The Committee seeks to take a prudent and responsible approach taking into account the interests of shareholders, customers, employees and the local community and considers the mix between fixed and performance pay is significant and appropriate.

Personal shareholdings

The company, with effect from April 2004, adopted guidelines which expect executive Directors to have a minimum holding of shares in the company. The Group Chief Executive is expected to hold shares to the value of 1.5 x base salary and other executive Directors 1 x base salary. Directors are expected to retain shares they receive through the Long Term Incentive Plan or other share based company bonus schemes to enable them to meet the guideline holdings within five years. If insufficient shares are awarded within five years then this timescale will be extended.

Through a variety of share schemes, all employees are encouraged to hold shares in the company.

External directorships

Executive Directors are encouraged to take on external non-executive directorships, though normally only one other FTSE 100 appointment. In order to avoid any conflicts of interest all such appointments are subject to the approval of the Nominations Committee. Executive Directors are normally only able to retain the fees arising from one such appointment. However, in view of his imminent retirement, Mr R M Walker was allowed to retain fees from his additional external appointments (see page 26), although the company still retained the fees received from BAA Plc.

Chairman and other non-executive Directors

Mr T D G Arculus was paid fees of £200,000 per annum (effective from 1 August 2004) until his retirement on 31 December 2004, inclusive of £10,000 per annum in the form of shares in the company and £26,775 which, at his request, was paid into his personal pension arrangements. Benefits in kind comprised private medical insurance, a company car, fuel card plus a retirement dinner and gift. Mr Arculus did not participate in any of the company's pension arrangements, share or bonus schemes. He did not receive payment for loss of office upon termination.

Sir John Egan is paid fees of £215,000 per annum (effective from 1 January 2005) for his role as Chairman. This includes £32,250 per annum paid in the form of shares in the company. Sir John does not participate in any of the company's pension arrangements, share or bonus schemes nor does he receive benefits in kind other than attendance at retirement functions. However, under the terms of his letter of appointment, he has the option of being provided with a company car.

Mr M C Flower is paid fees of £100,000 per annum (effective from 6 July 2004) for his role as Deputy Chairman. This includes £10,000 per annum paid in the form of shares in the company. Mr Flower does not participate in any of the company's pension arrangements, share or bonus schemes or receive benefits in kind other than attendance at retirement functions.

The remuneration policy for non-executive Directors, other than the Chairman, is determined by the Board, within the limits set out in the Articles of Association.

Remuneration comprises an annual fee for acting as a non-executive Director of the company and additional fees for acting as:
> Chairman of a Board Committee;
> Member of a Board Committee;
> Senior non-executive Director;
> Trustee of a company pension scheme;
> Non-executive Director of a subsidiary company.

Non-executive Directors are not eligible to participate in incentive plans nor is any pension provision made except as detailed in relation to Mr Arculus.

Save for Mr J B Smith and for Mr C S Matthews to 30 June 2004, non-executive Directors receive payment of part of their fees in the form of shares in the company which, from May 2004, have to be retained for the period of their appointment.

The non-executive Directors do not have service contracts or consultancy agreements with any group company, but they do have letters of appointment with the company.

Remuneration arrangements for executive Directors
The remuneration arrangements for executive Directors comprise the following elements:
> Base salary and benefits;
> Annual bonus plan;
> Long Term Incentive Plan;
> Post-retirement benefits.

Details of each of the above elements are as follows:

Base salaries and benefits
Base salaries are a fixed cash sum payable monthly. The company's policy is to set the salary for each executive Director within a range having regard to the market median for similar roles in publicly quoted companies of a comparable size and, so far as practical, undertaking similar activities. Salaries for individual Directors are reviewed annually by the Committee and generally take effect on 1 April. Salaries are set with reference to individual performance, experience and contribution, together with developments in the relevant employment market and internal relativities.

Executive Directors' salaries have recently been reviewed for the financial year 2005/2006 and will be as follows:

Director	Salary wef 1 April 05	Increase
M J Bettington	325,000	4.8%
R S Brydon Jannetta	385,000 ($US)	4%
C S Matthews	520,000	4%
M R Wilson	275,000	22% – in line with comparative market data
A P Wray	250,000	n/a – new appointment

There are 11 executives immediately below Board level who are paid between £100,000 and £200,000 per annum.

Salary £000	Number of Executives
100 – 125	1
126 – 150	4
151 – 175	2
176 – 200	4

The non-salary benefits for executive Directors comprise the use of a company car or allowance, fuel, private medical insurance, life assurance, retirement gifts, attendance at retirement functions and an incapacity benefits scheme. These and other benefits may be flexed under the company's Lifestyle flexible benefits scheme. As they are flexing within the same value of overall package, their individual choices are not reflected in the table of Directors' emoluments on page 37.

Annual bonus plan
Executive Directors are eligible for annual bonuses to encourage improved performance, measured by reference to both financial and non-financial factors. Performance targets are established by the Committee to align executive Directors' interests with shareholders and are measured by reference to profitability, together with specific targets for health and safety, quality, service, environmental performance and the achievement of personal objectives.

Annual Bonus 2004/2005 – maximum value of bonus elements as % of base salary

Director	Financial Total	Non-Financial Total	Maximum Bonus Value
J K Banyard	30	20	50
M J Bettington	55	20	75
R S Brydon Jannetta	60	15	75
B Duckworth	25	25	50
C S Matthews	40	20	60
A S Perelman	30	20	50
R M Walker	30	30	60
M R Wilson	30	20	50

The performance requirements are stretching and involve an assessment of up to ten parameters for each executive Director. Annual bonus payments are not taken into account in calculating their pension entitlements. The actual bonuses awarded by the Committee for the year ended 31 March 2005 are shown in the table of Directors' emoluments on page 37. As reported in last year's Remuneration Report, since the last financial year the bonus potential for the Group Chief Executive has been 60%, for the Managing Directors of Biffa and Severn Trent Laboratories (Mr M J Bettington and Mrs R S Brydon Jannetta) it has been 75%, and the bonus potential for other executive Directors is 50%. These remain unchanged for the 2005/2006 financial year.

The maximum bonus payable to other executives below Board level also ranges from 50-75% and their plan is structured in a similar way as that for executive Directors.

Long-term incentives
A Long Term Incentive Plan ('LTIP') for executive Directors was approved by shareholders at the 1997 AGM and amended with shareholder approval at the 2001 AGM.

The performance for the 2002, 2003 and 2004 LTIPs is measured by reference to a combination of Total Shareholder Return ('TSR') and Economic Profit ('EP') targets.

The maximum allocation that may be made to an individual executive Director in any year is such number of shares as have a market value equal to 100% of base salary. Shares are allocated annually by the Committee but are not released to executive Directors for a period of three years thereafter, provided that the TSR has achieved a prescribed ranking in comparison with a number of selected comparator companies and that the EP targets have also been met. The performance criteria are specific to each Award. For the performance periods effective from 1 April 2002, 1 April 2003 and 1 April 2004, Mr R M Walker received an allocation of shares equivalent to 100% of his salary and the remaining executive Directors received allocations equivalent to 70% of their salaries.

For the 2002 Award the comparator group consists of: AWG Plc, Kelda Plc, Pennon Group Plc, Shanks Plc, United Utilities Plc and Waste Recycling Group Plc. For the 2003 and 2004 Awards, the comparator group additionally contains Northumbrian Water Plc.

For the executive Directors the 2002, 2003 and 2004 LTIP awards will be triggered if the company's TSR performance is at the median or above and the EP meets the scaled targets set. EP is calculated by reference to a post tax rate of return of 7.5%.

In 2004, the Committee carried out a detailed review of the long-term incentive arrangements for executive Directors and other key senior executives. The main outcome of that review was that shareholders should be asked to approve the introduction of a new long term incentive plan – the Severn Trent Long Term Incentive Plan 2005 ('LTIP 2005').

Subject to shareholder approval, participants in the LTIP 2005 will, at the discretion of the Committee, receive an annual award of performance shares which will vest three years from the date of the award, to the extent that certain performance conditions have been met. Details of the LTIP 2005 are set out in the Appendix to the Notice of the AGM. In summary, the LTIP 2005 will be structured as follows:

> Annual conditional awards of performance shares may be made to executive Directors and senior staff;
> No participant will be granted awards over shares worth more than 125% of base salary in any financial year. However, initially, it is proposed that the Group Chief Executive will receive awards over shares worth 100% of salary with other executive Directors and senior staff receiving lower awards;
> The number of shares subject to an award will increase to reflect dividends paid through the performance period on the basis of such notional dividends being reinvested at the then prevailing share price;
> Awards will normally vest as soon as the Committee determines that the performance conditions have been met following 1 April in the financial year in which the third anniversary of the date of grant falls provided that the participant remains in employment on that 1 April;
> For grants made to executives (other than to those executives below Board level in the non-water core subsidiaries), the vesting of half of an award will be determined by reference to challenging EP targets (measured by reference to either group or subsidiary performance) and the other half will be determined by reference to TSR compared to a bespoke group of comparator companies. There will be no retesting of the performance conditions.

Total shareholder return
Source: Thomson Financial



Severn Trent plc
FTSE 100 Index
Value (£)
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31 March '00
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This graph shows the value, by 31 March 2005, of £100 invested in Severn Trent on 31 March 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year-ends. The FTSE 100 was chosen as the comparator because the company is a constituent of that index.

As summarised above, for grants made to executives (other than those executives below Board level in the non-water core subsidiaries), the performance measure for half of the award will be EP. EP is the key measure used by the company to measure its long term financial performance and is, therefore, felt to be appropriate.

EP will be measured by reference to either group or subsidiary performance, depending upon the participant's main focus of responsibility. Although, the Committee has concluded that it would not be in shareholders' interests to disclose the actual financial targets (given competitive sensitivities) it has confirmed that it will ensure that the minimum threshold level of vesting in respect of the water business over the five year cycle will not be lower than that implied in the recently published Ofwat Determination. The maximum threshold level of vesting will be set at a level which is, in the view of the Committee, comparably stretching to the upper quartile TSR condition (see below).

This approach for setting the EP performance conditions has been discussed with key institutional investors which have acknowledged that, due to the commercially sensitive nature of the EP performance conditions, it is not appropriate for them to be publicly disseminated.

The performance measure for the other half of the award will be the company's TSR relative to a comparator group of approximately 20 companies. The comparator group will comprise water and waste companies and FTSE 100 high yield companies (excluding financial and retail companies or other sectors which might result in an undue bias in the sample). 'High yield' has been defined as companies which have an average gross yield of 0.5% below base rate in a calendar month preceding the start of the performance period and their inclusion recognises the fact that, at least in part, shareholders choose to invest in the company for the dividend income it produces. The Committee will review the proposed constituents before making any award to ensure that, overall, it remains appropriate.

For median TSR/threshold EP levels of performance, 25% of that part of the award will vest and for upper quartile TSR/stretch EP levels of performance, 100% of that part of the award will vest. Vesting between 25% and 100% will be on a straight line basis for both parts of the award.

For those executives below Board level in the non-water core subsidiaries, a greater proportion of their awards may be determined by reference to EP targets, but not less than 25% of an award will be determined by TSR.

After the end of the performance period, the TSR performance condition will be measured and independently verified by New Bridge Street Consultants LLP on behalf of the Committee. The extent to which the EP performance condition has been satisfied will be calculated internally but, as with the previous LTIP, independently checked.

The Committee feels that the proposed new arrangements are both challenging and appropriate to meet the particular needs of the company.

The Committee is conscious that the bases for measuring the profits that underlie the EP calculation are changing in light of the move from UK GAAP to International Accounting Standards and will ensure that any EP performance conditions are measured on a consistent basis and as originally intended.

Details of the company's shares that are held in trust on behalf of participants of certain of the employee share schemes are given on pages 63 and 64. In respect of the LTIP, the company's hedging policy is to purchase, and hold in trust, 50% of the total number of shares that could potentially vest from all outstanding LTIP awards. The requirement to purchase shares to maintain the 50% hedge is calculated, and carried out, shortly after each annual award. Only "free shares" are offered under the company's Share Incentive Plan and all of the shares taken up by employees at each invitation are purchased and placed in trust immediately.

The Committee is satisfied that the overall dilution limits provide sufficient headroom for all the company's share schemes.

Post-retirement benefits
All current executive Directors participate in the Senior Staff Pension Scheme (the 'Scheme') with the exception of Mrs R S Brydon Jannetta, who continues to be a member of the Severn Trent Pension Scheme.

The Scheme is a funded Inland Revenue approved final salary occupational pension scheme which provides:
> A normal retirement age of 60 years;
> An overall pension at normal retirement age of two-thirds of final pensionable salary, subject to the completion of 20 years' pensionable service;
> Life cover of 4 x pensionable earnings;
> A pension payable in the event of retirement on grounds of ill health;
> A dependent's pension on death of two-thirds of the member's pension.

Members' contributions are payable at the rate of 6% of pensionable earnings. Early retirement is available after the age of 50 with the consent of the company. Any pension would be subject to a reduction that the Trustee considers appropriate, acting on actuarial advice, to reflect the expected longer payment of the pension. In certain circumstances, consent may not be required for early retirement above the age of 55 and the reduction may be reduced or eliminated. In the event of incapacity early retirement is available on an unreduced basis allowing for pensionable service to age 60.

Under the Trust Deed and Rules pensions in payment in excess of any Guaranteed Minimum Pension are guaranteed to increase at a rate of price inflation subject to a maximum of 5% each year. In the calculation of individual cash equivalent transfer values, allowance is made for increases to pensions in payment in excess of any Guaranteed Minimum Pension in line with price inflation.

The company has a future obligation in respect of Messrs A S Perelman, R M Walker and M R Wilson who joined the Scheme after 1 June 1989 and are therefore subject to the Inland Revenue earnings cap (the 'Cap') (2004/2005: £102,000), to pay the difference between their pension entitlement based upon the relevant portion of their salary and the maximum amount payable had the cap not been in place. The obligation is unfunded. The amount charged to the profit and loss account in the year for this future obligation was £70,935 for Mr Perelman, £556,962 for Mr Walker and £217,657 for Mr Wilson. The Committee decided that in cases of executive Directors who are subject to the Cap, where their pension contribution based on their actual annual salary exceeds the Inland Revenue Limit (15% of the Cap) the executive Director would only be required to contribute up to the Inland Revenue Limit, although their pension would still be based on their actual earnings. As explained above, the executive Directors are members of defined benefit pension arrangements. In previous years' accounts, disclosures of these benefits have been made under the requirements of the UKLA Listing Rules (the 'Rules'). These Rules are still in place, but it is now also necessary to make disclosures in accordance with the Directors' Remuneration Report Regulations 2002. A table detailing the executive Directors' pension provisions, under the two sets of requirements, is shown on page 38.

From April 2004, all new UK based executive Director appointments, are provided with a cash supplement in lieu of the unfunded arrangement. This was applied in the case of Messrs C S Matthews and A P Wray, at 40% of their respective salaries above the Cap.

During the current year the company will be reviewing its pension policy for Directors and employees as a result of the Pensions Act 2004, Finance Act 2004 and the results of the triennial valuation of two of its main schemes during 2004. The Committee will report on the outcome of this review in the next Remuneration Report and it is envisaged that there will be no increase in the cost to the Company as a result of the review.

Forward-looking statement
The Committee will keep the existing remuneration arrangements, as detailed in this report, under review during the next year to ensure that the company's reward programmes remain competitive and provide appropriate incentives. No significant changes to the reward arrangements for executive Directors are anticipated. However, as usual there will be individual reviews of base salary, annual bonus and LTIP award levels. The performance targets for incentive arrangements will continue to be reviewed to ensure alignment with the group strategy and will for the next year, as indicated in the Directors Report, place an increased emphasis on the achievement of health and safety performance targets.

Directors' service agreements and letters of engagement
A new model service contract was approved by the Committee in 2004. All current executive Directors have signed the model contract and accordingly, service agreements for all executive Directors have notice periods of 12 months. They also provide for a maximum damages payment in the case of redundancy or termination in breach of the agreement by the company of up to 175% of base salary which was calculated as a conservative pre-estimate of the value of salary, fixed benefits and on target bonus.

Any damages payments will not be made automatically and will be subject to both phasing and mitigation. Contracts also permit the Committee to take into account a view of the extent of poor performance on the part of the executive Director. Any payment will not include amounts in respect of awards which have been made under the company's LTIP over which the Committee retains absolute discretion. There are no specific contractual payments or benefits which would be triggered in the event of a change in control of the company. The Committee believes that the contracts provide as much scope as is feasible to protect the interests of shareholders when negotiating a termination, at which time it would address the duty of mitigation.

The previous policy of the Committee was that executive Directors were employed on contracts subject to no more than 12 months' notice, in accordance with the then prevailing corporate governance best practice. The executive Directors were required to give not less than six months' notice of termination (12 months in the case of the Group Chief Executive). The retiring executive Directors, who all left on, or before, 31 March 2005, therefore, retained the above contractual arrangements to that date.

The service contract for Mrs R S Brydon Jannetta, who is based in the US and employed by a US subsidiary, is in the same format as for other executive Directors but modified to reflect prevailing US employment legislation.

The dates of the current executive Directors' agreements, the dates on which their appointments became effective and the current expiry dates of their agreements are as follows:

Executive Directors	Date of agreement	Effective date	Expiry date
M J Bettington	10 June 2004	10 June 2004	Terminable on 12 months' notice
R S Brydon Jannetta	30 June 2004	1 September 2004	Terminable on 12 months' notice
C S Matthews	3 June 2004	6 September 2004	Terminable on 12 months' notice
M R Wilson	5 May 2004	1 September 2004	Terminable on 12 months' notice
A P Wray	19 January 2005	7 March 2005	Terminable on 12 months' notice

Mrs R S Brydon Jannetta and Messrs M J Bettington, M R Wilson and A P Wray are the subject of reappointment as executive Directors at the forthcoming AGM.

Details for the executive Directors' agreements who retired from the Board during the year are as follows:

Executive Directors	Date of agreement	Effective date	Expiry date
J K Banyard	20 April 1998	23 January 1998	Terminable on 12 months' notice
B Duckworth	11 January 1995	8 November 1994	Terminable on 12 months' notice
A S Perelman	11 September 2001	1 October 2001	Terminable on 12 months' notice
R M Walker	7 July 1999	12 July 1999	Terminable on 12 months' notice

Payments to the above executive Directors who retired from the Board during the year are detailed in the table of Directors' emoluments on page 37. No further payments in terms of salary, pay in lieu of notice, bonus or benefits in kind were or will be made. No cash contributions to their pension schemes were required. They were allowed to retain their LTIP awards but these will be pro-rated back to reflect their period of employment during the relevant performance period. They have no further contractual or consultancy arrangements with the company and have no personal interest in the company other than as pensioners and/or as shareholders.

In respect of the Chairman and current non-executive Directors the dates on which their appointments took effect and the current expiry dates are as follows:

Chairman and non-executive Directors	Initial Appointment	Current Appointment	Current expiry date*
Sir John Egan	1 October 2004	1 October 2004	30 September 2007
M L Cassoni	1 September 2001	1 September 2004	31 August 2007
M C Flower	11 June 1996	6 July 2004	10 June 2005
M J Houston	1 September 2003	1 September 2003	31 August 2006
J D G McAdam	18 September 2000	18 September 2003	17 September 2006
F A Osborn	21 September 1998	21 September 2004	20 September 2005
J B Smith	3 November 2003	3 November 2003	2 November 2006

Details for the non-executive Director who retired from the Board during the year are as follows:

T D G Arculus	20 May 1996	29 July 2004	31 December 2004

*Subject to the requirements of the company's Articles of Association for the reappointment of Directors at AGMs.

It is the normal practice of the company for non-executive Directors to serve three three-year terms. Non-executive Directors have no right to compensation on the early termination of their appointment.

The text and tables that follow comprise the auditable part of the Remuneration Report, being the information required by Part 3 of Schedule 7A to the Companies Act 1985.

Directors' emoluments

The emoluments of the Chairman, the executive Directors and fees payable to the non-executive Directors are as follows:

	Base salary and fees[2]			Benefits in kind[3]	Annual bonus[9]	Other[1]	Total 2004/05	Total 2003/04
	Cash £000	Shares £000	Total £000	£000	£000	£000	£000	£000
Chairmen and other non-executive Directors								
T D G Arculus (Chairman- resigned 31.12.04)	107.4	7.5	114.9	25.3	–	2.0	142.2	163.4
Sir John Egan (Chairman- appointed 01.10.04)[4]	52.5	8.8	61.3	0.8	–	–	62.1	–
E E Anstee (resigned 15.12.03)	–	–	–	–	–	–	–	26.6
M L Cassoni	37.6	3.9	41.5	–	–	0.9	42.4	42.3
M C Flower	79.8	7.7	87.5	0.8	–	1.9	90.2	52.4
M J Houston	27.1	2.9	30.0	0.8	–	–	30.8	17.5
C S Matthews (until 05.09.04)[8]	12.2	0.6	12.8	–	–	0.6	13.4	13.6
J D G McAdam	30.6	3.4	34.0	0.8	–	0.7	35.5	30.1
F A Osborn	46.5	5.0	51.5	0.8	–	0.5	52.8	46.8
J B Smith[7]	43.0	–	43.0	0.8	–	–	43.8	14.4
C Tritton (resigned 30.07.03)	–	–	–	–	–	–	–	10.9
Executive Directors								
J K Banyard (resigned 30.12.04)	153.5	–	153.5	22.3	75.0	0.2	251.0	303.7
M J Bettington	310.0	–	310.0	20.5	189.1	–	519.6	445.7
R S Brydon Jannetta (appointed 01.09.04)	115.9	–	115.9	4.8	16.9	–	137.6	–
B Duckworth (resigned 31.08.04)[6]	116.7	–	116.7	10.2	55.4	–	182.3	401.5
C S Matthews (from 06.09.04)	270.0	–	270.0	6.9	160.4	96.8	534.1	–
A S Perelman (resigned 31.08.04)[5]	173.5	–	173.5	15.1	60.0	–	248.6	543.4
R M Walker (resigned 02.02.05)	452.7	–	452.7	51.7	203.7	0.1	708.2	746.1
M R Wilson (appointed 01.09.04)	131.3	–	131.3	12.9	59.1	–	203.3	–
A P Wray (appointed 07.03.05)	17.2	–	17.2	1.8	–	4.1	23.1	–
Total emoluments	2,177.5	39.8	2,217.3	176.3	819.6	107.8	3,321.0	2,858.4

1 Other emoluments represent expenses chargeable to UK income tax, car allowances and amounts in lieu of entry into the supplementary pension scheme for those earning above the pension cap limit, paid to Directors.

2 Included within fees for the non-executive Directors, are amounts received by way of shares rather than as emoluments, to encourage participation in line with corporate governance best practice. The gross value of shares is included in the table above. Non-executive Directors who were either appointed or resigned during the year received a time apportioned award. The number of shares received by each non-executive Director during the year was: Mr T D G Arculus – 527; Sir John Egan – 735; Ms M L Cassoni – 246; Mr M C Flower – 488; Mr M J Houston – 180; Mr C S Matthews – 34; Dr J D G McAdam – 215; Mr F A Osborn – 377.

3 Benefits in kind for executive Directors comprise the use of a company car, fuel, retirement gifts, attendance at retirement functions, private medical insurance, life assurance and an incapacity benefits scheme. Benefits in kind for non-executive Directors, other than Mr T D G Arculus, comprise attendance at retirement functions. Mr T D G Arculus' benefits in kind comprise the use of a company car, fuel, private medical insurance, retirement gifts and attendance at retirement functions.

4 Sir John Egan was appointed Chairman from 1 January 2005 and received fees as a non-executive Director prior to that date.

5 Mr A S Perelman was employed by the company until 30 September 2004. In this month, his total emoluments were £31,870 and his bonus relating to this period was £12,000.

6 Mr B Duckworth remained employed in a consultancy capacity until 31 March 2005. His total emoluments from the date of his resignation from the Board to 31 March 2005 were £189,092 and his bonus relating to this period was £77,583.

7 Mr J B Smith's fees represent fees due, but not yet paid.

8 Mr C S Matthews' fees and share entitlements were paid as cash directly to his employer up to 30 June 2004.

9 The bonus percentages paid to executive Directors were in the range of 14.5% to 61% of base salary.

Directors' pension provisions[3]

The disclosure of pension benefits is made under the requirements of the Listing Rules of the UK Listing Authority ('the Rules') and also the requirements of the Directors' Remuneration Report Regulations 2002 ('the Regulations'). These are shown in separate tables below.

The Rules require information to cover the period during which a Director was a Board member, whilst the Regulations require information to cover the financial year. The information below sets out the disclosures required by the Regulations:

Name	Service completed in years (including transferred in service credits)	Accrued pension at 31.03.05 £ pa	Increase in accrued pension during the year £ pa	Increase in accrued pension during the year (net of inflation)[1] £ pa	Transfer value of accrued pension at 31.03.05[2] £000	Transfer value of accrued pension at 31.03.04[2] £000	Increase/ (decrease) in transfer value over the year, net of Directors' contributions £000
J K Banyard	38	131,667	4,593	945	3,004.0	2,482.8	512.2
M J Bettington	23	151,522	15,573	12,260	1,917.3	1,590.5	308.2
R S Brydon Jannetta	13	22,952	2,325	1,666	184.4	155.3	24.3
B Duckworth	34	161,032	14,184	9,491	3,608.0	2,147.1	1,444.1
C S Matthews	–	1,928	1,928	1,928	19.4	–	15.9
A S Perelman	3	35,500	6,353	5,800	756.8	455.6	293.5
M R Wilson	9	68,371	22,659	21,198	641.2	401.5	225.5
R M Walker	5	95,291	19,769	18,010	2,179.1	1,467.2	699.1
A P Wray	–	224	224	224	1.7	–	1.2

The information below sets out the disclosures required by the Rules:

Name	Accrued pension at 31.03.05 £ pa	Increase in accrued pension *during the year* £ pa	Increase in accrued pension during the *year (net of inflation)*[1] £ pa	Transfer value of increase in accrued benefits net of *Directors' contributions*[2] £000
J K Banyard	131,667	4,593	945	12.9
M J Bettington	151,522	15,573	12,260	136.5
R S Brydon Jannetta	22,952	986	623	2.1
B Duckworth	150,064	3,216	989	1,037.7
C S Matthews	1,928	1,928	1,928	15.9
A S Perelman	34,433	5,286	4,844	256.9
M R Wilson	68,371	17,106	16,258	138.2
R M Walker	95,291	19,769	18,010	401.6
A P Wray	224	224	224	1.2

The pensions shown above will be provided through the Severn Trent Senior Staff Pension Scheme, the Severn Trent Supplemental Pension Scheme and the Severn Trent Pension Scheme.

1 Inflation over the year is measured by reference to the increase in the retail price index between March 2004 or the month prior to appointment and March 2005 or earlier date of leaving.
2 The transfer values have been calculated in accordance with Actuarial Guidance Note GN11 published by the Institute of Actuaries and Faculty of Actuaries.
3 In addition, the company contributed £26,775 to Mr Arculus' personal pension arrangements.

The Directors of the company at 31 March 2005 and their beneficial interests in the shares of the company were as follows:

i) Beneficial holdings

	At 1 April 2004 or subsequent date of appointment Number of ordinary shares of 65⁵⁄₁₉p each	At 31 March 2005 Number of ordinary shares of 65⁵⁄₁₉p each	At 6 June 2005 Number of ordinary shares of 65⁵⁄₁₉p each
Chairman and other non-executive Directors			
Sir John Egan (Chairman)	–	6,035	6,035
M L Cassoni	568	814	814
M C Flower	1,585	2,073	2,073
M J Houston	1,133	1,313	1,313
J D G McAdam	585	800	800
F A Osborn	1,095	1,472	1,472
J B Smith	–	–	–
Executive Directors			
M J Bettington	12,541	24,405	24,405
R S Brydon Jannetta	5,955	20,032	20,032
C S Matthews	1,000	1,034	1,034
M R Wilson	7,981	10,640	10,662
A P Wray	–	–	–

Mrs Brydon Jannetta and Messrs Bettington, Matthews and Wilson have further interests in the company's ordinary shares of 65$\frac{5}{19}$p each by virtue of having received contingent awards of shares under the Severn Trent Plc Long Term Incentive Plan (the 'LTIP') on 24 September 2002, 13 August 2003 and 15 December 2004. The LTIP operates on a three-year rolling basis. The Severn Trent Employee Share Ownership Trust is operated in conjunction with the LTIP. Awards do not vest until they have been held in trust for three years and specific performance criteria have been satisfied. The details of the performance criteria are explained on pages 33 and 34 of the Remuneration Report. The individual interests for the above named Directors, and for the executive Directors who left during the year, which represent the maximum aggregate number of shares to which each individual could become entitled, are as follows:

	At 1 April 2004 or subsequent date of appointment Number of ordinary shares of 65$\frac{5}{19}$p each	Awards vested during year	Market price at time of vesting (p)	Gain on vesting (£,000)	Awards lapsed during year	Awarded during year	Market price at time of 2004 award (p)	At 31 March 2005 or earlier date of leaving Number of ordinary shares of 65$\frac{5}{19}$p each
J K Banyard	54,149	(15,450)	820.75	126.8	–	16,364	946	55,063
M J Bettington	76,764	(20,109)	820.75	165.0	–	25,365	946	82,020
R S Brydon Jannetta	37,518	–	–	–	–	16,851	946	54,369
B Duckworth	72,554	(20,600)	820.75	169.1	–	–	–	51,954
C S Matthews	–	–	–	–	–	52,600	946	52,600
A S Perelman	103,568	(31,428)	820.75	257.9	–	–	–	72,140
R M Walker	182,350	(48,435)	820.75	397.5	–	60,783	946	194,698
M R Wilson	24,929	–	–	–	–	18,410	946	43,339

The awards that vested during the year were awarded on 30 August 2001 at a market price of 750p.
No further awards have been made under the LTIP as at 6 June 2005.

The performance period for allocations of shares made in 2002 ended on 31 March 2005. The Remuneration Committee has subsequently determined, based on the company's Total Shareholder Return and the relevant group or subsidiary Economic Profit Targets over the three year performance period, that participating executive Directors are entitled to 100% of the award. The 2002 contingent awards of shares are included in the table above and the actual number of shares to which each individual has become entitled from the 2002 award is as follows:

	Date of award	Market price at time of award (p)	Number of ordinary shares of 65$\frac{5}{19}$p each vested from the 2002 award
J K Banyard	24 September 2002	598.5	19,521
M J Bettington	24 September 2002	598.5	27,888
R S Brydon Jannetta	24 September 2002	598.5	16,282
B Duckworth	24 September 2002	598.5	26,215
A S Perelman	24 September 2002	598.5	36,812
R M Walker	24 September 2002	598.5	64,701
M R Wilson	24 September 2002	598.5	11,952

As at 6 June 2005 the shares from the 2002 contingent award had not vested but would do so as soon as practicable.

ii) Options over ordinary shares

	At the start of the year or subsequent date of appointment (No. of shares)	Exercised during the year (No. of shares)	Cancelled during the year (No. of shares)	Granted during the year (No. of shares)	At the end of the year or earlier date of leaving (No. of shares)	Year of grant of option	Exercise price (p)	Date from which exercisable	Expiry date
Sharesave options[1]									
J K Banyard	866	–	–	–	866	2002	548	Dec 2004	Jun 2005
M J Bettington	–	–	–	1,248	1,248	2005	759	May 2008	Oct 2008
B Duckworth	693	–	–	–	693	2002	548	April 2005	Sept 2005
	1,057	–	–	–	1,057	2003	536	–	–
A S Perelman	3,064	–	–	–	3,064	2003	536	–	–
R M Walker	1,763	–	–	–	1,763	2003	536	Feb 2005	Aug 2005
M R Wilson	3,020	–	–	–	3,020	2002	548	May 2007	Oct 2007

1 The executive Directors, in common with all eligible UK employees of the group, are entitled to participate in the company's Inland Revenue approved Sharesave Scheme. The terms and conditions applicable to these options are those provided in that scheme. The options have no performance conditions as such conditions are not permitted by legislation.
2 The total gain on exercise of share options during the year amounted to £Nil (2004: £16,240).
3 No executive share options in respect of executive Directors were granted or lapsed during the year. At 31 March 2005 there were 181 other executives participating in the group's Share Option Scheme (2004: 205).
4 The gain on share options referred to above is the notional gain, before taxation, based on the difference between the exercise price and the mid-market price at the close of business on the date of exercise. It does not indicate that this was the actual gain realised on the sale of shares or that the shares in question have necessarily been sold.
5 At the close of business on 31 March 2005 the mid-market price of the company's shares was 915p (31 March 2004: 761p) and the range during the year was 762p to 978$\frac{1}{2}$p.

Signed on behalf of the Board who approved the Remuneration Report on 6 June 2005
M C Flower
Chairman of the Remuneration Committee

The Directors are required by the United Kingdom Companies Act 1985 to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss of the group for the financial year.

The Directors consider that in preparing the financial statements, the company and the group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom Accounting Standards which they consider applicable have been followed, any material departures being disclosed and explained in the financial statements.

The Directors have responsibility for ensuring that the company and the group keep accounting records which disclose with reasonable accuracy at any time the financial position of the company and the group and which enable them to ensure that the financial statements comply with the United Kingdom Companies Act 1985.

The Directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and group and to prevent and detect fraud and other irregularities.

The maintenance and integrity of the Severn Trent Plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF SEVERN TRENT PLC

We have audited the financial statements which comprise the group profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movements in shareholders' funds, the reconciliation of net cash flow to movement in net debt and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report ("the auditable part").

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and Accounting Standards are set out in the statement of Directors' responsibilities. The Directors are also responsible for preparing the Directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the financial highlights, the chairman's statement, the group chief executive's review, the review of operations, the financial review, the Board of Directors, the Directors' responsibilities in relation to the financial statements, the five year summary and the information for shareholders.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

> the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2005 and of the profit and cash flows of the group for the year then ended;

> the financial statements have been properly prepared in accordance with the Companies Act 1985; and

> those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Birmingham
6 June 2005

	Notes	2005 £m	2004 £m
Turnover: group and share of joint ventures		**2,084.2**	2,018.5
Less: share of joint ventures' turnover		**(3.0)**	(3.4)
Group turnover	2	**2,081.2**	2,015.1
Operating costs before goodwill amortisation and exceptional items		**(1,654.3)**	(1,586.4)
Goodwill amortisation	2	**(30.1)**	(29.8)
Exceptional restructuring costs	2&3	**(13.0)**	–
Exceptional integration costs	2&3	**-**	(10.9)
Exceptional provision release	2&3	**-**	2.7
Total operating costs	3	**(1,697.4)**	(1,624.4)
Group operating profit		**383.8**	390.7
Share of operating profit of joint ventures and associates	2	**11.7**	11.9
Exceptional net loss on sale and termination of operations	2&4	**(9.4)**	–
Exceptional profit on disposal of fixed assets	2&3	**7.6**	19.8
Profit before interest, goodwill amortisation and exceptional items	2	**438.6**	440.6
Goodwill amortisation	2	**(30.1)**	(29.8)
Profit before interest and exceptional items	2	**408.5**	410.8
Exceptional items	2,3&4	**(14.8)**	11.6
Profit before interest	2	**393.7**	422.4
Net interest payable	6	**(176.4)**	(168.0)
Profit after interest before goodwill amortisation and exceptional items		**262.2**	272.6
Goodwill amortisation	2	**(30.1)**	(29.8)
Profit after interest before exceptional items		**232.1**	242.8
Exceptional items	2,3&4	**(14.8)**	11.6
Profit on ordinary activities before taxation		**217.3**	254.4
Taxation on profit on ordinary activities – current tax	7	**(40.9)**	(33.3)
– deferred tax	7	**(36.9)**	(36.3)
Total taxation	7	**(77.8)**	(69.6)
Profit on ordinary activities after taxation		**139.5**	184.8
Equity minority interests		**(0.7)**	(0.7)
Profit for the financial year		**138.8**	184.1
Dividends	8	**(167.4)**	(162.0)
Retained (loss)/profit for the financial year	20	**(28.6)**	22.1
Earnings per share (pence)			
Basic	9	**40.3**	53.5
Diluted	9	**40.0**	53.3
Adjusted basic before exceptional items and deferred tax	9	**55.6**	61.4
Adjusted diluted before exceptional items and deferred tax	9	**55.2**	61.2

There is no difference between the profit on ordinary activities before taxation and the retained (loss)/profit for the financial years stated above, and their historical cost equivalents.

	Notes	Group 2005 £m	Group 2004 (restated) £m	Company 2005 £m	Company 2004 (restated) £m
Fixed assets					
Intangible assets					
Goodwill	10	**469.5**	497.6	**–**	–
Other intangible assets	10	**14.2**	–	**–**	–
Tangible assets	11	**5,440.6**	5,278.0	**6.3**	7.1
Investments in joint ventures					
Share of gross assets		**5.8**	7.2	**–**	–
Share of gross liabilities		**(7.0)**	(6.5)	**–**	–
Loans to joint ventures		**10.7**	8.9	**–**	–
		9.5	9.6	**–**	–
Investments in associates		**16.3**	17.7	**–**	–
Investments in subsidiaries		**–**	–	**3,612.3**	3,590.8
Other investments		**0.7**	1.0	**–**	–
Total Investments	12	**26.5**	28.3	**3,612.3**	3,590.8
		5,950.8	5,803.9	**3,618.6**	3,597.9
Current assets					
Stocks	13	**66.0**	80.4	**–**	–
Debtors	14	**499.4**	452.8	**84.3**	52.9
Short-term deposits	17b	**40.4**	70.8	**–**	31.7
Cash at bank and in hand		**50.4**	44.5	**172.3**	167.7
		656.2	648.5	**256.6**	252.3
Creditors: amounts falling due within one year	15	**(1,225.5)**	(1,223.7)	**(666.3)**	(653.1)
Net current liabilities		**(569.3)**	(575.2)	**(409.7)**	(400.8)
Total assets less current liabilities		**5,381.5**	5,228.7	**3,208.9**	3,197.1
Creditors: amounts falling due after more than one year	16	**(2,557.3)**	(2,440.6)	**(329.1)**	(300.7)
Provisions for liabilities and charges	18				
Deferred tax provisions		**(499.8)**	(462.9)	**–**	(0.6)
Other provisions		**(124.4)**	(109.1)	**–**	–
		(624.2)	(572.0)	**–**	(0.6)
Net assets		**2,200.0**	2,216.1	**2,879.8**	2,895.8
Capital and reserves					
Called up share capital	19	**225.8**	225.2	**225.8**	225.2
Share premium account	20	**38.4**	33.5	**38.4**	33.5
Capital redemption reserve	20	**156.1**	156.1	**156.1**	156.1
Profit and loss account	20	**1,777.8**	1,798.9	**2,459.5**	2,481.0
Total equity shareholders' funds		**2,198.1**	2,213.7	**2,879.8**	2,895.8
Minority shareholders' interests (equity)		**1.9**	2.4	**–**	–
		2,200.0	2,216.1	**2,879.8**	2,895.8

Signed on behalf of the Board who approved the accounts on 6 June 2005.



Sir John Egan
Chairman



Mark Wilson
Group Finance Director

	Notes	2005 £m	2005 £m	2004 (restated) £m	2004 (restated) £m
Net cash inflow from operating activities	24a		**699.2**		733.1
Dividends received from associates and joint ventures			**3.5**		1.9
Returns on investments and servicing of finance	24b		**(151.3)**		(148.3)
Taxation			**(36.5)**		(19.5)
Capital expenditure and financial investment	24c		**(483.1)**		(484.3)
Acquisitions and disposals	24d		**3.4**		(170.6)
Equity dividends paid			**(162.0)**		(157.7)
Net cash outflow before use of liquid resources and financing			**(126.8)**		(245.4)
Management of liquid resources	24e		**30.4**		(45.2)
Financing					
Increase in debt		**106.1**		283.1	
Issue of shares		**5.5**		5.6	
Share purchase by employee share trust		**(4.1)**		(3.2)	
	24f		**107.5**		285.5
Increase/(decrease) in cash			**11.1**		(5.1)

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Notes	2005 £m	2005 £m	2004 £m	2004 £m
Increase/(decrease) in cash (as above)		**11.1**		(5.1)	
Cash flow from movement in net debt and financing		**(106.1)**		(283.1)	
Cash flow from movement in liquid resources		**(30.4)**		45.2	
Change in net debt resulting from cash flows			**(125.4)**		(243.0)
Net cash assumed with acquisitions			**-**		0.3
Movement in rolled up interest on finance leases			**(7.5)**		2.2
Currency translation differences			**0.7**		6.0
Other non cash items			**(8.7)**		(9.0)
Increase in net debt			**(140.9)**		(243.5)
Opening net debt			**(2,749.1)**		(2,505.6)
Closing net debt	24g		**(2,890.0)**		(2,749.1)

	Group	
	2005	2004
	£m	£m
Profit for the financial year – group	**137.0**	182.1
– joint ventures	**0.1**	0.6
– associates	**1.7**	1.4
Total profit for the financial year	**138.8**	184.1
Exchange movement on translation of overseas results and net assets	**(4.0)**	(35.6)
Translation differences on foreign currency hedging	**0.8**	10.3
Tax on translation differences on foreign currency hedging	**(0.2)**	(3.1)
Total recognised gains and losses for the year	**135.4**	155.7

The company had no recognised gains or losses other than the profit for the year.

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Group		Company	
	2005	2004 (restated)	**2005**	2004 (restated)
	£m	£m	**£m**	£m
Opening equity shareholders' funds as previously reported	**2,216.9**	2,217.6	**2,899.0**	2,931.7
Prior year adjustment (see note 1)	**(3.2)**	(1.2)	**(3.2)**	(1.2)
Opening equity shareholders' funds as restated	**2,213.7**	2,216.4	**2,895.8**	2,930.5
Profit for the financial year	**138.8**	184.1	**145.7**	123.7
Dividends	**(167.4)**	(162.0)	**(167.4)**	(162.0)
Retained (loss)/profit for the financial year	**(28.6)**	22.1	**(21.7)**	(38.3)
Other recognised gains and losses relating to the year	**(3.4)**	(28.4)	**-**	-
Goodwill previously written off to reserves taken to the profit and loss account on termination of operations (see note 4)	**10.7**	-	**-**	-
Shares issued	**5.5**	5.6	**5.5**	5.6
Own shares purchased	**(4.1)**	(3.2)	**(4.1)**	(3.2)
Credit arising from own shares charge	**4.3**	1.2	**4.3**	1.2
Net reduction in equity shareholders' funds	**(15.6)**	(2.7)	**(16.0)**	(34.7)
Closing equity shareholders' funds	**2,198.1**	2,213.7	**2,879.8**	2,895.8

1 Accounting policies

a) Basis of accounting

The financial statements have been prepared under the historical cost convention in accordance with applicable Accounting Standards and, except for the treatment of certain grants and contributions, comply with the requirements of the United Kingdom Companies Act 1985 ('the Act'). An explanation of this departure from the requirements of the Act is given in the policy on grants and contributions below.

In preparing these financial statements the group has adopted UITF38 – 'Accounting for ESOP Trusts' and UITF17 – 'Employee Share Schemes' (revised 2003).

The company and group balance sheets incorporate the shares held by Severn Trent Employee Share Ownership Trust ('the Trust') which have not vested unconditionally at the balance sheet date. In line with UITF38, the consideration paid for these shares is shown as a deduction in arriving at shareholders' funds and the prior year figures have been restated accordingly. A deduction of £1.2 million has been made to opening reserves at 31 March 2003. At 31 March 2004, this has led to a £3.2 million reduction in the value of the investments in the company and group balance sheets, with a corresponding reduction in shareholders' funds. In addition, £3.2 million spent purchasing shares in the year to 31 March 2004 has been reclassified in the group cash flow statement from Capital expenditure and financial investment to Financing.

The group has taken the exemption under UITF17 and not applied this to Inland Revenue approved Save As You Earn schemes.

The group continues to adopt the transitional provisions of FRS 17, requiring certain additional disclosures which are set out in note 23.

b) Basis of consolidation

The financial statements include the results of Severn Trent Plc and its subsidiary, joint venture and associated undertakings.

The results of subsidiaries, joint ventures and associated undertakings are included from the date of acquisition or incorporation, and excluded from the date of disposal. The results of joint venture undertakings are accounted for on a gross equity basis where the company's holding is 50% and the company exercises joint control under a contractual arrangement. The results of associates are accounted for on an equity basis where the company's holding is 20% or more and the company exercises significant influence.

c) Turnover

Turnover represents the income receivable, excluding value added tax, trade discounts and intercompany sales, in the ordinary course of business for goods and services provided.

Revenue is not recognised until the service has been provided to the customer, or the goods which the sale relates to have either been despatched to the customer or, where they are held on the customer's behalf, title has passed to the customer.

In respect of long term contracts, revenue is recognised based on contract activity and stage of completion with reference to the total sales value of these contracts.

Income includes an estimation of the amount of mains water and wastewater charges unbilled at the year end. The accrual is estimated using a defined methodology based upon a measure of unbilled water consumed by tariff, which is calculated from historical billing information.

Revenue is recognised for software licence agreements for general release software at the time of client acceptance of the software. Where software modifications are integral to the overall contract, software licence revenue is recognised over the life of the modifications.

Software support and maintenance revenue is recognised over the period it relates to.

d) Tangible fixed assets and depreciation

Tangible fixed assets comprise:

i) Infrastructure assets

Infrastructure assets comprise a network of systems being mains and sewers, impounding and pumped raw water storage reservoirs, dams and sludge pipelines.

Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with the defined standards of service is treated as an addition and included at cost after deducting grants and contributions.

The depreciation charged for infrastructure assets is the estimated, anticipated level of annual expenditure required to maintain the operating capability of the network less the estimated, anticipated level of relevant annual grants and contributions, based on the company's independently certified asset management plan.

ii) Landfill sites

Landfill sites are included within Land and Buildings at cost less accumulated depreciation.

The cost of landfill sites includes the cost of acquiring, developing and engineering sites, but does not include interest. The cost of the asset is depreciated over the estimated life of the site on the basis of the usage of void space.

iii) Other assets

Other assets are included at cost less accumulated depreciation. Freehold land is not depreciated. Other assets are depreciated on a straight line basis over their estimated economic lives, which are principally as follows:

	Years
Buildings	30-60
Operational structures	40-80
Fixed plant	20-40
Vehicles, mobile plant, computers and software	2-15

Assets in the course of construction are not depreciated until commissioned.

e) Leased assets

Where assets are financed by leasing arrangements which transfer substantially all the risks and rewards of ownership of an asset to the lessee (finance leases), the assets are accounted for as if they had been purchased and the fair values of minimum lease payments are shown as an obligation to the lessor. Lease payments are treated as consisting of a capital element and a finance charge, the capital element reducing the obligation to the lessor and the finance charge being written off to the profit and loss account over the period of the lease in proportion to the capital amount outstanding. Depreciation is charged over the shorter of the estimated useful life and the lease period.

All other leases are accounted for as operating leases. Rental costs arising under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

f) Grants and contributions

Grants and contributions received in respect of non infrastructure assets are treated as deferred income and are recognised in the profit and loss account over the useful economic life of those assets.

In accordance with industry practice, grants and contributions relating to infrastructure assets have been deducted from the cost of fixed assets.

This is not in accordance with Schedule 4 to the Act, which requires assets to be shown at their purchase price or production cost and hence grants and contributions to be presented as deferred income. This departure from the requirements of the Act is, in the opinion of the Directors, necessary to give a true and fair view as, while a provision is made for depreciation of infrastructure assets, finite lives have not been determined for these assets, and therefore no basis exists on which to recognise grants and contributions as deferred income. The effect of this departure is that the cost of fixed assets is £398.5 million lower than it would otherwise have been (2004: £362.6 million).

Those grants and contributions relating to the maintenance of the operating capability of the infrastructure network are taken into account in determining the depreciation charged for infrastructure assets.

g) Impairment of goodwill and fixed assets

Impairments of goodwill and fixed assets are calculated as the difference between the carrying value of net assets of income generating units, including where appropriate investments and goodwill, and their recoverable amounts. Recoverable amount is defined as the higher of net realisable value or estimated value in use at the date the impairment review is undertaken. Net realisable value represents the net amount that can be generated through sale of assets. Value in use represents the present value of expected future cash flows discounted on a pre-tax basis, using the estimated cost of capital of the income generating unit.

Impairment reviews are carried out if there is some indication that an impairment may have occurred, or, where otherwise required, to ensure that goodwill and fixed assets are not carried above their estimated recoverable amounts.

Impairments are recognised in the profit and loss account and, where material, are disclosed as exceptional.

h) Investments

Investments held as fixed assets are stated at cost less amounts written off.

i) Stocks

Stocks are stated at cost less provisions necessary to account for any damage and obsolescence. Work in progress is valued at the lower of cost and net realisable value. Cost includes labour, materials, transport and an element of overheads.

Development land and properties are included at the lower of cost and net realisable value. Cost includes the cost of acquiring and developing the sites. The net realisable value of development land is based upon its value as a serviced site, after taking account of the cost of providing infrastructure services. Turnover and attributable profits on properties under development are determined by reference to valuation of work carried out to date.

j) Landfill restoration costs

Provision for the cost of restoring landfill sites is made over the operational life of each landfill site and charged to the profit and loss account on the basis of the usage of void space.

k) Environmental control and aftercare costs

Environmental control and aftercare costs are incurred over the operational life of each landfill site and may be incurred for a considerable period thereafter. Provision for all such costs is made over the operational life of the site and charged to the profit and loss account on the basis of the usage of void space. Material environmental control and aftercare costs are discounted by applying an appropriate discount rate.

l) Insurance

Provision is made for claims notified and for claims incurred but which have not yet been notified, based on advice from the group's external insurance advisers.

1 Accounting policies continued

m) Pension costs

Costs of defined benefit pension schemes are determined by an independent actuary so as to spread the cost of providing pension benefits over the estimated period of employees' average service lives with the group. Costs of defined contribution pension schemes are charged to the profit and loss account in the period in which they fall due.

n) Foreign currency

The trading results of overseas subsidiary and associated undertakings are translated into sterling using average rates of exchange ruling during the year.

The net equity interests in overseas subsidiary and associated undertakings are translated into sterling at the rates of exchange ruling at the year-end. Exchange differences thus arising are treated as movements in reserves together with exchange differences on loans between group companies. Exchange differences arising in respect of foreign exchange instruments taken out as hedges of overseas investments are also treated as movements in reserves.

All other foreign currency denominated assets and liabilities of the company and its United Kingdom subsidiary undertakings are translated into sterling at the rates of exchange ruling at the year-end. In those instances where forward cover has been arranged, the forward rate is used. Any exchange differences so arising are dealt with through the profit and loss account.

Foreign currency transactions arising during the year are translated into sterling at the rate of exchange ruling on the date of the transaction.

All profits and losses on exchange arising during the year are dealt with through the profit and loss account.

o) Research and development

Research and development expenditure is charged to the profit and loss account in the year in which it is incurred. Expenditure on tangible fixed assets relating to research and development projects is capitalised and written off over the expected useful life of those assets.

p) Deferred taxation

Deferred taxation is fully provided in respect of timing differences between the treatment of certain items for taxation and accounting purposes only to the extent that the group has an obligation to pay more tax in the future or a right to pay less tax in the future. Deferred tax assets are only recognised to the extent that taxable profits are expected to arise in the future. Material deferred taxation balances arising are discounted by applying an appropriate risk free discount rate. For the purposes of discounting, the period over which accelerated capital allowances in respect of infrastructure assets reverse is determined by the estimated annual cost of maintaining the operating capability of the network.

q) Goodwill

Goodwill represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired. Goodwill arising on all acquisitions prior to 1 April 1998 remains eliminated against reserves. Goodwill previously written off to reserves is taken to the profit and loss account upon the termination or sale of operations. Purchased goodwill arising on acquisitions after 31 March 1998 is treated as an intangible fixed asset in the balance sheet and stated at cost less accumulated amortisation. Capitalised goodwill is amortised on a straight line basis over its useful economic life. Useful economic lives are currently estimated at between 5 and 20 years, dependent upon the nature of the business and assets purchased.

r) Euro costs

Costs of preparing systems and other applications for the introduction of the Euro are written off to the profit and loss account as incurred, unless there is a significant enhancement to the system or application, in which case, the costs are capitalised and depreciated in line with the policy stated in d.

s) Derivatives and other financial instruments

Debt instruments

The financial costs of debt instruments are charged to the profit and loss account over the term of the debt at a constant rate on the carrying amount. Such costs include the cost of issue and any discount to face value arising on issue, or any premium arising on maturity. Differences arising from the movement in exchange rates during the year on translation into sterling of the foreign currency borrowings and similar instruments used to finance long-term equity investments, are taken directly to reserves and reported in the statement of total recognised gains and losses.

Derivative financial instruments

Financial instruments in particular interest rate swaps and to a lesser extent currency swaps, are used to manage the financial risks arising from the business activities of the group and the financing of those activities. There is no trading activity in financial instruments. A review of how the financial risks are managed is included in the financial review. Financial instruments are accounted for as follows:

- Interest rate swaps are used to hedge the group's exposure to movements in interest rates. The interest payable or receivable on such swaps is accrued in the same way as interest arising on deposits or borrowings. Interest rate swaps are not revalued to fair value prior to maturity;
- Currency swaps are used to hedge foreign currency investments. The future currency exchange within such contracts is revalued to the rate of exchange at the balance sheet date and any unrealised gain or loss is matched with that on the underlying asset or liability in reserves. The interest coupon on such swaps is accrued in the same way as that on borrowings and deposits.

The aggregate fair values at the balance sheet date of the hedging instruments described above are disclosed in note 17 to the accounts.

t) Long Term Incentive Plan

Shares in the company purchased for the Long Term Incentive Plan are held under trust and are initially recorded as a deduction from equity shareholders funds. The intrinsic value of the awards is charged to the profit and loss account over the period in which performance is measured.

u) Pre-contract costs

Pre-contract costs incurred are written off as an expense, until such time as award of the contract becomes virtually certain. These costs are amortised over the life of the contract.

2 Segmental analysis

a) Analysis of turnover and profit before interest by geographical origin and type of business

In previous years, Laboratories and Water purification and operating services were combined under the heading 'Services' and Systems was disclosed as a separate segment. The directors consider that the segmental disclosure adopted in the current year provides a more useful analysis of the group's operations.

	United Kingdom		Other – principally US and Europe		Group	
	2005	2004 (restated)	**2005**	2004 (restated)	**2005**	2004 (restated)
	£m	£m	**£m**	£m	**£m**	£m
Group turnover						
Water and sewerage	**1,015.1**	956.7	**–**	–	**1,015.1**	956.7
Waste management	**629.5**	573.9	**66.8**	59.2	**696.3**	633.1
Laboratories	**30.0**	28.2	**132.6**	141.9	**162.6**	170.1
Water purification and operating services	**32.6**	35.4	**175.5**	175.7	**208.1**	211.1
Other businesses	**76.1**	132.0	**10.7**	15.1	**86.8**	147.1
Inter segment trading	**(86.9)**	(102.1)	**(0.8)**	(0.9)	**(87.7)**	(103.0)
	1,696.4	1,624.1	**384.8**	391.0	**2,081.2**	2,015.1
Group profit before interest, goodwill amortisation and exceptional items						
Water and sewerage	**339.9**	337.9	**–**	–	**339.9**	337.9
Waste management	**80.1**	76.0	**3.3**	3.2	**83.4**	79.2
Laboratories	**4.7**	4.6	**10.3**	17.1	**15.0**	21.7
Water purification and operating services	**0.8**	–	**19.0**	17.0	**19.8**	17.0
Other businesses	**8.2**	6.6	**(3.4)**	(1.1)	**4.8**	5.5
Unrealised profit on inter-segment trading	**(0.9)**	(2.4)	**–**	–	**(0.9)**	(2.4)
Corporate overheads	**(23.4)**	(18.3)	**–**	–	**(23.4)**	(18.3)
	409.4	404.4	**29.2**	36.2	**438.6**	440.6
Goodwill amortisation	**(23.5)**	(23.2)	**(6.6)**	(6.6)	**(30.1)**	(29.8)
Group profit before interest and exceptional items						
Water and sewerage	**339.9**	336.6	**–**	–	**339.9**	336.6
Waste management	**57.3**	54.9	**3.2**	3.0	**60.5**	57.9
Laboratories	**4.0**	3.8	**6.9**	13.9	**10.9**	17.7
Water purification and operating services	**0.8**	–	**15.9**	13.8	**16.7**	13.8
Other businesses	**8.2**	6.6	**(3.4)**	(1.1)	**4.8**	5.5
Unrealised profit on inter-segment trading	**(0.9)**	(2.4)	**–**	–	**(0.9)**	(2.4)
Corporate overheads	**(23.4)**	(18.3)	**–**	–	**(23.4)**	(18.3)
	385.9	381.2	**22.6**	29.6	**408.5**	410.8
Exceptional items						
Exceptional restructuring costs – Water and sewerage	**(13.0)**	–	**–**	–	**(13.0)**	–
Exceptional profit on disposal of fixed assets – Water and sewerage	**7.6**	19.8	**–**	–	**7.6**	19.8
Exceptional integration costs – Waste management	**–**	(10.9)	**–**	–	**–**	(10.9)
Exceptional profit on disposal of associate – Water purification and operating services	**–**	–	**4.3**	–	**4.3**	–
Exceptional contract provision release – Other businesses	**–**	–	**–**	2.7	**–**	2.7
Exceptional loss on termination of operations – Other businesses	**(6.6)**	–	**(7.1)**	–	**(13.7)**	–
	(12.0)	8.9	**(2.8)**	2.7	**(14.8)**	11.6
Group profit before interest						
Water and sewerage	**334.5**	356.4	**–**	–	**334.5**	356.4
Waste management	**57.3**	44.0	**3.2**	3.0	**60.5**	47.0
Laboratories	**4.0**	3.8	**6.9**	13.9	**10.9**	17.7
Water purification and operating services	**0.8**	–	**20.2**	13.8	**21.0**	13.8
Other businesses	**1.6**	6.6	**(10.5)**	1.6	**(8.9)**	8.2
Unrealised profit on inter-segment trading	**(0.9)**	(2.4)	**–**	–	**(0.9)**	(2.4)
Corporate overheads	**(23.4)**	(18.3)	**–**	–	**(23.4)**	(18.3)
	373.9	390.1	**19.8**	32.3	**393.7**	422.4

Turnover by origin and destination do not differ materially.

Other businesses comprise Systems, Property, Engineering consultancy and Insurance.

2 *Segmental analysis continued*

b) Joint ventures and associates

	United Kingdom		Other – principally US and Europe		Group	
	2005	2004	**2005**	2004	**2005**	2004
	£m	£m	**£m**	£m	**£m**	£m
Share of joint ventures' turnover	**2.8**	3.2	**0.2**	0.2	**3.0**	3.4
Share of operating profit of joint ventures and associates:						
Joint ventures	**0.6**	1.2	**–**	–	**0.6**	1.2
Associates	**–**	–	**11.1**	10.7	**11.1**	10.7
	0.6	1.2	**11.1**	10.7	**11.7**	11.9

c) Acquisitions

The profit and loss account and segmental analysis include the following amounts in respect of businesses acquired during the year:

	Turnover			Operating profit		
	United Kingdom £m	Other – principally US and Europe £m	**Total £m**	United Kingdom £m	Other – principally US and Europe £m	**Total £m**
Waste management	1.2	–	**1.2**	0.2	**–**	**0.2**

d) Analysis of net operating assets by geographical location and type of business

	United Kingdom		Other – principally US and Europe		Group	
	2005	2004 (restated)	**2005**	2004 (restated)	**2005**	2004 (restated)
	£m	£m	**£m**	£m	**£m**	£m
Water and sewerage	**4,866.5**	4,726.1	**–**	–	**4,866.5**	4,726.1
Waste management	**270.2**	257.8	**18.2**	21.4	**288.4**	279.2
Laboratories	**8.3**	–	**57.6**	59.9	**65.9**	59.9
Water purification and operating services	**25.5**	15.5	**66.6**	64.6	**92.1**	80.1
Other businesses and Corporate	**48.8**	15.0	**(4.7)**	(2.0)	**44.1**	13.0
Net operating assets	**5,219.3**	5,014.4	**137.7**	143.9	**5,357.0**	5,158.3
Goodwill:						
Waste management					**370.2**	390.7
Laboratories					**64.0**	67.8
Water purification and operating services					**35.3**	39.1
Short term deposits, cash, borrowings, taxation and dividends payable					**(3,626.5)**	(3,439.8)
					2,200.0	2,216.1

3 Operating costs

	£m	2005 £m	£m	2004 £m
Own work capitalised		**(100.2)**		(107.7)
Raw materials and consumables		**154.8**		146.6
Wages and salaries	**449.6**		423.8	
Social security costs	**36.9**		36.0	
Pension costs (note 23)	**67.7**		30.2	
Total staff costs		**554.2**		490.0
Depreciation and other amounts written off tangible and intangible assets		**350.2**		329.7
Other operating charges		**738.4**		765.8
Total operating costs		**1,697.4**		1,624.4

Depreciation and other amounts written off tangible and intangible assets comprises:

	2005 £m	2004 £m
Depreciation – on owned assets	**242.1**	234.8
– on assets held under finance leases	**19.7**	8.5
– on infrastructure assets	**58.1**	56.6
Amortisation and impairment – goodwill	**30.1**	29.8
– other intangible assets	**0.2**	–
	350.2	329.7

Other operating charges comprises:

	2005 £m	2004 £m
Power	**41.6**	34.9
Rates	**58.5**	60.4
Service charges	**25.7**	24.8
Waste disposal costs	**109.3**	105.2
Other operating costs	**324.1**	360.3
Hired and contracted services	**122.4**	126.9
Environmental and landfill restoration costs	**9.6**	7.5
Operating lease rentals – land and buildings	**12.6**	12.4
– other	**10.9**	10.1
Hire of plant and machinery	**19.6**	19.4
Research and development expenditure	**3.7**	3.2
Foreign exchange losses	**0.4**	0.7
	738.4	765.8

A net exceptional charge of £14.8 million arose in 2004/2005. This comprises:

A £13.0 million charge relating to restructuring, an exceptional profit of £7.6 million on disposal of fixed assets and a net loss on disposal and closure of businesses of £9.4 million. This is further analysed below.

The exceptional charge of £13.0 million related to restructuring of Severn Trent Water. This is included in operating costs above (£10.4 million in wages and salaries and £2.6 million in pension costs).

The exceptional profit of £7.6 million from disposal of fixed assets consisted of a £6.1 million profit on the sale of land and buildings by Severn Trent Water and a £1.5 million profit on disposal of a fixed asset investment. In addition to this, a net loss on disposal and closure of businesses arose of £9.4 million (see note 4).

A net exceptional credit arose during 2003/2004 of £11.6 million. This comprised:

A £19.8 million profit from the disposal of fixed assets and a £2.7 million credit from the release of part of an exceptional charge made in 2001/2002, offset by a £10.9 million charge for Hales' integration costs.

The exceptional profit on disposal of fixed assets during 2003/2004 of £19.8 million relates to the disposal of land and property by Severn Trent Water.

Operating costs for 2003/2004 included a £10.9 million charge in respect of integration costs associated with the acquisition of Hales Waste (£4.8 million in wages and salaries and £6.1 million in other operating costs). This is offset by a £2.7 million release of part of the £25.0 million charge made in 2001/2002 in respect of certain Systems' CIS-Open Vision Contracts in the US (included in other operating costs).

3 Operating costs continued

During the year PricewaterhouseCoopers LLP earned the following fees:

	2005 £m	2004 £m
Audit related		
Group statutory	**0.9**	0.7
Regulatory	**0.1**	0.2
	1.0	0.9
Further assurance services – due diligence (capitalised as part of acquisition costs)	**–**	0.5
Taxation services		
Compliance	**0.1**	0.1
Advisory	**0.1**	0.1
	0.2	0.2
Other services	**2.0**	0.2
Total fees	**3.2**	1.8

Taxation services include compliance services such as tax return preparation and advisory services.

Other services primarily include an independent forensic investigation, advice regarding the adoption of International Financial Reporting Standards and training programmes.

Included in auditors' remuneration above is £105,000 (2004: £100,000) in respect of the audit of the company.

Details of Directors' remuneration are set out in the Report of the Remuneration Committee on pages 32 to 39, which form part of these financial statements.

4 Net loss on sale and termination of operations

	2005 £m	2004 £m
Profit on sale of operations	**4.3**	–
Loss on termination of operations	**(13.7)**	–
	(9.4)	–

The profit on sale of operations arose from the disposal of the group's interest in its associated undertaking, Indaqua Industria e Gestao de Aguas.

The loss on termination of operations arose from the decision to close one of the group's US Systems businesses and to cease trading with external customers for the group's UK IT Services business and its Engineering consultancy business. It includes costs of closure of £3.8 million and goodwill previously written off directly to reserves of £9.9 million.

5 Employee numbers

Average number of employees (including executive directors) during the year (full time equivalent):

	2005 Number	2004 (restated) Number
By type of business:		
Water and sewerage	**5,106**	4,998
Waste management	**5,353**	5,061
Laboratories	**2,756**	2,582
Water purification and operating services	**2,343**	2,253
Other businesses and Corporate	**816**	899
	16,374	15,793
By geographical location:		
United Kingdom	**11,569**	11,185
Other – principally US and Europe	**4,805**	4,608
	16,374	15,793

6 Net interest payable

	2005 £m	2004 £m
Interest receivable and similar income	**3.7**	3.5
Interest payable and similar charges:		
Bank loans and overdrafts	**(32.0)**	(34.3)
Other loans	**(113.4)**	(106.9)
Interest on discounted provisions	**(2.2)**	(2.1)
Finance leases	**(23.8)**	(19.6)
	(167.7)	(159.4)
Share of joint ventures	**(0.3)**	(0.2)
Share of associates	**(8.4)**	(8.4)
	(176.4)	(168.0)

7 Taxation

a) Analysis of charge in the year

	2005 £m	2004 £m
Current tax		
UK corporation tax – current year at 30%	**48.4**	39.0
– prior year	**(12.7)**	(8.3)
Double taxation relief	**(0.4)**	(0.6)
Total UK tax – group	**35.3**	30.1
Overseas tax – current year	**3.2**	1.9
– prior year	**1.2**	–
Total overseas tax	**4.4**	1.9
Total current tax – group	**39.7**	32.0
Share of tax charges of – joint ventures	**0.2**	0.4
– associates	**1.0**	0.9
Total current tax	**40.9**	33.3
Deferred tax		
Origination and reversal of timing differences – current year	**23.5**	36.3
– prior year	**14.2**	4.6
Increase in discount	**(0.8)**	(4.6)
Total deferred tax	**36.9**	36.3
Total tax charge	**77.8**	69.6

b) Factors affecting the current tax charge in the year

The current tax assessed for the year is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2005 £m	2004 £m
Profit on ordinary activities before tax	**217.3**	254.4
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK (30%)	**65.2**	76.3
Effects of:		
Permanent differences	**9.6**	0.7
Capital allowances for year in excess of depreciation	**(28.8)**	(34.3)
Utilisation of/movement in short-term timing differences	**6.3**	1.1
Utilisation of/movement in tax losses	**(1.0)**	(3.0)
Overseas tax rate differences	**1.1**	0.8
Adjustment in respect of prior years	**(11.5)**	(8.3)
Total current tax	**40.9**	33.3

Of the current year tax charge, £1.0 million relates to tax charges arising on exceptional items.

Of the prior year tax charge, £2.4 million relates to tax charges arising on exceptional items.

7 Taxation continued

b) Factors affecting the current tax charge in the year continued

The group's current tax charge, excluding tax arising from exceptional items, of £39.9 million (2004: £30.9 million) represents 17.2% (2004: 12.7%) of the group's profit after interest but before exceptional items.

c) Factors affecting future tax charge

The group's future current tax charge will be affected by the requirements of AMP4 which will impact both depreciation and capital allowances. HM Revenue and Customs' revised views concerning tax deductions for deferred revenue expenditure, as published in Tax Bulletin 53, will increase the effective rate of tax in 2005/2006 et seq. In addition the mix of profits from the different jurisdictions in which the group operates will have an impact on the effective rate of tax. No deferred tax asset has been recognised in the US sub-group although these should be available to reduce the current tax charge in future years. The estimated value of the deferred tax asset not recognised, measured at the UK standard rate of 30%, is £9.1 million (2004: £6.2 million). The group's future deferred tax charge will be impacted by changes to interest rates.

8 Dividends

	2005		2004	
	Pence per share	**£m**	Pence per share	£m
Interim dividend declared	**18.21**	**62.8**	17.77	61.1
Final dividend proposed	**30.30**	**104.6**	29.27	100.9
	48.51	**167.4**	47.04	162.0

9 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the Severn Trent Employee Share Ownership Trust, which are treated as cancelled as the trust waives the dividends due on the shares. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares. These represent share options granted to employees, where the exercise price is less than the average market price of the company's shares during the year. Supplementary adjusted earnings per share figures are presented. These exclude the effects of exceptional items and deferred tax in both 2005 and 2004. The Directors consider that the supplementary figures provide a useful additional indication of performance.

	2005			2004		
	Earnings £m	**Weighted average number of shares m**	**Per share amount pence**	Earnings £m	Weighted average number of shares m	Per share amount pence
Basic earnings per share	**138.8**	**344.7**	**40.3**	184.1	343.8	53.5
Effect of dilutive options	**–**	**2.5**	**(0.3)**	–	1.5	(0.2)
Diluted earnings per share	**138.8**	**347.2**	**40.0**	184.1	345.3	53.3
Supplementary earnings per share						
Basic earnings per share	**138.8**	**344.7**	**40.3**	184.1	343.8	53.5
Effect of:						
Exceptional profit on disposal of fixed assets	**(7.6)**	**–**	**(2.2)**	(19.8)	–	(5.8)
Exceptional restructuring costs	**13.0**	**–**	**3.8**	–	–	–
Exceptional integration costs	**–**	**–**	**–**	10.9	–	3.2
Exceptional net loss on sale and termination of operations	**9.4**	**–**	**2.7**	–	–	–
Exceptional contract provision release	**–**	**–**	**–**	(2.7)	–	(0.8)
Tax related to exceptional items	**1.0**	**–**	**0.3**	2.4	–	0.7
Deferred tax	**36.9**	**–**	**10.7**	36.3	–	10.6
Adjusted earnings per share before exceptional items and deferred tax	**191.5**	**344.7**	**55.6**	211.2	343.8	61.4
Diluted earnings per share	**138.8**	**347.2**	**40.0**	184.1	345.3	53.3
Effect of:						
Exceptional profit on disposal of fixed assets	**(7.6)**	**–**	**(2.2)**	(19.8)	–	(5.7)
Exceptional restructuring costs	**13.0**	**–**	**3.8**	–	–	–
Exceptional integration costs	**–**	**–**	**–**	10.9	–	3.2
Exceptional net loss on sale and termination of operations	**9.4**	**–**	**2.7**	–	–	–
Exceptional contract provision release	**–**	**–**	**–**	(2.7)	–	(0.8)
Tax related to exceptional items	**1.0**	**–**	**0.3**	2.4	–	0.7
Deferred tax	**36.9**	**–**	**10.6**	36.3	–	10.5
Diluted earnings per share before exceptional items and deferred tax	**191.5**	**347.2**	**55.2**	211.2	345.3	61.2

10 Intangible assets

Goodwill

	Group 2005 £m
Cost	
At 1 April 2004	634.3
Arising on acquisitions in the year (note 21a)	1.2
Arising on prior year acquisitions (note 21b)	2.9
Exchange adjustments	(3.8)
At 31 March 2005	**634.6**
Amortisation	
At 1 April 2004	136.7
Charge for year	30.1
Exchange adjustments	(1.7)
At 31 March 2005	**165.1**
Net book value	
At 31 March 2005	**469.5**
At 31 March 2004	497.6

	Group 2005 £m
Other intangible assets	
Cost	
At 1 April 2004	–
Additions	14.4
At 31 March 2005	**14.4**
Amortisation	
At 1 April 2004	–
Charge for year	0.2
At 31 March 2005	**0.2**
Net book value	
At 31 March 2005	**14.2**
At 31 March 2004	–

11 Tangible assets

	Group				Company		
	Land and buildings £m	Infrastructure assets £m	Plant and equipment £m	Total £m	Land and buildings £m	Plant and equipment £m	Total £m
Cost							
At 1 April 2004	2,138.4	3,204.5	2,847.7	8,190.6	7.3	5.5	12.8
Acquisition of businesses in current year (note 21a)	–	–	0.7	0.7	–	–	–
Acquisition of businesses in prior years (note 21b)	(0.8)	–	–	(0.8)	–	–	–
Additions	118.3	173.3	239.4	531.0	–	0.1	0.1
Grants and contributions	–	(35.9)	–	(35.9)	–	–	–
Disposals	(9.7)	(0.6)	(133.4)	(143.7)	–	–	–
Reclassifications and transfers	(4.1)	–	2.5	(1.6)	(0.6)	0.6	–
Exchange adjustments	(0.3)	–	(0.4)	(0.7)	–	–	–
At 31 March 2005	**2,241.8**	**3,341.3**	**2,956.5**	**8,539.6**	**6.7**	**6.2**	**12.9**
Depreciation							
At 1 April 2004	672.5	939.3	1,300.8	2,912.6	0.5	5.2	5.7
Charge for year	62.6	58.1	199.2	319.9	–	0.9	0.9
Disposals	(7.0)	(0.6)	(126.6)	(134.2)	–	–	–
Reclassifications and transfers	2.3	–	(1.6)	0.7	1.6	(1.6)	–
Exchange adjustments	0.1	–	(0.1)	–	–	–	–
At 31 March 2005	**730.5**	**996.8**	**1,371.7**	**3,099.0**	**2.1**	**4.5**	**6.6**
Net book value							
At 31 March 2005	**1,511.3**	**2,344.5**	**1,584.8**	**5,440.6**	**4.6**	**1.7**	**6.3**
At 31 March 2004	1,465.9	2,265.2	1,546.9	5,278.0	6.8	0.3	7.1

11 Tangible assets *continued*

i) Included in tangible fixed assets are assets held under finance leases as follows:

	2005 £m	2004 £m
Cost	**379.8**	397.9
Accumulated depreciation	**(133.0)**	(115.4)
Net book value	**246.8**	282.5

ii) Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view as set out in note 1f.

iii) The net book value of land and buildings is analysed as follows:

	2005 £m	2004 £m
Freehold	**1,437.1**	1,391.4
Long leasehold	**41.0**	42.2
Short leasehold	**33.2**	32.3
	1,511.3	1,465.9

iv) The net book value of land and buildings includes £117.0 million (2004: £127.1 million) in respect of landfill sites.

v) Included in the above are the following tangible fixed assets not subject to depreciation:

	2005 £m	2004 £m
Land	**36.3**	46.7
Assets in the course of construction	**248.8**	234.9
	285.1	281.6

12 Investments

	Group			
	2005			2004 (restated)
	£m	£m	£m	£m
Investments in joint ventures:				
Share of gross assets	**5.8**		7.2	
Share of gross liabilities	***(7.0)***		*(6.5)*	
Loans	**10.7**		8.9	
		9.5		9.6
Investments in associates:				
Share of net assets	**16.3**		14.5	
Loans	**-**		3.2	
		16.3		17.7
Other investments		**0.7**		1.0
		26.5		28.3

	Interests in joint ventures £m	Interests in associates £m	Other investments £m	Own shares £m	Total £m
Group					
At 1 April 2004 as previously reported	9.6	17.7	1.0	3.2	31.5
Prior year adjustment (note 1)	–	–	–	(3.2)	(3.2)
At 1 April 2004 restated	9.6	17.7	1.0	–	28.3
Loans advanced	2.1	–	–	–	2.1
Additions	–	–	0.2	–	0.2
Disposals	–	1.0	(0.5)	–	0.5
Loans repaid	(0.3)	(3.2)	–	–	(3.5)
Share of profits	0.1	1.7	–	–	1.8
Dividends receivable	(2.0)	(1.5)	–	–	(3.5)
Other movements	–	0.6	–	–	0.6
At 31 March 2005	**9.5**	**16.3**	**0.7**	**-**	**26.5**

Interests in joint ventures and associates at 31 March 2005 comprised the group's share of net assets less provisions, of £15.1 million (2004: £15.2 million) and loans of £10.7 million (2004: £12.1 million). The group's share of the post acquisition accumulated profits of joint ventures at 31 March 2005 was £0.8 million (2004: £2.7 million). The group's share of the post acquisition accumulated profits of associates at 31 March 2005 was £3.3 million (2004: £3.1 million). Particulars of the group's principal joint venture and associated undertakings at 31 March 2005 are:

			Issued share capital		
	Nature of business	Percentage of share capital held	A ordinary shares of £1	B ordinary shares of £1	Other classes of shares
Biogeneration Limited	Power Generation	50%	500*	500	–
GMI Rovinian Limited	Property Development	50%	25,000	25,000*	–
Capital Controls India Private Limited	Chlorination Equipment	50%	–	–	375,000 equity shares at Rs10/share*
Cognica Limited	Asset Management	50%	100,000*	100,000	–
East Leeds Development Company Limited	Property Development	50%	500*	500	–
East Leeds (Holdings) Limited	Property Development	50%	500*	500	–
ELDC (Triangle) Limited	Property Development	38%	240	760#	–
Aquafin NV	Sewerage Undertaking	20%	–	–	160,000 shares at €124/share*

*Held by the group
#Held by East Leeds (Holdings) Limited

The country of incorporation and main operation is Great Britain with the exceptions of Capital Controls India (India) and Aquafin (Belgium).

The group financial statements incorporate a trading period for Aquafin of 12 months to its accounting reference date of 31 December 2004.

Details of the principal operating subsidiaries by type of business are set out in note 25. A complete list of subsidiary undertakings is available on request to the company and will be filed with the next Annual Return.

	Subsidiary undertakings			
	Shares £m	Loans £m	Own shares £m	Total £m
Company				
At 1 April 2004 as previously reported	991.3	2,599.5	3.2	3,594.0
Prior year adjustment (note 1)	–	–	(3.2)	(3.2)
At 1 April 2004 restated	991.3	2,599.5	–	3,590.8
Additions/loans advanced	36.5	63.7	–	100.2
Loans repaid	–	(70.5)	–	(70.5)
Disposals/provisions	(8.2)	–	–	(8.2)
At 31 March 2005	**1,019.6**	**2,592.7**	**–**	**3,612.3**

13 Stocks

	Group	
	2005 £m	2004 £m
Raw materials and consumables	**18.9**	18.6
Work in progress	**9.1**	9.2
Finished goods	**5.2**	4.0
Development land and properties	**32.8**	48.6
	66.0	80.4

The replacement value of stocks and work in progress is not materially different from their book value.

14 Debtors

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Trade debtors	**276.1**	277.6	**–**	–
Amounts owed by group undertakings	**–**	–	**79.8**	50.9
Amounts owed by associated undertakings	**0.3**	0.3	**–**	–
Corporation tax recoverable	**0.5**	0.3	**–**	–
Deferred tax	**–**	–	**0.2**	–
Other debtors	**32.5**	37.9	**3.5**	0.7
Prepayments and accrued income	**190.0**	136.7	**0.8**	1.3
	499.4	452.8	**84.3**	52.9

Within group debtors of £499.4 million is £6.6 million of prepayments and accrued income, £0.6 million of other debtors and £0.1 million of amounts owed by associated undertakings that falls due after one year.

Included within group debtors in 2004 of £452.8 million is £7.1 million of prepayments and accrued income, £0.7 million of other debtors and £0.1 million of amounts owed by associated undertakings that falls due after one year.

15 Creditors: amounts falling due within one year

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Bank overdrafts	**26.4**	32.1	**26.0**	32.1
Bank loans	**80.7**	64.0	**–**	–
Other loans	**355.9**	378.4	**340.9**	354.4
Obligations under finance leases	**23.5**	12.4	**–**	–
Borrowings (note 17)	**486.5**	486.9	**366.9**	386.5
Trade creditors	**60.8**	71.2	**0.6**	0.3
Amounts owed to group undertakings	**–**	–	**72.0**	59.0
Other creditors	**35.3**	31.5	**7.8**	14.9
Taxation and social security	**27.6**	32.7	**0.2**	0.3
Corporation tax payable	**69.6**	65.8	**41.6**	25.9
Dividends payable	**167.6**	162.2	**167.6**	162.2
Accruals and deferred income	**378.1**	373.4	**9.6**	4.0
	1,225.5	1,223.7	**666.3**	653.1

16 Creditors: amounts falling due after more than one year

	Group		Company	
	2005	2004	**2005**	2004
	£m	£m	**£m**	£m
Bank loans	**367.8**	428.2	**–**	–
Other loans	**1,649.4**	1,460.5	**316.9**	290.3
Obligations under finance leases	**477.1**	488.8	**–**	–
Borrowings (note 17)	**2,494.3**	2,377.5	**316.9**	290.3
Deferred income	**45.1**	45.7	**–**	–
Other creditors	**17.9**	17.4	**12.2**	10.4
	2,557.3	2,440.6	**329.1**	300.7

17 Financial instruments

The group's policies in respect of foreign currency and interest rate risk management and the related use of financial instruments, which form part of these financial statements, are set out in the Treasury management section of the financial review on page 23. Short-term debtors and creditors have been excluded from disclosures other than the currency risk disclosures.

a) Financial liabilities analysed by currency and interest rate after taking account of various currency and interest rate swaps entered into by the group

At 31 March 2005

Currency	2005 Total £m	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed borrowings: Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Years
Sterling	**2,902.5**	3.7	1,000.7	1,898.1	6.0	17.4
Euro	**26.4**	–	26.4	–		
US dollar	**55.6**	–	55.6	–		
Total financial liabilities at 31 March 2005	**2,984.5**	3.7	1,082.7	1,898.1		

At 31 March 2004

Currency	2004 Total £m	Non-interest bearing liabilities £m	Floating interest rate £m	Fixed borrowings: Fixed interest rate £m	Fixed borrowings: Weighted average interest rate %	Fixed borrowings: Weighted average period for which interest is fixed Year 1
Sterling	2,782.0	6.8	861.0	1,914.2	6.1	17.9
Euro	32.1	–	32.1	–		
US dollar	57.1	–	57.1	–		
Total financial liabilities at 31 March 2004	2,871.2	6.8	950.2	1,914.2		

Non interest bearing liabilities relate to onerous contracts (see note 18). The weighted average period to maturity is 2.0 years (2.4 years).

In addition to the fixed debt above, the group entered into a number of forward start accruing interest rate swaps. These have an initial notional value of £17.0 million and commence accreting notional value between March 2005 and December 2032. The maximum notional value of these swaps is £135.0 million. These swaps are float to fixed and bear fixed interest at between 5.26% and 5.52%.

Following the year end the group has entered into £227.0 million of forward start interest rate swaps (floating to fixed) that commence between May 2005 and September 2009. These swaps all terminate in May 2010. These interest rate swaps bear interest between 4.82% and 4.84%.

Floating rate borrowings bear interest based on LIBOR, whilst euro denominated borrowings bear interest based on EURIBOR and dollar borrowings bear interest based on dollar LIBOR.

b) Investments in interest earning assets analysed by currency after taking account of various currency swaps entered into by the group

Currency	2005 £m	2004 £m
Sterling deposits	**40.4**	68.3
Euro deposits	–	0.3
US dollar deposits	–	2.2
	40.4	70.8

Investments in interest earning assets comprise short-term deposits placed on money markets and certificates of deposit with a maturity date not exceeding one year.

Financial assets comprise £50.4 million of cash and £40.4 million of cash held on short term deposit. Sterling assets receive interest based on LIBID.

Of the total £40.4 million interest earning assets, there is £37.0 million of cash held on short term deposit as security for external insurance, as part of Derwent's reinsurance obligations. In addition, Severn Trent Water and Biffa have a total of £3.4 million on short term deposit (£2.3 million for Severn Trent Water and £1.1 million for Biffa) as security for self insurance obligations.

17 Financial instruments continued

c) Monetary assets and liabilities by currency, excluding the functional currency

At 31 March 2005

	Net foreign currency monetary assets				
	Sterling £m	US dollar £m	Euro £m	Other £m	**Total £m**
Functional currency of operation					
Sterling	–	1.6	0.7	0.2	**2.5**

At 31 March 2004

	Net foreign currency monetary assets/(liabilities)				
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of operation					
Sterling	–	1.4	(31.8)	0.1	(30.3)

Net currency gains/(losses) arising from monetary assets/(liabilities) not in the functional currency of an operation are recognised in its profit and loss account. Those arising from the translation of US dollar and euro functional currency financial statements into sterling are recognised in the Statement of total recognised gains and losses.

d) Financial liabilities analysed by maturity date

	Loans						
	Overdrafts £m	**Repayable by instalments any of which are payable after five years £m**	**Other repayment terms £m**	**Finance leases £m**	**Other financial liabilities £m**	**2005 Total £m**	2004 Total £m
Group							
Financial liabilities due within one year	**26.4**	**–**	**436.6**	**23.5**	**0.8**	**487.3**	487.7
Borrowings due after one year:							
Between one and two years	**–**	**–**	**126.6**	**12.4**	**1.0**	**140.0**	152.8
Between two and five years	**–**	**–**	**579.7**	**58.6**	**1.9**	**640.2**	527.7
After more than five years	**–**	**15.3**	**1,295.6**	**406.1**	**–**	**1,717.0**	1,703.0
Total financial liabilities due after one year	**–**	**15.3**	**2,001.9**	**477.1**	**2.9**	**2,497.2**	2,383.5
	26.4	**15.3**	**2,438.5**	**500.6**	**3.7**	**2,984.5**	2,871.2

Loans repayable partly or wholly after five years comprise:

	Rate of interest %	**2005 £m**	2004 £m
European Investment Bank loans – 2013	3.1	**127.7**	223.9
Sterling bond (STWUF)* – 2024	6.1	**298.4**	298.3
Sterling bond (STWUF)* – 2029	6.3	**413.6**	413.1
Euro Medium Term Notes	4.2-5.6	**455.9**	354.1
Other loans	5.2	**15.3**	–
		1,310.9	1,289.4

*Severn Trent Water Utilities Finance Plc

Company

The company has loans and overdrafts totalling £637.1 million (2004: £653.1 million) which are repayable within five years, and £46.7 million (2004: £23.7 million) repayable after more than five years.

e) Borrowing facilities

The group has the following undrawn committed borrowing facilities available at 31 March 2005

	2005 £m	2004 £m
Expiring within one year	–	160.0
Expiring in more than one, but not more than two years	200.0	600.0
Expiring in more than two, but not more than five years	500.0	–
	700.0	760.0

In addition, the group also has overdraft facilities of £87.0 million (2004: £80.0 million), of which £56.8 million (2004: £47.9 million) remains undrawn at the year end.

f) Fair values of financial instruments

Financial instruments by category:
Asset/(liability)

	2005		2004	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the group's operations				
Short-term deposits	40.4	40.4	70.8	70.8
Cash at bank and in hand	50.4	50.4	29.2	29.2
Borrowings falling due within one year	(480.1)	(481.3)	(477.2)	(477.8)
Borrowings falling due after more than one year	(2,467.9)	(2,616.5)	(2,356.4)	(2,461.0)
Provisions for onerous contracts	(3.7)	(3.7)	(6.8)	(6.8)
Derivative financial instruments held to manage the currency and interest rate profile				
Interest rate swaps and similar instruments	–	(63.7)	–	(65.0)
Currency instrument – cross currency swaps	(32.5)	(37.4)	(30.8)	(30.8)
Currency instrument – investment hedge	(0.3)	(0.2)	15.3	15.3
Total net financial liabilities	(2,893.7)	(3,112.0)	(2,755.9)	(2,926.1)
Other long-term assets (restated)				
Other fixed asset investments	0.7	0.7	1.0	1.0

Where available, market rates have been used to determine fair values. When market prices are not available, fair values have been calculated by discounting cash flows at prevailing interest rates.

g) Unrecognised gains and losses on hedges at 31 March 2005

	Gains £m	Losses £m	Total net gains/ (losses) £m
Unrecognised gains and losses on hedges at 1 April 2004	6.1	(71.1)	(65.0)
Arising in previous years that were recognised in the year	2.1	(5.2)	(3.1)
Arising before 1 April 2004 that were not recognised in the financial year	8.2	(76.3)	(68.1)
Unrecognised gains and losses arising during the financial year	(6.4)	6.0	(0.4)
Unrecognised gains and losses on hedges at 31 March 2005	1.8	(70.3)	(68.5)
Expected to be recognised			
In one year or less	–	(0.4)	(0.4)
In later years	1.8	(69.9)	(68.1)

The instruments used for hedging group exposures to movements in interest rates and exchanges rates are explained in the financial review on page 23. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures.

18 Provisions for liabilities and charges

a) Group provisions comprise the following:

	2005 £m	2004 £m
Deferred tax	**499.8**	462.9
Other provisions	**124.4**	109.1
	624.2	572.0

Deferred tax

The group's full deferred tax liability, calculated at a tax rate of 30% (2004: 30%), is:

	2005 £m	2004 £m
Capital allowances	**921.2**	878.3
Tax losses/other timing differences	**(24.8)**	(19.6)
Undiscounted provision for deferred tax	**896.4**	858.7
Discount	**(396.6)**	(395.8)
Discounted provision for deferred tax	**499.8**	462.9
Provision at start of year	**462.9**	425.8
Deferred tax charge for year	**36.9**	36.3
Exchange translation differences	**–**	0.8
Provision at end of year	**499.8**	462.9

Other provisions

Other provisions comprise:

	Balance at 31 March 2004 £m	Prior year fair value adjustments £m	Profit and loss account £m	Exchange adjustments £m	Utilised £m	Transferred between categories £m	**Balance at 31 March 2005 £m**
Environmental and landfill restoration	77.1	0.5	11.8	0.3	(9.6)	(2.7)	**77.4**
Restructuring	2.1	–	16.4	–	(3.4)	–	**15.1**
Insurance	22.3	–	12.5	–	(8.6)	1.3	**27.5**
Onerous/loss making contracts	6.8	(0.1)	0.4	–	(3.4)	–	**3.7**
Other	0.8	–	0.4	–	(0.5)	–	**0.7**
	109.1	0.4	41.5	0.3	(25.5)	(1.4)	**124.4**

As more fully explained in notes 1j and 1k, environmental and landfill restoration provisions reflect costs to be incurred over the operational life of individual landfill sites and in the case of aftercare costs, up to 30 years thereafter. Discounting is applied to landfill aftercare costs. Included in the £41.5 million charge against profit in the current year is £2.2 million interest resulting from the use of discounting.

The restructuring provision reflects costs to be incurred in respect of committed programmes. All of the associated outflows are expected to occur within two years of the balance sheet date.

Derwent Insurance Limited, a captive insurance company, is a wholly owned subsidiary of the group. Provisions for claims are made as set out in note 1l. The associated outflows are estimated to arise over a period of up to five years from the balance sheet date.

The onerous/loss making contract provision relates to specific contractual liabilities either assumed with businesses acquired or arising in existing group businesses, where estimated future costs are not expected to be recovered in revenues. The associated outflows are estimated to crystallise over the relevant contract periods of up to five years from the balance sheet date.

b) Company provisions are as follows:

	2005 £m	2004 £m
Deferred tax	**–**	0.6

19 Called up share capital

	2005 £m	2004 £m
Total authorised share capital:		
520,175,751 ordinary shares of 65 $\frac{5}{9}$p	**339.5**	339.5
Total issued and fully paid share capital:		
346,002,393 (2004: 345,115,866) ordinary shares of 65 $\frac{5}{9}$p	**225.8**	225.2

a) Shares issued during the year

593,656 ordinary shares of 65 $\frac{5}{9}$p were issued at 473p, 528p, 536p, 548p, 568p, 592p, 799p or 831p under the group's Employee Sharesave Scheme and 292,871 ordinary shares of 65 $\frac{5}{9}$p were issued at 680.5p, 688p, 720p or 738p under the group's Share Option Scheme (formerly Executive Share Option Scheme). The aggregate consideration in respect of these allotments was £5.5 million.

b) Employee share schemes

i) The Severn Trent Share Schemes (Profit Sharing Scheme)

These shares were held in trust on behalf of employees who were beneficially entitled to them. However, all of these shares have now been released from trust and the issued and paid up share capital of the company no longer includes any ordinary shares of 65 $\frac{5}{9}$p issued under the Profit Sharing Scheme (2004: 177,294 ordinary shares of 65 $\frac{5}{9}$p).

ii) The Severn Trent Share Schemes (Share Incentive Plan)

The issued and paid up share capital of the company includes 493,115 ordinary shares of 65 $\frac{5}{9}$p (2004: 358,044) issued under the Share Incentive Plan. These shares are held in trust on behalf of employees who are beneficially entitled to the shares.

iii) Employee Sharesave Scheme

Under the terms of the Sharesave Scheme, the Board may grant those employees who have entered into an Inland Revenue approved Save As You Earn contract for a period of three, five or seven years, the right to subscribe for ordinary shares in the company. Options outstanding at 31 March 2005 were as follows:

			Number of shares	
Date of grant	Normal date of exercise	Option price	**2005**	2004
January 1997	2004	528p	–	130,429
January 1998	2003 or 2005	799p	**43,755**	48,004
January 1999	2004 or 2006	831p	**29,169**	130,371
January 2000	2003, 2005 or 2007	473p	**1,428,973**	1,470,399
January 2001	2004, 2006 or 2008	568p	**481,508**	940,485
January 2002	2005, 2007 or 2009	548p	**926,533**	995,143
January 2003	2006, 2008 or 2010	536p	**1,402,330**	1,509,927
January 2004	2007, 2009 or 2011	592p	**1,174,622**	1,268,299
January 2005	2008, 2010 or 2012	759p	**1,191,383**	–

iv) Approved Share Option Scheme

Under the terms of the Share Option Scheme (formerly Executive Share Option Scheme), the Board has granted Directors and other executives options to subscribe for ordinary shares in the company. Options outstanding under this scheme at 31 March 2005 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise	Option price	**2005**	2004
June 1998	26	2001-2008	1005p	**49,052**	58,633
June 1999	34	2002-2009	934p	**53,720**	57,009
June 2000	29	2003-2010	688p	**58,725**	67,011
July 2001	12	2004-2011	738p	**27,555**	106,796
June 2002	55	2005-2012	720p	**119,431**	125,965
July 2003	49	2006-2013	680.5p	**116,099**	134,219

v) Unapproved Share Option Scheme

The Board has granted executives options to subscribe for ordinary shares in the company under an unapproved share option scheme. Options outstanding under this scheme at 31 March 2005 were as follows:

				Number of shares	
Date of grant	Number	Normal date of exercise	Option price	**2005**	2004
June 1998	16	2001-2008	1005p	**34,655**	36,689
June 1999	35	2002-2009	934p	**76,255**	90,266
June 2000	54	2003-2010	688p	**200,125**	236,238
July 2001	36	2004-2011	738p	**158,077**	300,822
June 2002	80	2005-2012	720p	**313,803**	338,873
July 2003	76	2006-2013	680.5p	**281,405**	306,532

20 Reserves

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Group			
At 1 April 2004 as previously reported	33.5	156.1	1,802.1
Prior year adjustment (note 1)	–	–	(3.2)
At 1 April 2004 restated	33.5	156.1	1,798.9
Retained loss for the year	–	–	(28.6)
Shares issued	4.9	–	–
Own shares purchased	–	–	(4.1)
Credit arising from own shares charge	–	–	4.3
Exchange movement on translation of overseas results and net assets	–	–	(4.0)
Goodwill previously written off to reserves taken to the profit and loss account on termination of operations (see note 4)	–	–	10.7
Translation differences on foreign currency hedging	–	–	0.8
Tax on translation differences on foreign currency hedging	–	–	(0.2)
At 31 March 2005	**38.4**	**156.1**	**1,777.8**

Purchase of own shares represents ordinary shares of 65 $\frac{5}{19}$p each purchased by the trust for certain senior employees under the Long Term Incentive Plan ('LTIP'). The main features of the LTIP are set out in the Remuneration Report on pages 33, 34, 35 and 39. At 31 March 2005, the trust held 1,369,984 shares (2004: 1,335,947 shares).

The market value of these shares was £12.5 million (2004: £10.2 million). The intrinsic value of these shares is charged to the profit and loss account over the three year period for which the performance criteria are measured.

The fair values of each share granted under the LTIP outstanding at 31 March 2005 are as follows:

2002/2003 scheme – £3.365
2003/2004 scheme – £3.645
2004/2005 scheme – £4.835

	Share premium account £m	Capital redemption reserve £m	Profit and loss account £m
Company			
At 1 April 2004 as previously reported	33.5	156.1	2,484.2
Prior year adjustment (note 1)	–	–	(3.2)
At 1 April 2004 restated	33.5	156.1	2,481.0
Retained loss for the year	–	–	(21.7)
Shares issued	4.9	–	–
Own shares purchased	–	–	(4.1)
Credit arising from own shares charge	–	–	4.3
At 31 March 2005	**38.4**	**156.1**	**2,459.5**

The profit attributable to shareholders, dealt with in the accounts of the company was £145.7 million (2004: £123.7 million). In previous years £1,221.2 million of the company's retained profit arose as a result of group restructuring exercises, and is not considered likely to be distributable. As permitted by Section 230 of the Companies Act 1985, no profit or loss account is presented for the company.

At 31 March 2005 cumulative goodwill written off directly against group reserves amounted to £277.0 million (2004: £287.7 million).

21 Acquisitions and disposals

a) Acquisitions in 2004/2005

During the year, the group acquired interests in the following businesses (all asset and trade acquisitions):

Name of business	Date of acquisition
Waste management	
Gateshead	26 April 2004
Southwood Skip Hire	31 August 2004
Laboratories	
WRC-NFS Limited	2 March 2005

All acquisitions were accounted for using the acquisition method.

None of the businesses acquired during the year had pre-acquisition trading results which were individually significant in the context of the group.

From the date of acquisition to 31 March 2005, the acquisitions contributed £1.2 million to turnover and have a profit before interest and tax of £0.2 million.

The book value and provisional fair value of net assets acquired were as follows:

	Book value and provisional fair value £ m
Tangible fixed assets	0.7
Consideration – paid	1.4
– accrued	0.5
Total consideration	1.9
Goodwill	1.2

Goodwill arising on these acquisitons is being amortised over periods between 5 and 20 years.

b) Acquisitions in prior years

The provisional fair value of Hales' net assets acquired in the prior year has been reduced by £1.2 million from £25.4 million to £24.2 million and the costs of acquisition have increased by £0.4 million, causing goodwill to increase by £1.6 million.

	Provisional fair value 2004 £m	Prior year fair value adjustments £m	Final fair value to the group 2005 £m
Tangible fixed assets	40.9	(0.8)	40.1
Stocks	0.7	–	0.7
Debtors due within one year	0.5	–	0.5
Cash at bank and in hand	0.2	–	0.2
Creditors due within one year	(1.2)	–	(1.2)
Provisions	(15.7)	(0.4)	(16.1)
	25.4	(1.2)	24.2
Consideration – paid	145.7	0.4	146.1
Goodwill	120.3	1.6	121.9

The adjustment to fixed assets reflects write downs following the completion of the valuation review.

The adjustment to provisions reflects completion of the detailed assessments of environmental and landfill restoration costs associated with the landfill sites acquired.

A further £1.3 million of goodwill on other prior year acquisitions has resulted from additional consideration which had not been accrued.

21 Acquisitions and disposals continued

c) Disposals in 2004/2005

In December 2004, the group sold its interest in Indaqua Industria e Gestao de Aguas (an associated undertaking and part of the Water purification and operating services segment) for €9.2 million (£6.5 million) realising a gain of £4.3 million on disposal

	£m
Interest in net liabilities	(1.0)
Loan repaid	3.2
Profit on disposal	4.3
Proceeds on disposal	6.5

Indaqua contributed £0.4 million to operating profit.

22 Commitments and contingent liabilities

	2005 £m	2004 £m
a) Investment expenditure commitments		
Contracted for but not provided in the financial statements	**174.2**	212.0

In addition to these commitments, Severn Trent Water Limited has longer term expenditure plans which include investments to achieve improvements in performance mandated by the Director General of Water Services and to provide for growth in demand for water and sewerage services.

b) Operating lease commitments

The group is committed to making the following payments during the next year in respect of operating leases which expire as follows:

	2005		2004	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Within one year	**4.0**	**3.9**	3.7	1.2
Between one and five years	**11.7**	**5.8**	8.8	5.3
After five years	**7.3**	**1.1**	3.8	–
	23.0	**10.8**	16.3	6.5

c) Bonds and guarantees

Group undertakings have entered into bonds in the normal course of business. The company has entered into guarantees in the normal course of business. No liability is expected to arise in respect of either bonds or guarantees.

d) Bank offset arrangements

The banking arrangements of the company operate on a pooled basis with certain of its subsidiary undertakings. Under these arrangements participating companies guarantee each other's overdrawn balances to the extent of their credit balances. Credit balances can be offset against overdrawn balances of participating companies.

23 Pensions and retirement benefits

The group continues to account for pension arrangements in accordance with SSAP 24 'Accounting for Pension Costs'. Disclosures required under SSAP 24 are set out in note 23a) below. SSAP 24 uses the results of the last formal actuarial valuation to determine the group's pension charge. Thus the group's pension charge in 2004/2005 is based on formal actuarial valuations as at the dates set out below.

In November 2000, the Accounting Standards Board issued FRS 17 'Retirement Benefits', which will replace SSAP 24. Full adoption of FRS 17 is not required in the case of the Severn Trent group, until, at the earliest, the year ending 31 March 2006 by which time the group will have adopted International Financial Reporting Standards. In the interim, certain additional disclosures are required under the transitional provisions of FRS 17, details of which are provided in note 23b) opposite.

a) SSAP 24 'Accounting for pension costs' – disclosures

The group operates a number of defined benefit pension schemes in the UK, covering the majority of UK employees. The defined benefit schemes are funded to cover future salary and pension increases and their assets are held in separate funds administered by the trustees.

As from April 2004, the Severn Trent Pension Scheme was amended with new defined benefit and contribution sections introduced.

The UK defined benefit schemes and the dates of their last formal actuarial valuation are as follows:

UK defined benefit scheme	Date of last formal actuarial valuation
Severn Trent Pension Scheme (STPS)*	31 March 2004
Severn Trent Senior Staff Pension Scheme	31 March 2004
UK Waste Pension Scheme	6 April 2003
Severn Trent Mirror Image Pension Scheme	31 March 2003

*The STPS is by far the largest of the group's UK defined benefit schemes.

Benefits are also provided by the group on an unfunded, unapproved basis to a number of senior staff recruited since June 1989, whose benefits would otherwise be restricted by the Finance Act 1989 earnings cap. Provision is made for such benefits by an annual charge against the group's earnings totalling in the current year £2.6 million (2004: £1.8 million).

The group also operates defined contribution arrangements for certain of its UK and overseas employees. In September 2001, the Severn Trent Group Pension Scheme (an occupational defined contribution scheme) was established to ensure compliance with stakeholder legislation and to provide the group with an alternative pension arrangement. This was closed to new entrants on 1 April 2005 and replaced by the Severn Trent Stakeholder Pension Scheme.

The most recent formal actuarial valuation of the STPS was carried out using the projected unit method, whilst for the Severn Trent Senior Staff Pension Scheme, UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme, the attained age method was applied.

The unfunded supplemental scheme is revalued each year using the assumptions used in the most recent formal actuarial valuation of the Severn Trent Senior Staff Pension Scheme.

The results of these valuations at the above dates (including the unfunded arrangement for senior staff as at 31 March 2005) were as follows:

	STPS £m	Others £m	Total £m
Market value of assets	798.6	137.1	935.7
Present value of scheme liabilities	(1,018.1)	(191.4)	(1,209.5)
Net deficits	**(219.5)**	**(54.3)**	**(273.8)**

The major assumptions used by the scheme actuary in the most recent valuation of the STPS (also the approximate weighted average of assumptions used for the most recent formal valuations of all group schemes) were as follows:

Price inflation	2.75%
Salary increases	4.25%
Pension increases in payment and deferment	2.75%
Weighted average discount rate	5.70%

Following the valuation of the STPS scheme, the employers' contribution rates have been increased. This increase has varied for different companies in the group. The majority of the pension contributions are paid by Severn Trent Water and Biffa. The new employer contribution rates for these are:

Employee contribution rates	Employer contribution rates	
	Severn Trent Water	Biffa
6%	33.24%	23.04%
5%	27.70%	19.20%
3%	16.62%	11.52%

Employers' contributions to STPS in 2003/2004 were 14.64%, 12.2% or 7.32% of pensionable pay, which applied to all group companies. Employees' contributions continued at the rate of 6%, 5% or 3% of pensionable pay.

Employers' contributions to STPS in the year to 31 March 2005 amounted on average to 27.7% of pensionable payroll which was broadly equivalent to the pension charge for the year.

The total pension charge for all pension arrangements for the year ended 31 March 2005, after amortisation of surpluses and deficits, amounted to £67.7 million (2004: £30.2 million). £65.5 million (2004: £28.2 million) of this charge relates to the group's defined benefit schemes (including unfunded charge) and £2.2 million (2004: £2.0 million) relates to the group's defined contribution arrangements. Amounts carried in the balance sheet in respect of pension costs are not significant in the context of the group.

b) FRS 17 'Retirement Benefits' – additional disclosures

The actuarial liabilities and the market values of the assets at 31 March 2005 of the group's defined benefit schemes and the unfunded arrangement for senior staff, details of which are provided above, have been assessed by the group's actuaries in accordance with the requirements of FRS 17.

As the UK Waste Pension Scheme and the Severn Trent Mirror Image Pension Scheme are closed to new entrants, the age profile of scheme participants is expected to rise and hence service costs are also expected to rise in the future. A formal actuarial valuation of each scheme is carried out at regular intervals by an independent professionally qualified actuary.

The approximate weighted average of the major assumptions used by the actuary to calculate scheme liabilities under FRS 17 are:

	31 March 2005	31 March 2004	31 March 2003
Valuation method	**Projected unit**	Projected unit	Projected unit
Price inflation	**2.75%**	2.75%	2.25%
Salary increases	**4.25%**	4.25%	3.75%
Pension increases	**2.75%**	2.75%	2.25%
Discount rate	**5.50%**	5.50%	5.25%

23 Pensions and retirement benefits continued

The assets and liabilities in the schemes and expected rates of return were:

At 31 March 2005

	Long-term rate rate of return expected at 31 March 2005	STPS £m	Others £m	**Total fair value at 31 March 2005 £m**
Equities	8.25%	646.0	96.8	**742.8**
Gilts	4.60%	131.4	54.5	**185.9**
Corporate bonds	5.50%	49.4	5.6	**55.0**
Property	6.46%	55.7	8.5	**64.2**
Cash	3.75%	26.3	4.3	**30.6**
Total market value of assets		908.8	169.7	**1,078.5**
Present value of scheme liabilities		(1,172.2)	(215.6)	**(1,387.8)**
Net deficit in schemes before deferred tax		(263.4)	(45.9)	**(309.3)**

	Total deficit £m	Deferred tax asset £m	**Net group total after deferred tax £m**
Total schemes at 31 March 2005	(309.3)	92.8	**(216.5)**

At 31 March 2004

	Long-term rate of return expected at 31 March 2004	STPS £m	Others £m	Total fair value at 31 March 2004 £m
Equities	8.50%	595.8	90.3	686.1
Gilts	4.66%	92.4	47.0	139.4
Corporate bonds	5.50%	13.1	1.5	14.6
Property	6.58%	46.3	6.6	52.9
Cash	3.75%	38.3	5.5	43.8
Total market value of assets		785.9	150.9	936.8
Present value of scheme liabilities		(1,098.9)	(205.4)	(1,304.3)
Net deficit in schemes before deferred tax		(313.0)	(54.5)	(367.5)

	Total deficit £m	Deferred tax asset £m	Net group total after deferred tax £m
Total schemes at 31 March 2004	(367.5)	110.3	(257.2)

At 31 March 2003

	Long-term of return expected at 31 March 2003	STPS £m	Others £m	Total fair value at 31 March 2003 £m
Equities	8.25%	430.0	67.1	497.1
Gilts	4.53%	132.9	51.1	184.0
Property	6.39%	42.5	6.2	48.7
Cash	3.75%	12.5	3.7	16.2
Total market value of assets		617.9	128.1	746.0
Present value of scheme liabilities		(898.2)	(172.9)	(1,071.1)
Net deficit in schemes before deferred tax		(280.3)	(44.8)	(325.1)

	Total deficit £m	Deferred tax asset £m	Net group total after deferred tax £m
Total schemes at 31 March 2003	(325.1)	97.5	(227.6)

If the above amounts were recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March 2005 and 31 March 2004 would be as follows:

	2005 Profit and loss reserve £m	**2005 Net assets £m**	2004 Profit and loss reserve (restated) £m	2004 Net assets (restated) £m
Excluding net pension liability	**1,777.8**	**2,200.0**	1,798.9	2,216.1
Net pension liability under FRS 17	**(216.5)**	**(216.5)**	(257.2)	(257.2)
Net liabilities already recognised in accounts under SSAP 24 (net of deferred tax)	**9.1**	**9.1**	2.4	2.4
Including net pension liability	**1,570.4**	**1,992.6**	1,544.1	1,961.3

The weighted average employer contributions' rates to all group defined benefit schemes (expressed as a percentage of pensionable payroll) were 31.4% in the year ended 31 March 2005 (2004: 14.9%).

The amounts that would have been recognised in the profit and loss account and statement of total recognised gains and losses in respect of the pension schemes under FRS 17 would have been as follows:

Analysis of amounts that would have been charged to operating profit:
For the year ended 31 March 2005

	STPS £m	Others £m	Total £m
Loss on settlements and curtailments	(2.8)	(1.2)	(4.0)
Current service	(38.8)	(4.9)	(43.7)
Total operating charge	(41.6)	(6.1)	(47.7)

The loss on settlements and curtailments relates to charges in respect of restructuring Severn Trent Water.

For the year ended 31 March 2004

	STPS £m	Others £m	Total £m
Loss on settlements and curtailments	(0.8)	–	(0.8)
Current service cost	(30.9)	(4.2)	(35.1)
Total operating charge	(31.7)	(4.2)	(35.9)

The loss on settlement and curtailment relates to the Hales acquisition.

Analysis of amounts that would have been included as other finance income:
For the year ended 31 March 2005

	STPS £m	Others £m	Total £m
Expected return on scheme assets	60.3	10.6	70.9
Interest on scheme liabilities	(59.6)	(11.1)	(70.7)
Net return	0.7	(0.5)	0.2

For the year ended 31 March 2004

	STPS £m	Others £m	Total £m
Expected return on scheme assets	44.7	8.3	53.0
Interest on scheme liabilities	(46.3)	(9.0)	(55.3)
Net return	(1.6)	(0.7)	(2.3)

23 Pensions and retirement benefits continued

History of experience gains and losses and analysis of amounts that would have been recognised in the statement of total recognised gains and losses:

For the year ended 31 March 2005

	STPS	Others	Total
Actual return less expected return on scheme assets			
Amount (£m)	32.5	4.5	37.0
Percentage of scheme assets	3.6%	2.7%	3.4%
Experience gains and losses arising on the scheme liabilities			
Amount (£m)	7.7	(0.7)	7.0
Percentage of scheme liabilities	0.7%	0.3%	0.5%
Changes in assumptions underlying the present value of scheme liabilities			
Amount (£m)	–	–	–
Actuarial gain recognised in the statement of total recognised gains and losses			
Amount (£m)	40.2	3.8	44.0
Percentage of scheme liabilities	3.4%	1.8%	3.2%

For the year ended 31 March 2004

	STPS	Others	Total
Actual return less expected return on scheme assets			
Amount (£m)	116.3	16.1	132.4
Percentage of scheme assets	14.8%	10.7%	14.1%
Experience gains and losses arising on the scheme liabilities			
Amount (£m)	(11.3)	(6.0)	(17.3)
Percentage of scheme liabilities	1.0%	2.9%	1.3%
Changes in assumptions underlying the present value of scheme liabilities			
Amount (£m)	(127.8)	(18.9)	(146.7)
Actuarial loss recognised in the statement of total recognised gains and losses			
Amount (£m)	(22.8)	(8.8)	(31.6)
Percentage of scheme liabilities	2.1%	4.3%	2.4%

For the year ended 31 March 2003

	STPS	Others	Total
Actual return less expected return on scheme assets			
Amount (£m)	(235.4)	(28.5)	(263.9)
Percentage of scheme assets	38.1%	22.2%	35.4%
Experience gains and losses arising on the scheme liabilities			
Amount (£m)	(21.4)	(8.6)	(30.0)
Percentage of scheme liabilities	2.4%	5.0%	2.8%
Changes in assumptions underlying the present value of scheme liabilities			
Amount (£m)	(61.6)	(11.4)	(73.0)
Reversal of irrecoverable surplus			
Amount (£m)	–	12.4	12.4
Actuarial loss recognised in the statement of total recognised gains and losses			
Amount (£m)	(318.4)	(36.1)	(354.5)
Percentage of scheme liabilities	35.4%	20.9%	33.1%

The following table reconciles the movements in pension scheme deficits during the period:

For the year ended 31 March 2005

	STPS £m	Others £m	Total £m
Deficit in the scheme at the beginning of the year	(313.0)	(54.5)	(367.5)
Contributions	50.3	11.4	61.7
Current service cost	(38.8)	(4.9)	(43.7)
Loss on settlements and curtailments	(2.8)	(1.2)	(4.0)
Other financial income/(costs)	0.7	(0.5)	0.2
Actuarial gain	40.2	3.8	44.0
Deficit in scheme at end of year	(263.4)	(45.9)	(309.3)

For the year ended 31 March 2004

	STPS £m	Others £m	Total £m
Deficit in the scheme at the beginning of the year	(280.3)	(44.8)	(325.1)
Contributions	23.4	4.0	27.4
Current service cost	(30.9)	(4.2)	(35.1)
Acquisition loss	(0.8)	–	(0.8)
Other financial costs	(1.6)	(0.7)	(2.3)
Actuarial loss	(22.8)	(8.8)	(31.6)
Deficit in scheme at end of year	(313.0)	(54.5)	(367.5)

24 Cash flow statement

a) Reconciliation of profit before interest to operating cash flows

	2005 £m	2004 £m
Operating profit	**383.8**	390.7
Depreciation charge	**319.9**	299.9
Amortisation of other intangible assets	**0.2**	–
Amortisation of goodwill	**30.1**	29.8
Deferred income movement	**(1.4)**	(2.1)
Provisions for liabilities and charges	**33.5**	23.1
Utilisation of provisions for liabilities and charges	**(25.5)**	(28.6)
Decrease in stocks	**14.0**	9.2
Increase in debtors	**(36.9)**	(37.2)
(Decrease)/increase in creditors	**(18.5)**	48.3
Net cash inflow from operating activities	**699.2**	733.1

Within cash inflow from operating activities in 2004/2005 is a £1.5 million cash outflow relating to costs incurred as part of the exceptional restructuring within Severn Trent Water, a £0.4 million cash outflow relating to the exceptional loss on termination of operations and a £1.3 million cash outflow relating to the Hales integration costs.

Within cash inflow from operating activities in 2003/2004 is a £9.6 million cash outflow relating to the Hales integration costs.

b) Returns on investments and servicing of finance

	2005 £m	2004 £m
Interest received	**2.0**	3.5
Interest paid	**(136.3)**	(130.3)
Dividend to minority interest	**(0.6)**	–
Interest element of finance lease rental payments	**(16.4)**	(21.5)
Net cash outflow for returns on investments and servicing of finance	**(151.3)**	(148.3)

c) Capital expenditure and financial investment

	2005 £m	2004 (restated) £m
Purchase of tangible and intangible fixed assets	**(535.1)**	(540.6)
Grants received	**36.8**	35.6
Sale of tangible fixed assets	**15.6**	25.6
Loans advanced to associates and joint ventures	**(2.1)**	(5.3)
Loans repaid by associates and joint ventures	**0.3**	0.8
Movements in other fixed asset investments	**1.4**	(0.4)
Net cash outflow for capital expenditure and financial investment	**(483.1)**	(484.3)

Movements in other fixed asset investments includes £1.9 million of cash relating to the exceptional profit on disposal of fixed asset investment.

Proceeds from the sale of tangible fixed assets include £7.1 million (2004: £21.1 million) relating to the exceptional profit on sale of land and buildings by Severn Trent Water.

d) Acquisitions and disposals

	Book and provisional fair value of assets acquired	
	2005	2004
	£m	£m
Acquisitions		
Tangible fixed assets	**0.7**	46.5
Current assets	–	3.2
Liabilities	–	(17.9)
Provisional fair value of net assets acquired (excluding net borrowings)	**0.7**	31.8
Goodwill – capitalised	**1.2**	137.9
Consideration for businesses acquired	**1.9**	169.7
Cash of businesses acquired	–	0.3
Net consideration	**1.9**	170.0
Satisfied by:		
Cash consideration relating to current year acquisitions	**(1.4)**	(170.0)
Deferred consideration relating to current year acquisitions	**(0.5)**	–
	(1.9)	(170.0)
Cash consideration – as above	**(1.4)**	(170.0)
Cash consideration relating to previous years acquisitions not accrued	**(1.7)**	(0.2)
Cash settlement of opening accrued consideration	–	(0.4)
	(3.1)	(170.6)
Disposals		
Proceeds on disposal of businesses (note 21c)	**6.5**	–
Total cash flow from acquisitions and disposals	**3.4**	(170.6)

Acquisitions have not materially impacted on the group's operating cashflow for the year.

The proceeds on disposal of businesses relate to the exceptional profit on sale of the group's interest in Indaqua.

e) Liquid resources

Liquid resources comprise amounts held via short-term deposits with a maturity date of less than one year.

f) Financing

	2005	2004 (restated)
	£m	£m
Loans advanced	**556.6**	737.3
Repayments of amounts borrowed	**(442.4)**	(496.5)
New finance lease funding	–	42.3
Finance lease capital repaid	**(8.1)**	–
Increase in debt	**106.1**	283.1
Receipts from shares issued net of expenses	**5.5**	5.6
Share purchase by employee share trust	**(4.1)**	(3.2)
Net cash inflow from financing	**107.5**	285.5

g) Analysis of changes in net debt

	At 31 March 2004 £m	Cash flow £m	Other non cash changes £m	Exchange movement £m	**At 31 March 2005 £m**
Cash at bank and in hand	44.5	4.8	–	1.1	**50.4**
Overdrafts (note 15)	(32.1)	6.3	–	(0.6)	**(26.4)**
	12.4	11.1	–	0.5	**24.0**
Debt due within one year (note 15)	(442.4)	5.8	–	–	**(436.6)**
Debt due after one year (note 16)	(1,888.7)	(120.0)	(8.7)	0.2	**(2,017.2)**
Finance leases (notes 15 and 16)	(501.2)	8.1	(7.5)	–	**(500.6)**
	(2,832.3)	(106.1)	(16.2)	0.2	**(2,954.4)**
Short-term deposits	70.8	(30.4)	–	–	**40.4**
Total	(2,749.1)	(125.4)	(16.2)	0.7	**(2,890.0)**

25 Principal subsidiary undertakings and their Directors

Water and sewerage

Severn Trent Water Limited
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000

Directors

C S Matthews	J H Bailey
I Elliott	R S S Martin
G C Messham	S H Reilly
P F Stephenson	S Stubbs
M R Wilson	A P Wray

Waste management

Biffa Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)

Directors

C S Matthews	M J Bettington
W R A De Jonghe	D R Knott
T W J Lowth	N H Manning
R B Tate	

Biffa Waste Services Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221

Directors

M J Bettington	R Chivers
B J Griffiths	P T Jones
D R Knott	T W J Lowth
N H Manning	M D Prosser
M Sadique	M L Saville
D Savory	R B Tate

UK Waste Management Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221

Directors

M J Bettington	D R Knott
T W J Lowth	

Biffa Waste Management Limited
Coronation Road, Cressex
High Wycombe HP12 3TZ
Telephone 01494 521221

Directors

M J Bettington	D R Knott
T W J Lowth	

Biffa Treatment NV
Robert Schumanplein 6, bus 5
1040 Brussels, Belgium
Telephone 0032 2 257 92 00
(Incorporated and operational in Belgium)

Directors

M J Bettington	P Canivet
T W J Lowth	N V Retema (represented by W R A De Jonghe)
K Smits	W Tytgat

Services

Severn Trent Services Inc
Suite 300, 580 Virginia Drive, Ft Washington, Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors

C S Matthews	R S Brydon Jannetta
D L Chester	L F Graziano
P K Tandon	

Severn Trent (Del) Inc
300 Delaware Avenue, Suite 1704,
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)

Directors

P P Davies	L F Graziano
K J Kelly	J W Whalen (Jr)

Severn Trent Services (Del) Inc
300 Delaware Avenue, Suite 1704,
Wilmington, Delaware 19801, USA
Telephone 001 302 427 5990
(Holding company – incorporated and operational in the United States of America)

Directors

L F Graziano	K J Kelly
J W Whalen (Jr)	P Winnington

Severn Trent Water International Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

L F Graziano	B M Horner
A Norman	W G Weatherdon

Coast to Coast Water Limited
(80% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

A J Handford	B M Horner
A Norman	

C2C Services Limited
(80% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

W F Earp	A J Handford
B M Horner	R J Phillips
W G Weatherdon	E A Wilson

Severn Trent Water International (Overseas Holdings) Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000

Directors

A Norman	M R Wilson

Severn Trent Environmental Services Inc
Park 10, 16337 Park Row
Houston, Texas 77084, USA
Telephone 001 281 578 4200
(Incorporated and operational in the United States of America)

Directors

I S Burrowes	D L Chester
L F Graziano	J A Graziose (Jr)
K J Kelly	

Severn Trent Services Limited
Park Lane, Minworth, Sutton Coldfield,
West Midlands B76 9BL
Telephone 0121 313 2300

Directors

R A Lloyd	R G Piper

Severn Trent Water Purification Inc
3000 Advance Lane, Colmar
Pennsylvania 18915, USA
Telephone 001 215 997 4000
(Incorporated and operational in the United States of America)

Directors

D L Chester	L F Graziano
K J Kelly	

Excel Technologies International Corp
1110 Industrial Blvd, Sugarland, Texas
77478, USA
Telephone 001 281 240 6770
(Incorporated and operational in the United States of America)

Directors
D L Chester L F Graziano
K J Kelly

Severn Trent Metering Services Limited
Smeckley Wood Close
Chesterfield Trading Estate
Chesterfield S41 9PZ
Telephone 01246 456658

Directors
G G Archibald A R Elder
L F Graziano R G Piper

Severn Trent Laboratories Limited
STL Business Centre, Torrington Avenue
Coventry CV4 9GU
Telephone 024 764 21213

Directors
R S Brydon Jannetta A W Gibson
R A Henton

Severn Trent Laboratories Inc
Suite 300, 580 Virginia Drive, Ft Washington,
Pennsylvania 19034 2707, USA
Telephone 001 215 646 9201
(Incorporated and operational in the United States of America)

Directors
R S Brydon Jannetta H Collins Villemaire
K J Kelly K C Wheatstone

QED Environmental Systems Inc
6095 Jackson Road, Ann Arbor
Michigan 48103, USA
Telephone 001 734 995 2547
(Incorporated and operational in the United States of America)

Directors
R S Brydon Jannetta H Collins Villemaire
K J Kelly K C Wheatstone

Systems

Severn Trent Systems Limited*
(trading as Aseriti)
2800 The Crescent
Birmingham Business Park
Birmingham B37 7YL
Telephone 0121 717 7755

Directors
J M Bassford R Picken

Computer Systems and Applications Inc
(Trading as Severn Trent Systems Inc)
Two Chasewood Park
20405 State Highway 249, Suite 600,
Houston, Texas 77070, USA
Telephone 001 281 320 7100
(Incorporated and operational in the United States of America)

Directors
J M Bassford L F Graziano
K J Kelly G Mollere

Property

Severn Trent Property Limited
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)

Directors
G P F Inge J S R Haynes
P A Ludlow V J O'Connell

Daventry International Rail Freight Terminal Limited
(92.5% owned)
2308 Coventry Road, Birmingham B26 3JZ
Telephone 0121 722 6000
(Property development)

Directors
J S R Haynes J Jones
P A Ludlow

Engineering consultancy and insurance

Charles Haswell and Partners Limited
3900 Parkside, Birmingham Business Park,
Birmingham B37 7YG
Telephone 0121 717 7744
(Engineering design consultants)

Directors
I Elliott M C Inns
A C Smith M R Wilson

Derwent Insurance Limited
57/63 Line Wall Road, Gibraltar
Telephone 0035 31 604 8100
(Insurance company – incorporated and operational in Gibraltar)

Directors
P P Davies N Feetham
P K Tandon F White

Others

Severn Trent Water Services Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)

Directors
P P Davies M R Wilson

Severn Trent Services Holdings Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)

Directors
P P Davies M R Wilson

Severn Trent Corporate Holdings Plc*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)

Directors
P P Davies M R Wilson

Severn Trent Overseas Holdings Limited*
2297 Coventry Road, Birmingham B26 3PU
Telephone 0121 722 4000
(Holding company)

Directors
P P Davies M R Wilson

*Held directly by the company

Country of incorporation and main operation is Great Britain unless otherwise stated.

All subsidiary undertakings are wholly owned unless otherwise indicated. All shareholdings are in ordinary shares with the exception of a preference shareholding in Biffa Plc and Severn Trent Water Services Plc.

All subsidiary undertakings have been included in the consolidation.

As at 6 June 2005.

	2005	2004 (restated)	2003	2002	2001 (restated)
	£m	£m	£m	£m	£m
Profit and loss account					
Turnover: group and share of joint ventures	**2,084.2**	2,018.5	1,855.8	1,799.1	1,685.9
Less: share of joint ventures' turnover	**(3.0)**	(3.4)	(3.8)	(4.8)	(4.3)
Turnover	**2,081.2**	2,015.1	1,852.0	1,794.3	1,681.6
Profit before interest, goodwill amortisation and exceptional items	**438.6**	440.6	409.8	418.8	400.2
Goodwill amortisation	**(30.1)**	(29.8)	(25.2)	(26.5)	(17.4)
Profit before interest and exceptional items	**408.5**	410.8	384.6	392.3	382.8
Net exceptional items	**(14.8)**	11.6	(40.8)	(17.0)	(15.5)
Net interest payable	**(176.4)**	(168.0)	(159.4)	(159.0)	(161.1)
Profit on ordinary activities before taxation	**217.3**	254.4	184.4	216.3	206.2
Current taxation on profit on ordinary activities	**(40.9)**	(33.3)	(24.8)	(16.1)	(12.4)
Deferred taxation*	**(36.9)**	(36.3)	(59.5)	(42.3)	(52.4)
Profit on ordinary activities after taxation	**139.5**	184.8	100.1	157.9	141.4
Equity minority interests	**(0.7)**	(0.7)	(0.9)	(0.6)	(0.4)
Dividends	**(167.4)**	(162.0)	(157.6)	(157.6)	(154.5)
Retained (loss)/profit for the financial year	**(28.6)**	22.1	(58.4)	(0.3)	(13.5)
Net assets employed					
Fixed assets	**5,950.8**	5,803.9	5,480.6	5,395.7	5,309.8
Other net liabilities excluding net debt and provisions	**(236.6)**	(266.7)	(232.1)	(208.2)	(190.2)
Provisions for liabilities and charges	**(624.2)**	(572.0)	(523.1)	(480.4)	(418.0)
	5,090.0	4,965.2	4,725.4	4,707.1	4,701.6
Financed by					
Called up share capital	**225.8**	225.2	224.4	224.0	223.6
Reserves	**1,972.3**	1,988.5	1,993.2	2,070.0	2,066.3
Total shareholders' funds	**2,198.1**	2,213.7	2,217.6	2,294.0	2,289.9
Minority shareholders' interests	**1.9**	2.4	2.2	1.4	1.2
Net debt	**2,890.0**	2,749.1	2,505.6	2,411.7	2,410.5
	5,090.0	4,965.2	4,725.4	4,707.1	4,701.6
Statistics					
Earnings per share	**40.3p**	53.5p	28.9p	45.9p	41.2p
Earnings per share before exceptional items and deferred tax	**55.6p**	61.4p	58.1p	63.2p	61.0p
Dividends per share	**48.51p**	47.04p	45.9p	45.9p	45.0p
Dividend cover (before exceptional items in all years and before deferred tax)	**1.1**	1.3	1.3	1.4	1.4
Gearing	**56.8%**	55.4%	53.0%	51.3%	51.3%
Ordinary share price at 31 March	**915p**	761p	716p	738p	694.5p
Average number of employees – water and sewerage	**5,106**	4,998	4,780	4,662	4,837
– other	**11,268**	10,795	9,867	9,710	9,220

Following the implementation of UITF38 – 'Accounting for ESOP Trusts', the 2004 balance sheet was restated to reflect shares held by the Severn Trent Employee Share Ownership Trust which have not vested unconditionally at the balance sheet date. Other prior year comparatives have not been restated in the above table.

*Following the implementation of FRS 19 'Deferred Tax', the 2001 results were restated to reflect a deferred tax charge under the new accounting standard.

Gearing has been calculated as net debt divided by the sum of net equity and net debt.

Shareholder enquiries
If you have a question about your shareholding in the company you should contact our registrars, Lloyds TSB Registrars, who are responsible for making dividend payments and updating the register of shareholders, including details of changes to names and addresses. You should also contact the registrars if you would like to have your dividends paid directly into your bank or building society account.

The registrars contact details are:
Telephone helpline: 0870 600 3967
Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA

Online communication
Shareview is operated by Lloyds TSB Registrars and gives you access to services over the internet that enable you to check details of your shareholding at any time. To register for the service, please go to www.shareview.co.uk.

Shareholders can also elect to receive communications from the company electronically. If you do, you will receive an email notification when the Annual Report and Notice of Annual General Meeting become available on our website. To register for this service please contact Lloyds TSB Registrars.

Company information
The company's website at www.severntrent.com provides news and details of the company's activities, latest results, information on the share price and links to our businesses' websites.

Financial calendar and results announcements

Annual General Meeting

at the International Convention Centre, Broad Street, Birmingham, B1 2EA.	26 July 2005, at 11.00am

Dividend payments in respect of the year ended 31 March 2005:

Interim dividend	paid 6 April 2005
Proposed final dividend	*payable 31 August 2005*

The results of the group will normally be published at the following times:

Interim results for the six months to 30 September:	December
Preliminary results for the year to 31 March:	June
Report and accounts for the year to 31 March:	June

Analysis of shareholdings at 31 March 2005

Category	Number of shareholders	% of shareholders	Number of shares (million)	% of shares
Individual and joint accounts	85,568	92.29	44.1	12.75
Other*	7,147	7.71	301.9	87.25
Total	92,715	*100.00*	346.0	100.00

Size of Holding	Number of shareholders	% of shareholders	Number of shares (million)	% of shares
1-499	55,365	59.7	10.8	3.1
500-999	21,487	23.2	14.7	4.3
1,000-4,999	14,398	15.5	22.5	6.5
5,000-9,999	491	0.5	3.2	0.9
10,000-49,999	467	0.5	10.1	2.9
50,000-99,999	151	0.2	10.3	3.0
Over 100,000	356	0.4	274.4	79.3
Total	92,715	100.0	346.0	100.0

* Includes insurance companies, nominee companies, banks, pension funds, other corporate bodies, limited and public limited companies

Cautionary statement
This document contains certain 'forward-looking statements' with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as 'anticipates', 'aims', 'due', 'could', 'may', 'should', 'expects', 'believes', 'intends', 'plans', 'targets', 'goal' or 'estimates'. By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, changes in the economies and markets in which the group operates; changes in the regulatory and competition frameworks in which the group operates; the impact of legal or other proceedings against or which affect the group; and changes in interest and exchange rates.

All written or verbal forward-looking statements, made in this document or made subsequently, which are attributable to Severn Trent or any other member of the group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

This document is not an offer to sell, exchange or transfer any securities of Severn Trent Plc or any of its subsidiaries and is not soliciting an offer to purchase, exchange or transfer such securities in any jurisdiction. Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act of 1933 (as amended).









For more information about Severn Trent Plc and its businesses see our website www.severntrent.com

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Severn Trent Plc, Registered office: 2297 Coventry Road, Birmingham B26 3PU
Telephone: +44 (0)121 722 4000 Registered number: 2366619